                                                  Filed Pursuant to rule 424(b)1
                                                  File No. 333-367

                                700,000 SHARES
                      [LOGO OF MATEWAN BANCSHARES, INC.]

            7 1/2% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)

  Matewan BancShares, Inc., a Delaware corporation ("Matewan" or the "Company"), is offering (the "Offering") 700,000 shares of 7 1/2% Cumulative Convertible Preferred Stock, Series A (the "Convertible Preferred Stock"). Matewan, a bank holding company headquartered in Williamson, West Virginia, serves as the parent of Matewan National Bank (the "Bank") and Matewan Bank, FSB (the "Thrift" and, together with the Bank, the "Banking Subsidiaries"). Matewan's outstanding common stock, par value $1.00 per share (the "Common Stock"), is traded over-the-counter on the Nasdaq National Market under the symbol "MATE."

  The primary purpose of the Offering is to finance approximately one-half of the $28.6 million purchase price of the acquisition by Matewan of Bank One, Pikeville, N.A. ("Pikeville"), from Banc One Corporation ("Banc One"). See "The Acquisition."

  The Convertible Preferred Stock will be listed on the Nasdaq SmallCap Market under the symbol "MATEP."

  SEE "RISK FACTORS" ON PAGES 10 AND 11 OF THIS PROSPECTUS FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THE SECURITIES  OFFERED HEREBY ARE NOT  SAVINGS OR DEPOSIT ACCOUNTS  AND ARE
   NOT INSURED BY THE BANK INSURANCE FUND OR THE SAVINGS ASSOCIATION
         INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

                               ----------------

                                         PRICE TO       UNDERWRITING   PROCEEDS TO THE
                                        PUBLIC(1)         DISCOUNT        COMPANY(2)
                                     ---------------- ---------------- ----------------
Per Share . . . . . . . . . . . . .      $25.00           $1.50            $23.50
Total(3) . . . . . . . . . . . . . .  $17,500,000      $1,050,000       $16,450,000

--------
(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $400,000.
(3) The Company has granted an option to the Underwriter, exercisable within 30 days of the date of this Prospectus, to purchase up to 105,000 additional shares of Convertible Preferred Stock at the Price to Public, less the Underwriting Discount shown above, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $20,125,000, $1,207,500 and $18,917,500, respectively. See
    "Underwriting."

                               ----------------

  The shares of Convertible Preferred Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it, and subject to its right to reject orders in whole or in part. Delivery of the shares of Convertible Preferred Stock is expected against payment therefor on or about March 4, 1996, at the offices of Wheat, First Securities, Inc., Richmond, Virginia.

                          WHEAT FIRST BUTCHER SINGER

               The date of this Prospectus is February 27, 1996.

                      [LOGO OF MATEWAN BANCSHARES, INC.]

                          [MAP SHOWING MARKET AREA]



  THE COMPANY REGARDS ITS MARKET AS THE SEVEN-COUNTY AREA SHOWN ABOVE (MINGO, LOGAN AND BOONE COUNTIES IN WEST VIRGINIA AND PIKE, MARTIN, JOHNSON AND FLOYD COUNTIES IN KENTUCKY, COLLECTIVELY, THE "MARKET"). ALL DEPOSIT AND DEPOSIT MARKET SHARE DATA INCLUDED IN THE PROSPECTUS IS BASED ON FDIC BRANCH DEPOSIT DATA AS OF JUNE 30, 1994.

                                 ------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE CONVERTIBLE PREFERRED STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes thereto appearing elsewhere in this Prospectus. All per share data of Matewan included in this Prospectus have been restated to reflect a 300% stock dividend paid in May 1993, a 300% stock dividend paid in May 1994 and a 10% stock dividend paid by Matewan in June 1995. Unless otherwise specified in this Prospectus, the term "Offering" as used herein refers to the Company's Offering of 700,000 shares of Convertible Preferred Stock at $25.00 per share, and does not include the exercise of the Underwriter's over-allotment option.

                            MATEWAN BANCSHARES, INC.

  Matewan, a bank holding company headquartered in Williamson, West Virginia, provides through the Bank, organized in 1913, and the Thrift, organized in 1994, a broad range of financial services. Matewan has 13 offices located in southwestern West Virginia and eastern Kentucky. At September 30, 1995, Matewan had total assets of $389.5 million, total deposits of $324.0 million and total shareholders' equity of $44.5 million. Matewan ranked third in its Market based on total deposits.

  Matewan's strategy is to become the leading provider of financial services in its Market by offering customers innovative products through convenient delivery systems and a well-trained, sales-oriented work force. Management believes that effective employment of technology in providing financial services, coupled with a commitment to customer service, affords Matewan with a distinct competitive advantage in its Market. In implementing its strategy, management emphasizes the following:

  . Technology to enhance products and delivery systems. The Company uses sophisticated technology to enhance its delivery systems. Matewan offers its retail customers 24-hour banking by touch-tone phone by means of an interactive voice response system, and in 1996, Matewan will offer its retail customers the ability to access account information, transfer funds and pay certain bills via personal computer. The Company currently utilizes personal computer technology to enable its commercial customers to access cash management services via interlinks with Matewan's mainframe system. The Company also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of the Banking Subsidiaries, thereby enhancing internal communication and customer service. In addition, the Company's sophisticated credit rating and pricing models enable the Banking Subsidiaries to price their loan products to reflect credit risk more accurately.

  . Customer service and convenience. Through extended lobby and drive-up hours, Saturday and Sunday banking hours and alternative delivery systems, Matewan offers convenient service to customers. Because the Banking Subsidiaries have integrated consumer platforms, customers of Matewan can obtain full banking services at any branch office. All but one of the 13 branch offices of the Company are open on Saturdays, and its two supermarket branches are open 363 days a year. No other bank in its Market offers comparable extended service hours.

  . Dedicated, sales-oriented work force. Matewan has historically devoted significant resources to training its work force and instilling a sales-oriented culture to promote customer service and market penetration. In addition to extensive orientation and training of new employees with an emphasis on the individual's job assignment, the Company also provides regular continuing education and training to all employees. To further promote customer service, the Company emphasizes performance-based compensation, as an increasing percentage of employees have their total compensation, and all employees have at least a portion of their compensation, based on incentive programs.

  The Company's strategy has enabled it to enjoy a compound annual asset growth rate of 16.9% over the last decade, with assets increasing from $72.8 million on December 31, 1984, to $389.5 million at September 30, 1995. The Company's utilization of technology and commitment to cost control has resulted in an average efficiency ratio of 54.20% for the five years ended December 31, 1994. The Company's returns on average assets were 1.40% and 1.28% (annualized) for the year ended December 31, 1994, and the nine months ended September 30, 1995, respectively.

                              PENDING ACQUISITION

  Matewan has entered into a stock purchase agreement (the "Purchase Agreement") with Banc One, providing for Matewan's purchase of 100% of the outstanding capital stock of Pikeville, a national bank subsidiary of Banc One, for $28.6 million in cash (the "Acquisition"). Following the Acquisition, Matewan will operate Pikeville as a separate subsidiary under the name "Matewan National Bank/Kentucky." At September 30, 1995, Pikeville had total assets of $221.0 million, total deposits of $181.5 million and total shareholder's equity of $19.4 million.

  The proceeds of the Offering will be used to fund approximately one-half of the $28.6 million purchase price of the Acquisition. Consummation of the Acquisition is not a condition to closing of the Offering. In the event that the Acquisition is not consummated, Matewan will use the net proceeds from the Offering for general corporate purposes. See "Use of Proceeds."

                          REASONS FOR THE ACQUISITION

  The following summarizes the major reasons for the Acquisition and the benefits Matewan expects will accrue to its operations from the Acquisition:

  . Appeal of Pikeville Market. Management views Pikeville and Pike County, Kentucky as the most attractive segments in Matewan's Market. Pikeville, Kentucky is a regional hub of economic activity and provides the area with financial, medical, legal and retail services. Pike County has the largest population of any county in its Market.

  . Increased Market Share. Following the Acquisition, Matewan will increase its market share of deposits from fourth to second in Pike County and from third to first in its Market. Management believes that economic growth in its Market will continue to provide a favorable climate in which to conduct Matewan's business.

  . Increased Operating Efficiencies. After the Acquisition, Matewan will be able to realize operating efficiencies by consolidating certain branches, combining data processing operations and leveraging the capabilities of its existing back-office support functions. Management estimates that, within one year following the Acquisition, it can realize expense savings of $1.2 million, or approximately 15% of Pikeville's 1994 non-interest expense, which will reduce Pikeville's efficiency ratio to levels approximating Matewan's. See "Risk Factors-- Integration of Pikeville" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Anticipated Operating Effect of Acquisition on Matewan."

  . Revenue Enhancement Opportunities. Pikeville's profitability levels are below those being realized by Matewan. The Acquisition will provide Matewan with increased revenue enhancement opportunities through expanded customer service and convenience for Pikeville's customer base. Matewan will extend its existing alternative delivery systems and extended banking hours to Pikeville's operations. The Acquisition will also permit Matewan to apply its existing training programs to Pikeville's work force to develop a sales-oriented culture to promote customer service and further Pikeville's market penetration.

  For a discussion of the potential risks to Matewan inherent in the Acquisition, see "Risk Factors--Negative Effect of Acquisition on Regulatory Capital" and "--Integration of Pikeville."

                                  THE OFFERING

Convertible Preferred
 Stock
 Offered by the Compa-
 ny.....................  700,000 shares
Convertible Preferred
 Stock
 Outstanding after the
 Offering...............  700,000 shares
Offering Price..........  $25.00 per share
Use of Proceeds.........  Net proceeds of the Offering are estimated to be approximately $16.1 million and will be used to fund
                          approximately one-half of the $28.6 million purchase price of the Acquisition. See "Use of Proceeds," "The Company" and
                          "The Acquisition."
Nasdaq SmallCap
 Market Symbol..........  "MATEP"
Liquidation Preference..  $25.00 per share
Dividends...............  Cumulative annual dividend at a rate of 7.5%, or $1.875 per share, payable in quarterly installments commencing on June
                          15, 1996.
Conversion..............  Convertible into shares of Common Stock at a price of $22.00 per share of Common Stock.
Redemption..............  Redeemable at the option of Matewan, on or after March 15,
                          2000, at a price of $26.125 per share, declining annually to
                          $25.00 per share in 2006.
Voting Rights...........  None, except as required by law.

                                  RISK FACTORS

  When deciding whether to invest in the Convertible Preferred Stock, prospective investors should consider the following material risks associated with an investment in the Company: the risk that the Acquisition may not be consummated; the negative effect of the Acquisition on Matewan's regulatory capital levels; the risk that Matewan will not be able to successfully integrate Pikeville into its operations; regional economic factors that affect both Matewan and Pikeville; the scope and effect of financial institution regulation and possible legislation on both Matewan and Pikeville; the effects of general economic conditions and monetary policies; and the potential lack of liquidity in the Convertible Preferred Stock. See "Risk Factors."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                            MATEWAN BANCSHARES, INC.

  The following selected consolidated financial data for the five years ended December 31, 1994, are derived from the consolidated financial statements of the Company. The selected consolidated financial data for the nine months ended September 30, 1995 and 1994, are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) which management of the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1995, are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1995. The information shown below should be read in conjunction with the consolidated financial statements, the related notes thereto and other financial information of Matewan included elsewhere in this Prospectus. See "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            AT OR FOR THE
                          NINE MONTHS ENDED
                            SEPTEMBER 30,        AT OR FOR THE YEAR ENDED  DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1995      1994      1994      1993      1992      1991      1990
                          --------  --------  --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME FOR THE PERIOD:
 Total interest income..  $ 23,898  $ 20,857  $ 28,524  $ 27,428  $ 28,444  $ 29,853  $ 28,067
 Total interest ex-
  pense.................     9,329     7,713    10,543     9,774    11,631    15,234    15,403
 Net interest income....    14,569    13,144    17,981    17,654    16,813    14,619    12,664
 Provision for loan
  losses................     1,261     1,293     1,643     1,285     1,343     1,507     1,203
 Non-interest income....     2,267     2,099     2,802     2,395     2,409     1,959     1,805
 Non-interest expense...     9,961     8,406    11,259    10,372     9,897     9,391     8,238
 Income before income
  taxes.................     5,614     5,544     7,881     8,392     7,982     5,680     5,028
 Applicable income tax-
  es....................     2,009     2,000     2,876     3,269     2,919     2,068     1,538
 Net income.............     3,605     3,544     5,005     5,123     5,063     3,612     3,490
BALANCE SHEET DATA:
 Total assets...........   389,513   366,290   371,410   342,949   329,156   323,627   301,923
 Loans--net.............   228,274   210,539   214,744   195,853   172,764   168,097   170,343
 Securities available
  for sale..............     9,032     9,782    11,051       921       922       951       894
 Securities held to ma-
  turity................    96,565    97,082    98,930    98,814   106,263   105,513    89,496
 Federal funds sold.....    20,503    14,519     4,770    14,032    18,090    21,200    14,255
 Deposits...............   324,039   306,363   310,647   291,153   281,116   271,271   252,512
 Shareholders' equity...    44,465    40,930    41,803    38,032    33,952    29,959    27,124
PER SHARE DATA:
 Net income.............      0.98      0.97      1.36      1.40      1.38      0.98      0.95
 Cash dividends.........      0.30      0.20      0.31      0.28      0.28      0.23      0.16
 Book value.............     12.12     11.16     11.40     10.37      9.25      8.17      7.40
AVERAGE SHARES OUTSTAND-
 ING....................     3,668     3,668     3,668     3,668     3,668     3,668     3,668
KEY RATIOS:
PERFORMANCE:
 Return on average as-
  sets..................      1.28%     1.33%     1.40%     1.56%     1.57%     1.18%     1.28%
 Return on average
  shareholders' equity..     11.29     12.03     12.39     14.12     16.44     12.56     13.01
 Net interest margin....      5.75      5.46      5.53      5.88      5.73      5.23      5.05
 Non-interest expense to
  average assets........      3.55      3.17      3.14      3.16      3.07      3.07      3.03
 Efficiency ratio.......     59.16     55.15     54.17     51.73     51.49     56.65     56.94
 Ratio of earnings to
  fixed charges: (1)
 Excluding interest on
  deposits..............     13.64x    20.59x    18.63x    36.71x    22.17x     8.68x     8.54x
 Including interest on
  deposits..............      1.60      1.72      1.75      1.86      1.69      1.37      1.33
LIQUIDITY AND CAPITAL:
 Average loans to aver-
  age deposits..........     70.19%    66.29%    67.14%    64.69%    61.85%    64.27%    67.75%
 Dividend payout ratio..     28.77     19.05     22.82     20.34     20.58     23.08     17.02
 Average shareholders'
  equity to average as-
  sets..................     11.37     11.10     11.27     11.07      9.55      9.39      9.85
 Tier 1 leverage ratio..     11.01     10.65     10.76     10.49      9.63      8.50      8.10
 Risk-based capital:
 Tier 1 capital ratio...     18.17     17.71     17.98     17.63     17.61     15.05     13.73
 Total capital ratio ...     19.29     18.96     19.23     18.88     18.86     16.15     14.77
ASSET QUALITY:
 Net charge-offs to av-
  erage loans outstand-
  ing...................      0.95      0.76      0.82      0.44      0.51      0.80      0.48
 Non-performing loans to
  total period-end
  loans.................      1.22      1.05      1.08      0.65      1.75      1.21      1.52
 Non-performing assets
  to total period-end
  assets................      0.88      0.65      0.67      0.42      1.04      0.77      1.19
 Allowance for loan
  losses to total peri-
  od-end loans..........      1.14      1.46      1.35      1.49      1.41      1.18      1.08
 Allowance for loan
  losses to non-perform-
  ing loans.............     93.85    139.25    125.14    230.79     80.35     97.66     71.09

--------
(1) The ratio of earnings to fixed charges has been computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges include interest expense, but not rent expense, as the interest component of rent expense is not significant.

                           BANK ONE, PIKEVILLE, N.A.

  The following selected financial data for the three years ended December 31, 1994, are derived from the financial statements of Pikeville. The selected financial data for the nine months ended September 30, 1995 and 1994, are derived from unaudited financial statements. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) which management of Pikeville considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1995, are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1995. The information shown below should be read in conjunction with the financial statements and the related notes thereto of Pikeville included elsewhere in this Prospectus.

                                 AT OR FOR THE
                               NINE MONTHS ENDED   AT OR FOR THE YEAR ENDED
                                 SEPTEMBER 30,            DECEMBER 31,
                               ------------------  ----------------------------
                                 1995      1994      1994      1993      1992
                               --------  --------  --------  --------  --------
                                    (IN THOUSANDS, EXCEPT RATIO DATA)
INCOME FOR THE PERIOD:
 Total interest income.......  $ 13,601  $ 13,225  $ 17,580  $ 17,364  $ 17,997
 Total interest expense......     5,858     4,542     6,237     5,865     7,669
 Net interest income.........     7,743     8,683    11,343    11,499    10,328
 Provision for loan losses...       675     1,524     2,064     1,312     1,200
 Non-interest income.........       973     1,184     1,129     1,226     1,287
 Non-interest expense........     6,764     5,671     7,644     7,593     7,667
 Income before income taxes..     1,277     2,672     2,764     3,820     2,748
 Applicable income taxes.....       400       869       840     1,200       800
 Cumulative effect adjust-
  ment--change in accounting
  for income taxes...........        --        --        --       272        --
 Net income..................       877     1,803     1,924     2,348     1,948
BALANCE SHEET DATA:
 Total assets................   221,019   227,258   225,871   242,150   234,153
 Loans--net..................   164,191   163,607   165,154   142,383   126,164
 Securities available for
  sale.......................     3,567    21,674    30,749        --        --
 Securities held to maturi-
  ty.........................     9,299    11,479    10,666    78,282    74,829
 Securities purchased under
  agreement to resell........    25,674    12,047     1,123        --    12,475
 Deposits....................   181,509   185,760   183,070   194,370   206,877
 Shareholder's equity........    19,369    19,863    19,343    20,323    19,846
KEY RATIOS:
PERFORMANCE:
 Return on average assets....      0.52%     1.08%     0.82%     1.02%     0.84%
 Return on average sharehold-
  er's equity................      6.03     12.41      9.46     11.73      9.84
 Net interest margin.........      4.98      5.21      5.32      5.44      4.89
 Non-interest expense to av-
  erage assets...............      4.01      3.40      3.26      3.29      3.37
 Efficiency ratio............     77.60     57.47     61.29     59.67     66.01
LIQUIDITY AND CAPITAL:
 Average loans to average de-
  posits.....................     92.78     82.24     81.35     64.34     62.47
 Average shareholder's equity
  to average assets..........      8.66      8.56      8.48      8.43      8.61
 Tier 1 leverage ratio.......      8.59      8.62      8.38      8.17      8.23
 Risk-based capital:
 Tier 1 capital ratio........     10.52     10.36     10.10     11.86     14.03
 Total capital ratio.........     11.77     11.61     11.35     13.11     15.28
ASSET QUALITY:
 Net charge-offs to average
  loans outstanding..........      1.58      0.41      0.43      0.25      0.74
 Non-performing loans to to-
  tal period-end loans.......      2.42      0.94      1.10      0.40      2.34
 Non-performing assets to to-
  tal period-end assets......      1.92      0.75      0.88      0.29      1.46
 Allowance for loan losses to
  total period-end loans.....      2.20      2.77      2.95      2.48      2.04
 Allowance for loan losses to
  non-performing loans.......     90.93    294.32    268.93    611.68     86.88

                              RECENT DEVELOPMENTS

MATEWAN RECENT UNAUDITED RESULTS

  For the fourth quarter of 1995, net income increased to a record $1.6 million, or 10.5% over the fourth quarter of 1994. Net income per share was $0.44 for the fourth quarter of 1995, as compared to $0.40 per share for the same period in 1994. For the year ended December 31, 1995, net income increased 4.3% to a record $5.2 million. Net income per share was $1.42 for 1995, as compared to $1.36 for 1994. Return on average assets was 1.67% (annualized) for the fourth quarter of 1995 and 1.38% for the year.

  The following table sets forth certain recent financial data of the Company at the date and for the periods indicated. Financial data at December 31, 1995, and for the three months and year ended December 31, 1995, are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included.

                                              AT OR FOR THE      AT OR FOR THE
                                            THREE MONTHS ENDED    YEAR ENDED
                                            DECEMBER 31, 1995  DECEMBER 31, 1995
                                            ------------------ -----------------
                                                 (IN THOUSANDS, EXCEPT PER
                                                   SHARE AND RATIO DATA)
BALANCE SHEET DATA:
 Total assets..............................      $401,034          $401,034
 Loans - net...............................       228,568           228,568
 Deposits..................................       334,387           334,387
 Shareholders' equity......................        45,817            45,817
INCOME STATEMENT DATA:
 Net interest income.......................         5,229            19,798
 Provision for loan losses.................           647             1,908
 Net income................................         1,615             5,220
PER SHARE DATA:
 Net income................................          0.44              1.42
 Dividends.................................          0.10              0.38
 Book value................................         12.49             12.49
PERFORMANCE DATA:
 Return on average assets..................          1.67%             1.38%
 Return on average shareholders' equity....         14.47             12.09
 Net interest margin.......................          5.90              5.78
 Efficiency ratio..........................         48.34             56.23

  The net interest margin was 5.90% for the fourth quarter of 1995 and remained strong at 5.78% for the full year 1995 compared to 5.53% for the full year 1994. Aggressive loan pricing in a generally declining interest rate environment was the primary reason for maintaining healthy margins during the year. During the year, Matewan continued to focus on cost control. Non-interest expense was 3.7% lower in the fourth quarter than in any other quarter in 1995, and the efficiency ratio for the fourth quarter was 48.34% versus 56.23% for the year.

PIKEVILLE RECENT UNAUDITED RESULTS

  The following table sets forth certain unaudited financial data of Pikeville at December 31, 1995, and for the year then ended.

                                                                 AT OR FOR THE
                                                                  YEAR ENDED
                                                               DECEMBER 31, 1995
                                                               -----------------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
BALANCE SHEET DATA:
 Total assets.................................................     $224,874
 Loans - net..................................................      150,762
 Deposits.....................................................      190,664
 Shareholder's equity.........................................       19,482
INCOME STATEMENT DATA:
 Net interest income..........................................       10,066
 Provision for loan losses....................................          941
 Net income...................................................        1,154
PERFORMANCE DATA:
 Return on average assets.....................................         0.51%
 Return on average shareholder's equity.......................         5.94
 Net interest margin..........................................         4.83
 Efficiency ratio.............................................        76.60

                                 RISK FACTORS

  Before investing in the shares of Convertible Preferred Stock offered hereby, prospective investors should give special consideration to the material risks described below, together with all of the other information appearing elsewhere in this Prospectus.

ACQUISITION MAY NOT BE CONSUMMATED

  It is not a condition of the Offering that the Acquisition be consummated prior to or simultaneous with the Offering. There is a risk that the Acquisition may not be consummated. Although the parties have obtained all necessary regulatory approvals, the statutory waiting period during which the United States Department of Justice may challenge the Acquisition on anti-trust grounds will not expire until March 1, 1996. Consummation of the Acquisition is also subject to a number of other conditions beyond the control of Matewan, including the requirement that Pikeville not have experienced a material adverse change and that Matewan shall have received the proceeds from the Loan (as defined below). See "The Acquisition." In the event that the Acquisition is not consummated, Matewan intends to utilize the net proceeds of the Offering for general corporate purposes. In such event, management will have substantial discretion in applying the net proceeds to be received by Matewan.

NEGATIVE EFFECT OF ACQUISITION ON REGULATORY CAPITAL

  The Acquisition will have a negative effect on the regulatory capital ratios of Matewan. Assuming consummation of the Acquisition and the issuance of the Convertible Preferred Stock, Matewan's capital ratios at September 30, 1995, under regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), would be affected as follows: the total risk-based capital ratio would decrease from 19.29% to 12.65%, the Tier 1 capital ratio would decrease from 18.17% to 11.12% and the Tier 1 leverage ratio would decrease from 11.01% to 7.62%. Notwithstanding these decreases, the Banking Subsidiaries and Pikeville will continue to maintain the requisite capital levels to qualify under regulatory guidelines as "well capitalized" institutions.

  The following table sets forth, as of September 30, 1995, capital ratios of Matewan; the pro forma capital ratios of Matewan, after giving effect to the Acquisition; the pro forma capital ratios of Matewan after giving effect to the Acquisition and the Offering; and the minimum capital ratios required by regulation. See "Supervision and Regulation--Capital Adequacy."

                                        AFTER    AFTER ACQUISITION REGULATORY
                             ACTUAL  ACQUISITION   AND OFFERING     MINIMUMS
                             ------  ----------- ----------------- ----------
   Total risk-based capital
    ratio................... 19.29%     8.86%          12.65%           8.00%
   Tier 1 capital ratio..... 18.17      7.61           11.12            4.00
   Tier 1 leverage ratio.... 11.01      5.24            7.62       3.00-5.00

INTEGRATION OF PIKEVILLE

  While Matewan has in the past made other acquisitions, Matewan has never made an acquisition as large as Pikeville. The future growth and profitability of Matewan will depend on the success of Matewan's integration of Pikeville's operations. Historically, Pikeville has not achieved the same level of financial results as Matewan, and the integration of Pikeville into Matewan could adversely affect Matewan's financial performance. Matewan's ability to successfully integrate Pikeville into Matewan's current operations will depend on a number of factors, including: (i) its ability to improve Pikeville's operating efficiency; (ii) its ability to devote adequate personnel to integrate Pikeville's operations into Matewan's operations, while still managing its existing operations effectively; (iii) its ability to improve Pikeville's operating results; and (iv) its ability to effectuate cost savings from the Acquisition. No assurance can be given that Matewan will be able to integrate successfully Pikeville, that the operation of Pikeville will not adversely affect Matewan's profitability, or that Matewan will be able to manage effectively its growth resulting from the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Anticipated Operating Effect of Acquisition on Matewan."

REGIONAL ECONOMIC FACTORS

  Matewan's offices are located in a seven-county area in southwestern West Virginia and eastern Kentucky. The economy in Matewan's Market is directly and indirectly dependent on the coal industry. The economy also benefits from various governmental infrastructure projects and assistance programs. These infrastructure projects have been substantially completed, and no assurance can be given that funds will be provided for future projects. A downturn in the coal industry or a decline in governmental expenditures could negatively impact the value of collateral securing loans held in Matewan's portfolio, the ability of borrowers to repay such loans in accordance with original terms and demand for Matewan's loans, deposits and other products.

FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION

  Matewan, the Banking Subsidiaries and Pikeville are subject to extensive regulation and supervision. The regulatory authorities have broad discretion in connection with their supervision, examination and enforcement activities and policies. Among other powers, the regulatory authorities may impose restrictions on the operation of a financial institution, may require the classification of assets by an institution and may dictate an increase in an institution's allowance for loan losses. Any change in the applicable statutes, regulations or policies or in the regulatory structure, whether by the Federal Reserve, the Office of the Comptroller of the Currency (the "OCC"), the Office of Thrift Supervision (the "OTS"), the Federal Deposit Insurance Corporation (the "FDIC") or Congress, could have a material impact on Matewan, the Bank, the Thrift or Pikeville and their respective operations. See "Supervision and Regulation."

ECONOMIC CONDITIONS AND MONETARY POLICIES

  Economic conditions and monetary policies beyond Matewan's control may have a significant impact on Matewan's operations, including such matters as changes in net interest income from one period to another. Examples of such conditions and policies include: (i) the strength of credit demand by customers; (ii) the percentage of deposits that must be held in the form of non-earning cash reserves; (iii) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and
(iv) changes in the general levels of interest rates, including changes resulting from Federal Reserve monetary activities.

POTENTIAL LACK OF LIQUIDITY

  The Common Stock has only recently been listed on the Nasdaq National Market, and there is limited trading in the Common Stock. Prior to the Offering, there has been no public market in the Convertible Preferred Stock. Although the Convertible Preferred Stock will be listed on the Nasdaq SmallCap Market, there can be no assurance that an active trading market in the Convertible Preferred Stock will develop or, if developed, that such market will be sustained after the Offering.

                                  THE COMPANY

  Matewan, which was incorporated in 1984 under the laws of the State of Delaware, is a registered bank holding company headquartered in Williamson, West Virginia. Matewan was organized for the purpose of serving as the holding company for the Bank and is also the holding company for the Thrift. The principal business of Matewan is directing, planning and coordinating the business activities of the Bank and the Thrift, and the financial condition and results of operations of Matewan are primarily dependent upon the operations of these entities. At September 30, 1995, Matewan had total assets of $389.5 million, total deposits of $324.0 million and total shareholders' equity of $44.5 million.

  The Bank was organized as a national bank in 1913 in Matewan, West Virginia. The Bank maintains its executive offices in Williamson, West Virginia, and has banking offices in Matewan, Gilbert, Delbarton, Kermit, Danville and Logan, West Virginia. In May 1994, the Bank opened the Money Center in Williamson, West Virginia, which, in addition to centralizing all of the lending departments of the Bank, serves as a loan production office, a loan support office and the headquarters for the financial services division of the Bank. The Bank has a total of nine offices.

  The Thrift was organized and established as a federally chartered de novo savings bank in 1994. The Thrift operates two traditional offices located in Coal Run and Paintsville, Kentucky, and two supermarket branches located in Pikeville and Goody, Kentucky.

  Matewan's Market is developing an increasingly diverse economy. The coal industry is the local economy's principal industry, and demand for the type of coal found in the Company's Market, bituminous, has increased. Clean air legislation has prompted consumers of coal, predominately utilities, to burn low-sulfur coal, such as the type of bituminous coal found in the Market, that emits fewer pollutants. The Market's coal mining industry is complemented by wholesale trade, retail trade and service industries. Infrastructure projects, such as the construction of the Highway 119 corridor, are improving access to the area and are expected to facilitate future economic growth. Pikeville, Kentucky, is a regional hub of economic activity and provides the area with financial, medical, legal and retail services. See "Risk Factors--Regional Economic Factors."

  Matewan's strategy is to become the leading provider of financial services in its Market by offering customers innovative products through convenient delivery systems and a well-trained, sales-oriented work force. Management believes that effective use of technology in providing financial services, coupled with a commitment to customer service, affords Matewan a competitive advantage in its Market. In implementing this strategy, management emphasizes the following:

  . Technology to enhance products and delivery systems. The Company has extensively utilized sophisticated technology to enhance its delivery systems. Matewan offers its retail customers 24-hour banking by touch-tone phone by means of an interactive voice response system. In 1996, Matewan will offer its retail customers the ability to access account information, transfer funds and pay certain bills via personal computer. The Company currently utilizes personal computer technology that enables commercial customers to access cash management services via interlinks with Matewan's main frame system. The Company also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of the Banking Subsidiaries, thereby enhancing internal communication and customer service. In addition, the Company's sophisticated credit rating and pricing models enable the Banking Subsidiaries to price their loan products to reflect credit risk more accurately.

  . Customer service and convenience. Through the use of two supermarket branches and other alternative delivery systems and extended banking hours of service, the Banking Subsidiaries offer convenient service to customers. Because the Banking Subsidiaries have integrated consumer platforms, customers of Matewan can obtain full banking services at any branch office. All but one of the 13 branch offices of the Banking Subsidiaries are open on Saturday. The two supermarket branches are open 363 days a year, including Sunday from 1:00 p.m. to 6:00 p.m. and for full banking hours on most holidays. During the week, seven of the 13 branches have extended hours, with 7:00 a.m. to 7:00 p.m. drive-up service and 9:00 a.m. to 5:00 p.m. lobby service for stand-alone branches and 9:00 a.m.

     to 8:00 p.m. service for supermarket branches. No other bank offers comparable extended service hours in its Market.

  . Dedicated, sales-oriented work force. Matewan has historically devoted significant resources to training its work force and instilling a sales-oriented culture to promote customer service and market penetration. In addition to extensive orientation and training of new employees with an emphasis on the individual's job assignment, the Company also provides regular continuing education and training of all employees. It is the Company's policy to reimburse employees for all business-related courses taken at local universities, and the Company has sponsored graduate level courses through Marshall University at its offices for its employees and local residents. To further promote customer service, the Company emphasizes performance-based compensation, with an increasing percentage of employees having their total compensation, and all employees having a portion of their compensation, based on incentive programs.

  Implementation of this strategy has enabled the Company to enjoy a compound annual asset growth rate of 16.9% over the last decade, with assets increasing from $72.8 million on December 31, 1984, to $389.5 million on September 30, 1995. The Company's utilization of technology and commitment to cost control has resulted in an average efficiency ratio of 54.20% for the five years ended December 31, 1994. The Company's returns on average assets were 1.40% and 1.28% (annualized) for the year ended December 31, 1994, and the nine months ended September 30, 1995, respectively.

  The executive offices of Matewan are located at Second Avenue and Vinson Street, Williamson, West Virginia, 25661, and the telephone number at this address is (304) 235-1544.

                                THE ACQUISITION

TERMS AND CONDITIONS OF THE ACQUISITION

  Pursuant to the Purchase Agreement with Banc One, Matewan will purchase 100% of the outstanding capital stock of Pikeville for $28.6 million in cash. After the Acquisition, Matewan will operate Pikeville as a separate subsidiary, under the name "Matewan National Bank/Kentucky."

  Matewan will fund the purchase price of the Acquisition from (i) estimated net proceeds of the Offering in the amount of $16.1 million, (ii) $550,000 in cash and cash equivalents (excluding $400,000 in expenses associated with the Acquisition) and (iii) a ten-year loan to the holding company in an original principal amount of $12.0 million (the "Loan"), which will bear interest at the rate of 2.0% per annum above the five-year Treasury note yield on the date of the loan, repricing after five years. Matewan will pledge 100% of the common stock of its subsidiary, the Bank, and a key-man life insurance policy on the life of Dan R. Moore, Chief Executive Officer, with a face amount of $5 million, as collateral for the Loan.

  Matewan and Banc One, for federal income tax purposes, will elect to treat the purchase of the outstanding stock of Pikeville as a purchase of Pikeville's assets pursuant to Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"). One result of a 338(h)(10) election is that Pikeville's tangible and intangible assets with a fair market value in excess of their adjusted tax bases will receive a "step-up" in basis for federal income tax purposes. To the extent the adjusted tax basis of intangible property (such as core deposit intangibles, other intangibles and goodwill) is stepped up (which is anticipated as a result of the Acquisition), Matewan will receive the benefit of amortization deductions with respect to those assets.

  Banc One has agreed to remove the derivatives portfolio of Pikeville at or before the closing of the Acquisition and to indemnify Pikeville and Matewan for all expenses or losses accruing or arising after September 28, 1995, relating to the derivatives portfolio. In addition, Banc One has agreed to indemnify Pikeville and Matewan for costs or losses relating to certain litigation and to share costs or losses with Pikeville and Matewan and to indemnify Pikeville and Matewan above certain limits for certain other litigation. Banc One will also indemnify Pikeville and Matewan with respect to certain employment and employee benefit matters, as well as for inaccuracies in the representations and warranties made to Matewan resulting in losses in excess of $100,000. These indemnities are for differing periods of time of not less than three years.

  The closing of the Acquisition is contingent upon satisfaction of a number of conditions, including without limitation: (i) the approval of the Federal Reserve which was received on February 15, 1996, and expiration of the statutory waiting period, during which period the United States Department of Justice may challenge the Acquisition on anti-trust grounds, which waiting period will expire on March 1, 1996; (ii) closing of the Loan; (iii) consummation of the Offering; and (iv) the satisfaction of a number of other conditions which are beyond the control of Matewan, including the requirement that Pikeville not have experienced a material adverse change. In the event that the Purchase Agreement is terminated by reason of Matewan's failure, for any reason, to fund the purchase price, Matewan is obligated to pay Banc One a fee equal to $250,000.

REASONS FOR THE ACQUISITION

  The following summarizes the major objectives of the Acquisition and the benefits Matewan expects will accrue to its operations from the Acquisition.

  Appeal of Pikeville Market. Management views Pikeville and Pike County, Kentucky, as the most attractive segments in Matewan's Market. Pike County has the largest population of any county in the Market. Pikeville, Kentucky, is a regional hub of economic activity and provides the area with financial, medical, legal and retail services.

  Increased Market Share. Upon consummation of the Acquisition, Matewan will increase its market share of deposits from fourth to second in Pike County and from third to first in its Market. Management believes that economic growth in its Market will continue to provide a favorable climate in which to conduct Matewan's business. The following table reflects, based on the latest publicly available data, the pro forma effects (after closing two offices) that the Acquisition will have on Matewan's branch network, deposits and deposit market share at June 30, 1994:

                                 HISTORICAL(/1/)        PRO FORMA FOR ACQUISITION(/1/)
                            -------------------------- ----------------------------------
                             CURRENT           DEPOSIT                           DEPOSIT
                            NUMBER OF          MARKET   NUMBER OF                MARKET
                             OFFICES  DEPOSITS  SHARE    OFFICES    DEPOSITS      SHARE
                            --------- -------- ------- ----------- -----------  ---------
                                               (DOLLARS IN MILLIONS)
   Mingo County, WV........      6     $206.7   53.9%            6  $     206.7       53.9%
   Pike County, KY(/2/)....      3       10.5    1.3             8        204.7       25.6
   Logan County, WV........      2       28.9    8.0             2         28.9        8.0
   Boone County, WV........      1       60.7   28.2             1         60.7       28.2
   Johnson County,
    KY(/2/)................      1       --      --              1      --           --
   Floyd County, KY........    --        --      --          --         --           --
   Martin County, KY.......    --        --      --          --         --           --
                               ---     ------   ----      --------  -----------  ---------
     Total for Seven Coun-
      ties.................     13     $306.8   12.6%           18       $500.9       20.5%
                               ===     ======   ====      ========  ===========  =========

  --------
  (/1/) All historical and pro forma deposit and market share data is as of June 30, 1994.
  (/2/) Two of the Company's Pike County offices and the Company's Johnson
   County office were opened after June 30, 1994.

  The following table shows the pro forma comparative market position of Matewan in its Market, after giving effect to the Acquisition, as of June 30, 1994:

                                                         DEPOSITS    PERCENTAGE
      INSTITUTION                                      (IN MILLIONS) OF DEPOSITS
      -----------                                      ------------- -----------
   Matewan BancShares, Inc............................    $500.9        20.5%
   Pikeville National Corporation.....................     458.5        18.8
   Banc One Corporation...............................     304.8        12.5
   Trans Financial Bancorp............................     277.7        11.4
   First Prestonsburg Bancshares......................     131.1         5.4
   Citizens National Corporation......................     128.7         5.3
   Ten remaining institutions.........................     637.3        26.1

  All of Matewan's and Pikeville's offices are located within approximately a 35-mile radius of Matewan's headquarters. As Matewan is already serving depositors and borrowers in the Market, the Company is familiar with these areas. The customer base of Pikeville includes approximately 92,600 households as customers, having approximately 17,450 deposit accounts with Pikeville. Matewan believes that by acquiring this depositor base it will have significant future growth opportunities to provide mortgage loans, consumer loans and other financial services to these depositors.

  Increased Operating Efficiencies. Management anticipates that the Company will realize significant operating efficiencies and expense savings by means of the consolidation of operations of Matewan and Pikeville. In addition to the elimination of management fees paid by Pikeville to Banc One, management expects to generate additional expense savings through the assimilation of data processing functions and the consolidation of two branches (one additional branch was closed by Pikeville in December 1995). Management also anticipates more efficiently utilizing the current operating systems of Matewan by spreading the cost of such systems over a larger asset base. In particular, management anticipates effective utilization of the technological investment made by Matewan over a much larger customer base, providing Pikeville customers the services currently provided to Matewan's existing customer base, but without a proportional increase in personnel or equipment. Management estimates that, within one year following the Acquisition, it can recognize cost savings of $1.2 million, or approximately 15% of Pikeville's 1994 non-interest expense, which would reduce Pikeville's efficiency ratio to levels approximating Matewan's historical efficiency ratio. See "Risk Factors--Integration of Pikeville" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Anticipated Operating Effect of Acquisition on Matewan."

  Revenue Enhancement Opportunities. Pikeville's profitability levels are below those being realized by Matewan. The Acquisition will provide Matewan with increased revenue enhancement opportunities through expanded customer service and convenience for Pikeville's customer base. Matewan will extend its existing alternative delivery systems and extended banking hours to Pikeville's operations. The Acquisition will also permit Matewan to apply its existing training programs to Pikeville's work force to develop a sales-oriented culture to promote customer service and further Pikeville's market penetration.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Convertible Preferred Stock offered hereby will be used to fund approximately one-half of the estimated costs of the Acquisition, consisting of the $28.6 million purchase price and capitalized estimated costs and expenses of $400,000. The sources of funds needed to fund these amounts are described below:

     Estimated net proceeds of Offering............................ $16,050,000
     Long-term debt................................................  12,000,000
     Cash and cash equivalents.....................................     950,000
                                                                    -----------
                                                                    $29,000,000

  If the Acquisition is not consummated, the net proceeds from the Offering will be used for general corporate purposes, including funding of further expansion of Matewan's business and possible acquisitions of other financial service businesses. Matewan has no current arrangements or understandings with respect to any acquisition other than the Acquisition.

  To the extent that the over-allotment option granted to the Underwriter is exercised, the net proceeds from the sale of any additional shares purchased will be used for general corporate purposes. Pending application of the net proceeds of the Offering, Matewan plans to invest the net proceeds in short-term, investment-grade securities or money market instruments.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of Matewan at September 30, 1995, and is adjusted to give effect to the consummation of the Acquisition and the issuance of 700,000 shares of Convertible Preferred Stock offered hereby.

                                                        SEPTEMBER 30, 1995
                                                        --------------------
                                                                     AS
                                                        ACTUAL   ADJUSTED(1)
                                                        -------  -----------
                                                            (DOLLARS IN
LONG-TERM DEBT                                              THOUSANDS)
Note payable--$12.0 million note with interest at 2.0%
 per annum above the
 five-year Treasury note yield at the date of the loan,
 repricing after five years and due in monthly
 installments over ten years........................... $    --    $12,000 (2)
SHAREHOLDERS' EQUITY
Preferred Stock--$1.00 par value; 1,000,000 shares
 authorized, no shares outstanding at September 30,
 1995; as adjusted, 700,000 shares of Convertible
 Preferred Stock, Series A (aggregate liquidation value
 $17,500,000) authorized and outstanding (1)...........      --     17,500
Common Stock--$1.00 par value; 10,000,000 shares
 authorized; 3,684,104 shares outstanding at September
 30, 1995, including 16,253 shares in treasury.........   3,684      3,684
Capital surplus........................................  12,182     10,732
Retained earnings......................................  28,727     28,727
Treasury stock.........................................     (68)       (68)
Net unrealized loss on available-for-sale securities...     (60)       (60)
                                                        -------    -------
    Total shareholders' equity.........................  44,465     60,515
                                                        -------    -------
    Total long-term debt and shareholders' equity...... $44,465    $72,515
                                                        =======    =======

--------
(1) Assumes that 700,000 shares of Convertible Preferred Stock are sold at $25.00 per share and that the net proceeds from the Offering are approximately $16.05 million. If the Underwriter's over allotment option is exercised in full, 805,000 shares of Convertible Preferred Stock would be sold resulting in net proceeds from the Offering of approximately $18.52 million.

(2) Indebtedness incurred to fund a portion of the purchase price for the Acquisition. If the Acquisition is not consummated, such indebtedness will not be incurred.

                    COMMON STOCK PRICE RANGE AND DIVIDENDS

  The Common Stock is traded on the Nasdaq National Market under the symbol "MATE." Prior to its listing on the Nasdaq National Market on June 1, 1994, there was no established trading market for the Common Stock. At December 31, 1995, there were approximately 610 holders of record of the Common Stock and 3,667,351 shares outstanding.

  The following table sets forth the high and low sales prices of the Common Stock for each quarter since the listing of the Common Stock on the Nasdaq National Market on June 1, 1994:

                                                     PRICE RANGE  CASH DIVIDENDS
                                                    -------------  DECLARED PER
                                                     HIGH   LOW    COMMON SHARE
                                                    ------ ------ --------------
1994:
  First Quarter.................................... $   -- $   --     $0.057
  Second Quarter...................................  24.55  18.18      0.064
  Third Quarter....................................  20.00  17.27      0.064
  Fourth Quarter...................................  18.86  14.09      0.127
1995:
  First Quarter....................................  18.18  15.23      0.091
  Second Quarter...................................  20.50  17.27      0.091
  Third Quarter....................................  20.50  18.50      0.100
  Fourth Quarter...................................  21.38  19.50      0.100
1996:
  First Quarter (through February 27, 1996)........  21.50  18.50      0.100

  On February 22, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $18.50 per share.

  On January 10, 1995, Matewan's Board of Directors authorized the repurchase of up to 100,000 shares of its Common Stock. As of the date of this Prospectus, a total of 2,700 shares have been purchased for a total of $54,700. Purchases may be made from time to time, subject to regulatory requirements, in the open market or in privately negotiated transactions. Purchased shares may be used from time to time for various corporate purposes.

  Matewan currently intends to continue to pay regular quarterly cash dividends on the Common Stock, subject to Matewan's needs for funds. However, Matewan's dividend policy is subject to the discretion of the Board of Directors. In determining whether to continue such dividend payments and in establishing the amount of any dividends to be paid, the Board will consider Matewan's earnings, capital requirements and financial condition, prospects for future earnings, federal economic and regulatory policies, general business conditions and other relevant factors, certain of which are beyond the control of Matewan.

  The primary source of funds for dividends paid by Matewan to its shareholders is the dividend income received from its Banking Subsidiaries, and after the Acquisition, from Pikeville. The ability of the Banking Subsidiaries and Pikeville to pay dividends is regulated by the OCC, in the case of the Bank and Pikeville, and the OTS, in the case of the Thrift, and, in certain cases, requires the approval of such agencies. The OCC and the OTS also have the authority to prohibit a regulated depository institution from engaging in what in such agency's opinion constitutes an unsafe or unsound practice for conducting business. Depending upon the financial condition of the depository institution, payment of dividends could be deemed to constitute such an unsafe or unsound practice. In addition, a depository institution may not pay a dividend or otherwise make a capital distribution if the payment thereof would cause such institution to fail to satisfy its capital requirements. Due to regulatory dividend limits, it is not anticipated that Pikeville will be in a position to declare dividends before the fourth quarter of 1996. See "Supervision and Regulation--Payment of Dividends."

  Although management believes that the Banking Subsidiaries will be able to generate sufficient earnings to pay dividends to Matewan in amounts sufficient to fund the payment of dividends on the Convertible Preferred

Stock, to continue Matewan's current dividend policy with respect to the Common Stock and to service the interest and principal payments on the indebtedness incurred to fund the Acquisition, there can be no assurance that the Banking Subsidiaries and Pikeville will be able to generate such earnings or to pay such dividends. To the extent that the Banking Subsidiaries and Pikeville are unable to generate sufficient earnings or to pay sufficient dividends to enable Matewan to pay full dividends on both the Convertible Preferred Stock and the Common Stock, Matewan would be required to pay all cumulative dividends on the Convertible Preferred Stock before paying any dividends on the Common Stock. See "Description of Capital Stock."

                        PRO FORMA FINANCIAL INFORMATION

  The following pro forma condensed consolidated balance sheet as of September 30, 1995, and the pro forma condensed consolidated statements of income for the nine months ended September 30, 1995, and the year ended December 31, 1994, give effect to the acquisition of 100% of the outstanding capital stock of Pikeville by Matewan. The pro forma information is based on the historical financial statements of Matewan and Pikeville, giving the effect to the proposed Acquisition under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements.

  The pro forma statements have been prepared by Matewan's management based upon the financial statements of Pikeville. These pro forma statements may not be indicative of the results that actually would have occurred if the Acquisition had been in effect on the dates indicated or which may be obtained in the future. In addition, minor differences may result from rounding. The pro forma financial statements should be read in conjunction with the financial statements and notes of Matewan and Pikeville included elsewhere in this Prospectus.

          PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                           SEPTEMBER 30, 1995
                               -----------------------------------------------
                                  AS REPORTED
                               ------------------
                                                   PRO FORMA       PRO FORMA
                               MATEWAN  PIKEVILLE ADJUSTMENTS     CONSOLIDATED
                               -------- --------- -----------     ------------
                                             (IN THOUSANDS)
ASSETS:
Cash and cash equivalents..... $ 35,838 $  6,334    $  (950)(a)     $ 41,222
Interest bearing deposits in
 other banks..................      675       --         --              675
Securities purchased under
 agreements to resell.........       --   25,674         --           25,674
Held-to-maturity securities...   96,565    9,299        302 (b)      106,166
Available-for-sale
 securities...................    9,032    3,567         --           12,599
Loans, net....................  228,274  164,191       (412)(b)      392,053
Premises and equipment........    9,742    8,948                      18,690
Accrued interest receivable
 and other assets.............    9,387    3,006     10,393 (b)       22,786
                               -------- --------    -------         --------
    Total assets.............. $389,513 $221,019    $ 9,333         $619,865
                               ======== ========    =======         ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY:
Deposits:
  Non-interest bearing........ $ 42,722 $ 24,540    $    --         $ 67,262
  Interest bearing............  281,317  156,969        652 (b)      438,938
                               -------- --------    -------         --------
    Total.....................  324,039  181,509        652          506,200
Short-term borrowings:
  Federal funds purchased.....       --   14,815         --           14,815
  Repurchase agreements.......   13,968       --         --           13,968
  Other.......................    3,755    2,076         --            5,831
                               -------- --------    -------         --------
    Total.....................   17,723   16,891         --           34,614
Long-term debt................       --       --     12,000 (a)       12,000
Accrued interest payable and
 other liabilities............    3,286    3,250         --            6,536
                               -------- --------    -------         --------
    Total liabilities.........  345,048  201,650     12,652          559,350
Shareholders' equity..........   44,465   19,369     (3,319)(a,b)     60,515
                               -------- --------    -------         --------
    Total liabilities and
     shareholders' equity..... $389,513 $221,019    $ 9,333         $619,865
                               ======== ========    =======         ========

      See notes to pro forma condensed consolidated financial statements
                                 (unaudited).

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                  NINE MONTHS ENDED SEPTEMBER 30, 1995
                               ------------------------------------------------
                                  AS REPORTED
                               ------------------
                                                   PRO FORMA        PRO FORMA
                               MATEWAN  PIKEVILLE ADJUSTMENTS      CONSOLIDATED
                               -------  --------- -----------      ------------
                               (IN THOUSANDS, EXCEPT PER SHARE AND RATIO
                                                 DATA)
Interest income..............  $23,898   $13,601    $    98 (c1,4)   $37,597
Interest expense.............    9,329     5,858        308 (c2,5)    15,495
                               -------   -------    -------          -------
Net interest income .........   14,569     7,743       (210)          22,102
Provision for loan losses....    1,261       675         --            1,936
                               -------   -------    -------          -------
Net interest income after
 provision for loan losses ..   13,308     7,068       (210)          20,166
Other income.................    2,267       973         --            3,240
Other expenses...............    9,961     6,764        770 (c3,6)    17,495
                               -------   -------    -------          -------
Income before income taxes...    5,614     1,277       (980)           5,911
Applicable income taxes......    2,009       400       (392)(c7)       2,017
                               -------   -------    -------          -------
Net income...................    3,605       877       (588)           3,894
Preferred dividends..........       --        --       (984)(d)         (984)
                               -------   -------    -------          -------
Net income applicable to
 Common Stock................  $ 3,605   $   877    $(1,572)         $ 2,910
                               =======   =======    =======          =======
Average common shares
 outstanding.................    3,668                                 3,668
Net income per share
 applicable to Common Stock
 ............................  $  0.98                               $  0.79
                               =======                               =======
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends:
 Excluding interest on
 deposits....................    13.64x                                 2.17x
 Including interest on
 deposits....................     1.60                                  1.25


See notes to pro forma condensed consolidated financial statements (unaudited).

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                      YEAR ENDED DECEMBER 31, 1994
                               ------------------------------------------------
                                  AS REPORTED
                               ------------------
                                                   PRO FORMA        PRO FORMA
                               MATEWAN  PIKEVILLE ADJUSTMENTS      CONSOLIDATED
                               -------  --------- -----------      ------------
                               (IN THOUSANDS, EXCEPT PER SHARE AND RATIO
                                                 DATA)
Interest income..............  $28,524   $17,580    $   131 (c1,4)   $46,235
Interest expense.............   10,543     6,237        411 (c2,5)    17,191
                               -------   -------    -------          -------
Net interest income .........   17,981    11,343       (280)          29,044
Provision for loan losses....    1,643     2,064         --            3,707
                               -------   -------    -------          -------
Net interest income after
 provision for loan losses ..   16,338     9,279       (280)          25,337
Other income.................    2,802     1,129         --            3,931
Other expenses...............   11,259     7,644      1,027 (c3,6)    19,930
                               -------   -------    -------          -------
Income before income taxes...    7,881     2,764     (1,306)           9,339
Applicable income taxes......    2,876       840       (523)(c7)       3,193
                               -------   -------    -------          -------
Net income...................    5,005     1,924       (784)           6,145
Preferred dividends..........       --        --     (1,313)(d)       (1,313)
                               -------   -------    -------          -------
Net income per share
 applicable to Common Stock..  $ 5,005   $ 1,924    $(2,097)         $ 4,832
                               =======   =======    =======          =======
Average common shares
 outstanding.................    3,668                                 3,668
Net income per share
 applicable to Common Stock
 ............................  $  1.36                               $  1.32
                               =======                               =======
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends:
 Excluding interest on
 deposits....................    18.63x                                 2.62x
 Including interest on
 deposits....................     1.75                                  1.37


See notes to pro forma condensed consolidated financial statements (unaudited).

  NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

  Pursuant to the Purchase Agreement, Matewan will pay Banc One $28.6 million in cash for the purchase of 100% of the outstanding capital stock of Pikeville and will incur estimated related costs and expenses of $400,000. The pro forma financial statements assume that the Acquisition will be accounted for as a purchase.

  (a) Reflects the proceeds of the Offering, the increase in long-term debt, and the reduction in cash as a result of the Acquisition (in thousands):

      Estimated net proceeds of the Offering.......         $16,050
      Long-term debt...............................          12,000
      Cash and cash equivalents....................             950
                                                            -------
      Purchase price and related costs.............         $29,000
                                                            =======

  (b) Under purchase accounting, Pikeville's assets and liabilities are required to be adjusted to their estimated fair values. The estimated fair value adjustments have been determined by Matewan based upon available information set forth in the notes to Pikeville's financial statements included elsewhere in this Prospectus and other information available to management. No assurance can be given that such estimated fair values represent fair values that would ultimately be determined at the effective date of the Acquisition. Following are the pro forma adjustments made to reflect Pikeville's fair values at September 30, 1995 (in thousands):


                                                             NET ASSETS
                                                        -------------------
                                                        INCREASE (DECREASE)
      Amounts as reported by Pikeville................         $19,369
      Fair value adustments:
        Investments...................................             302
        Loans.........................................            (412)
        Deposit base intangibles......................           2,997
        Certificates of deposit.......................            (652)
        Costs in excess of net assets of
         company acquired.............................           7,396
                                                               -------
                                                               $29,000
                                                               =======

  (c) For purposes of determining the pro forma effect of the Acquisition on Matewan's consolidated statement of income, the following pro forma adjustments have been made:

                                                       NINE MONTHS
                                                          ENDED      YEAR ENDED
                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1995          1994
                                                      ------------- ------------
                                                            (IN THOUSANDS)
1 Decrease in interest income resulting from the use
  of cash,
  at an assumed interest rate of 5.0%...............      $ (36)       $ (48)
2 Interest expense on $12,000 of long-term debt at
  7.5% over 10 years
  (assuming no principal reductions in the periods
  presented)........................................       (675)        (900)
3 Amortization of deposit base intangibles over the
  estimated lives
  of the deposit relationships on an accelerated ba-
  sis...............................................       (493)        (657)
4 Amortization/accretion of adjustments to invest-
  ments and loans...................................        134          179
5 Amortization/accretion of adjustments to certifi-
  cates of deposit..................................        367          489
6 Amortization of cost in excess of net assets ac-
  quired over 20 years..............................       (277)        (370)
7 Decrease in income tax provision associated with
  adjustments.......................................        392          523
                                                          -----        -----
                                                          $(588)       $(784)
                                                          =====        =====

  (d) Reflects quarterly dividends at an annual rate of 7.5% as if the Convertible Preferred Stock had been outstanding as of the beginning of each period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is designed to provide a better understanding of the results of operations and the financial condition of the Company. This discussion should be read in conjunction with the information included under "Prospectus Summary," "Risk Factors," "The Company," "The Acquisition," "Business" and the consolidated financial statements and the related notes thereto of Matewan included elsewhere in this Prospectus.

            ANTICIPATED OPERATING EFFECT OF ACQUISITION ON MATEWAN
  The major objectives of the Acquisition and the benefits Matewan expects will accrue to its operations from the Acquisition include expansion of its presence in the attractive Pikeville market, increased share in Matewan's Market, increased operating efficiences resulting from the consolidation of operations, revenue enhancement resulting from expanded customer service and the development of a sales-oriented work force at Pikeville. See "The Acquisition--Reasons for the Acquisition."

  There are a number of factors which will affect the financial impact of the Acquisition to Matewan, including, but not limited to, the ability of Matewan to realize expense savings and to enhance operating revenues, the expenses associated with the Acquisition, such as interest expense on Acquisition debt, foregone income on the funds used in the Acquisition, the amortization of intangibles and the costs of the Acquisition and the dividends on the Convertible Preferred Stock. See "Risk Factors--Integration of Pikeville."

  Management believes that, based on the historical core earnings of Pikeville and the operating efficiencies and expense savings that can be achieved as a result of the consolidation of the operations of Matewan and Pikeville, the Acquisition of Pikeville will generate sufficient earnings to offset the expenses and costs associated with the Acquisition as described above, with the result that the Acquisition will be accretive to earnings per share within one year and thereafter.

  Management expects to generate expense savings through the assimilation of data processing and mortgage origination functions and the consolidation of two branches. Pikeville has historically paid management, data processing and other fees to Banc One pursuant to inter-company agreements. Matewan plans to convert data processing, mortgage origination and other systems concurrently with closing of the Acquisition and anticipates a net reduction of such outlays of approximately $700,000 annually. The application of Matewan's lower fixed cost structure to the operations of Pikeville and the recent termination of 25 data processing employees by Pikeville will generate the majority of these expense savings. Management also anticipates cost savings through the consolidation of two Pikeville branches into existing Matewan offices by June 30, 1996. The consolidation of these two offices is expected to reduce the expenses of the combined company by approximately $500,000 in the first year. Given the proximity of these offices to existing Matewan branches, management does not anticipate significant account run-off. In addition, the historical financial results of Pikeville reflect the costs associated with operation of a branch closed by Pikeville on December 31, 1995, prior to the Acquisition. The deposits of this branch totalled $4.0 million, and the annual expenses historically associated with the operation of this facility were an estimated $150,000.

  As a result of effecting the Acquisition, Matewan will be able to avoid incurring certain non-recurring expenses previously incurred by Pikeville. During the nine months ended September 30, 1995, Pikeville incurred a one-time charge of approximately $500,000 associated with severance and retention bonus programs implemented by Banc One prior to the Acquisition. Matewan does not anticipate any additional expenses related to this program. The income statement for Pikeville for the period ended September 30, 1995, also reflects a one-time charge of approximately $300,000, to conform Pikeville's depreciation lives for fixed assets to those of Banc One.

  In addition to the currently quantifiable cost reductions described above, Matewan believes that the Acquisition will permit more efficient utilization of Matewan's current infrastructure. While Matewan has enjoyed an average efficiency ratio of 54.20% for the five years ended December 31, 1994, by effecting the Acquisition, Matewan will increase its total earning assets by approximately 57.3% and increase its full-time employee work force by only 44.6%. In addition, Matewan will make available to Pikeville's customers the banking technology services currently provided by Matewan to its existing customer base, thereby reducing the per customer cost of Matewan's investment in such technology. As a result of greater utilization of the management and technology investments made by Matewan, management anticipates that the combined company will generate significant additional net interest income without incurring proportional non-interest expense, thereby achieving proportionately higher earnings than Matewan currently achieves.


  Management of Matewan also believes that the earnings of the combined company will be increased by incremental revenue enhancements that are anticipated to be achieved through the more convenient banking services provided by the Banking Subsidiaries relative to Pikeville's current banking hours and through the PC-based and telephone banking services currently provided by the Banking Subsidiaries that are not currently offered by Pikeville. Management also anticipates that over time and through Matewan's training programs, it will be able to instill a sales-oriented culture in the work force of Pikeville that will result in increased revenue through the sale of additional deposit and non-deposit products.

          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND SEPTEMBER 30, 1994

SUMMARY

  Net income for the first nine months of 1995 was $3.6 million, or $0.98 per share, versus $3.5 million, or $0.97 per share, for the same period in 1994. Return on average assets was 1.28% and 1.33% for each of the nine-month periods ended September 30, 1995 and September 30, 1994, respectively. Return on average equity was 11.29% and 12.03% for the respective nine-month periods.

FINANCIAL CONDITION

  Total assets at September 30, 1995, increased $23.2 million from September 30, 1994. This level of growth and the concurrent asset mix reflect both increased loan demand and the diminished appeal of holding investment securities in the interest rate environment prevalent over this period of time. Deposits increased $17.7 million and short-term borrowings increased $2.1 million over this time period.

  Net loans have increased $17.7 million from September 30, 1994, reflecting levels of 58.6% and 57.5% of total assets as of September 30, 1995, and 1994, respectively. Deposit growth of $17.7 million, or 5.8%, for the 12-month period ended September 30, 1995, funded almost all of this loan growth. Investment securities decreased $1.3 million from September 30, 1994, representing 27.1% of the Company's total assets at September 30, 1995, versus 29.2% for the comparable prior period. Cash and cash equivalent balances increased $7.8 million while interest bearing deposits in other banks decreased $2.6 million during the 12-month period ended September 30, 1995. Virtually all of this growth in earning assets was funded through increased deposits and short-term borrowings. Fixed assets increased $979,000 during the 12-month period ended September 30, 1995. Commencement of operations of a new office in Paintsville and two new supermarket offices account for most of the increases, together with installation of data processing equipment related to the conversion to Electronic Data Systems Corporation ("EDS").

  Non-interest bearing deposits increased $867,000, or 2.1%, and interest bearing deposits increased $16.8 million, or 6.4%, in the 12-month period ended September 30, 1995. The Company's deposit pricing strategy has enabled the Company to minimize the effect on earnings from rising interest rate pressures. Short-term borrowings increased $2.1 million, or 13.7%, from September 30, 1994. Factors contributing to these changes are the volatile nature of these types of funds (primarily tax deposits) and the increasing placement of public funds in accounts of this nature. Other liabilities decreased $120,000, or 3.5%, over the same time period.

  Internal capital retention has allowed for growth in shareholders' equity of $2.7 million, or 8.5% annualized, and $2.9 million, or 10.2% annualized, in the nine months ended September 30, 1995 and September 30, 1994, respectively. Equity capital as a percentage of total assets was 11.4% and 11.2% at September 30, 1995, and September 30, 1994, respectively. The Company is also required to meet certain regulatory capital requirements for capital on a risk-adjusted basis. See "Supervision and Regulation--Capital Adequacy."

  On January 10, 1995, the Board of Directors authorized the Company to purchase an additional 100,000 shares of Common Stock. During the nine months ended September 30, 1995, the Company repurchased 2,300 shares of Common Stock for a total purchase price of $46,500 and resold 3,000 shares for a total sales price of $57,000. The Company may repurchase its own shares from time to time, subject to regulatory requirements, in the open market or in privately negotiated transactions. Treasury shares may be resold from time to time for various corporate purposes.

  The Thrift established branch offices in two supermarkets in Goody and Pikeville, Kentucky, on May 19 and June 26, 1995, respectively.

  On February 14, 1995, the Company executed a contract with EDS. Although the immediate objective of the agreement was the outsourcing of the core back-office and data processing operations of the Company, the strategic implications of the association with EDS for the Company will enable the Company to provide greater services to its customers.

RESULTS OF OPERATIONS

  Net interest income was $14.6 million for the nine-month period ended September 30, 1995, versus $13.1 million for the nine-month period ended September 30, 1994. This increase of $1.5 million, or 10.8%, was attributable to the improvement in the Company's net interest margin. The net interest margin (net interest income divided by average earning assets) for the nine months ended September 30, 1995, was 5.75%, versus 5.46% for the same period in 1994. Improved yields on the loan portfolio, combined with relatively stable costs of funds, served to increase the net interest margin over the nine-month prior year period.

  The Company's provision for loan losses for the nine months ended September 30, 1995, was approximately $32,000 lower than for the same period in 1994, despite a higher level of non-performing assets in the 1995 period. Non-performing loans (nonaccrual loans and loans past due greater than 90 days) were $2.8 million at September 30, 1995, versus $2.2 million at September 30, 1994. The percentage of allowance for loan losses to total non-performing loans was 93.9% and 139.3% at September 30, 1995 and 1994, respectively.

                   ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
                             (DOLLARS IN THOUSANDS)

                                                 AT AND FOR THE NINE MONTHS
                                                     ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                     1995           1994
                                                 -------------  -------------
Balance at beginning of period.................. $       2,932  $       2,961
                                                 -------------  -------------
Loans charged-off...............................        (1,938)        (1,390)
Recoveries......................................           385            251
                                                 -------------  -------------
Net charge-offs.................................        (1,553)        (1,139)
Provision for loan losses.......................         1,261          1,293
                                                 -------------  -------------
Balance at the end of period.................... $       2,640  $       3,115
                                                 =============  =============
Non-performing loans............................ $       2,813  $       2,237
Ratio of allowance for loan losses to non-
 performing loans...............................         93.85%        139.25%
Ratio of allowance for loan losses to total
 loans..........................................          1.14           1.46

  Starting in the fourth quarter of 1994 and continuing throughout 1995, the Company began a comprehensive program to restructure or dispose of problem or higher-risk loans. At the implementation of this program, management recognized that the adoption of such an aggressive posture could entail having to absorb some additional charges to the allowance for loan losses that could be higher than historical levels. Management also recognized that these charges would be incurred over a period of time in which continuing provisions for loan losses would need to be made to reflect any additional credit exposure in the loan portfolio. Management, however, determined at the outset of the program that there existed sufficient coverage in the allowance for loan losses to absorb the effect of these anticipated charge-offs without requiring any additional reserves, and, on an ongoing basis, provisions for loan losses would continue to be made to reflect any ongoing additional exposure to the loan portfolio. The result of this disposition program was an increase in charge-offs, but a decline in the loan loss provision for the nine months ended September 30, 1995. Management does not anticipate this level of net charge-offs or level of additions to non-performing loans to continue.

  Non-interest income increased $168,000, or 8.0%, during the first nine months of 1995 when compared to the same period in 1994. Service fees and other fees generally increased in the current year due to an update in the service fee schedule and normal business growth. Income attributable to sales of other financial services increased $249,000 in the first nine months of 1995 over same period in 1994, due predominantly to the growth in the Bank's financial services division. Sales of credit insurance reflected a decline in commission income of $133,000 in 1995 from 1994, due to the credit insurance underwriters' tightening their eligibility standards, thereby adversely affecting sales volumes.

  Non-interest expenses increased $1.6 million, or 18.5%, for the first nine months of 1995 over the same period in 1994. Most of these increases were related to start-up and operating expenses incurred in 1995 in opening the second full service office of the Thrift and its two supermarket offices. Higher personnel, marketing and occupancy expenses, in particular, were experienced. Offsetting in part the higher non-interest expense was the refund by the FDIC of assessments paid on deposits insured by the Bank Insurance Fund (the "BIF") of $189,000, which was realized in the third quarter of 1995.

  In comparing the nine-month periods ended September 30, 1995, and September 30, 1994, net income before taxes increased $70,000, or 1.3%. Applicable income taxes increased by $9,000, or 0.5%, in the nine-month period ended September 30, 1995, over the same period in 1994. The effective income tax rate for the first nine months of 1995 was 35.8%, versus 36.1% for the first nine months of 1994. These decreases reflect both changes in composition of the Company's earnings and favorable tax effects attributable to the Thrift. Net income after income taxes increased $61,000, or 1.7%, for the nine months ended September 30, 1995, over the same period for 1994, a consequence of a less favorable interest rate environment and operating expenses connected with opening new offices of the Thrift.

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

SUMMARY FINANCIAL RESULTS

  Matewan's net income of $5.0 million, or $1.36 per share, earned in 1994 represents an approximate 2.3% decrease from the $5.1 million, or $1.40 per share, earned in 1993. This decline in net income is attributable to a higher provision for loan losses, higher operating costs primarily associated with organizing the Thrift and the relocation of the corporate offices of Matewan from Matewan, West Virginia, to Williamson, West Virginia.

  Matewan's net income of $5.1 million, or $1.40 per share, in 1993 represents an approximate 1.2% increase over the $5.0 million, or $1.38 per share, earned in 1992. This increase in net income is attributable to growth of approximately $13.8 million in Matewan's balance sheet, a decline in the cost of funds during 1993 and an increase in the net interest margin. The benefits of both the 5.0% growth in net interest income and the 4.3% reduction in the provision for loan losses during 1993 were offset somewhat by a 0.6% decrease in non-interest income, a 4.8% increase in non-interest operating expense and a 12.0% increase in income tax expense.

  Matewan's return on average assets for 1994 was 1.40% compared to 1.56% for 1993 and 1.57% for 1992. Matewan's 1994 return on average equity was 12.39% compared to 14.12% in 1993 and 16.44% in 1992. It has been Matewan's policy to retain a substantial portion of earnings to help fund Matewan's internal growth and future expansion.

                 TABLE I--FIVE YEAR SELECTED FINANCIAL SUMMARY
                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                 AT OR FOR THE YEARS ENDED DECEMBER 31,
                              ------------------------------------------------
                                1994      1993      1992      1991      1990
                              --------  --------  --------  --------  --------
BALANCE SHEET DATA:
Total assets................  $371,410  $342,949  $329,156  $323,627  $301,923
Total earning assets........   332,371   309,627   298,162   295,884   275,988
Total deposits..............   310,647   291,153   281,116   271,271   252,512
Shareholders' equity........    41,803    38,032    33,951    29,959    27,124

INCOME FOR THE PERIOD:
Total interest income.......    28,524    27,428    28,444    29,853    28,067
Total interest expense......    10,543     9,774    11,631    15,234    15,403
Net interest income.........    17,981    17,654    16,813    14,619    12,664
Provision for loan losses...     1,643     1,285     1,343     1,507     1,203
Non-interest income.........     2,802     2,395     2,409     1,959     1,805
Non-interest expense........    11,259    10,372     9,897     9,391     8,238
Applicable income taxes.....     2,876     3,269     2,919     2,068     1,538
Net income..................     5,005     5,123     5,063     3,612     3,490

PER SHARE DATA:
Net income..................      1.36      1.40      1.38      0.98      0.95
Book value..................     11.40     10.37      9.25      8.17      7.40
Cash dividends..............      0.31      0.28      0.28      0.23      0.16

KEY RATIOS:
Return on average assets....      1.40%     1.56%     1.57%     1.18%     1.28%
Return on average sharehold-
 ers' equity................     12.39     14.12     16.44     12.56     13.01
Average shareholders' equity
 to average assets..........     11.27     11.07      9.55      9.39      9.85

OTHER SIGNIFICANT MEASURES:
Dividend payout.............     22.82     20.34     20.58     23.08     17.02
Percentage change in divi-
 dend.......................      9.60       .00     25.00     40.35     21.28
Percentage change in net in-
 come.......................     (2.30)     1.18     40.19      3.47     28.32
Percentage change in total
 assets.....................      8.30      4.19      1.71      7.19     32.67
Percentage change in equi-
 ty.........................      9.92     12.02     13.32     10.45     11.79

AVERAGE BALANCE SHEET DATA:
ASSETS
Cash and due from banks.....  $ 16,891  $ 12,555  $ 11,797  $ 10,253  $  8,758
Interest bearing deposits...     3,584       209       123        28     1,320
Investment securities.......   104,686   106,122   104,650    95,107    73,665
Federal funds sold..........    13,710    11,723    17,256    15,202    17,477
Loans--net..................   203,278   181,996   171,605   168,993   158,439
Premises and equipment......     8,364     7,139     7,335     7,448     6,875
Other assets................     8,161     7,985     9,650     9,243     5,725
                              --------  --------  --------  --------  --------
Total assets................  $358,674  $327,729  $322,416  $306,274  $272,259
                              ========  ========  ========  ========  ========
LIABILITIES AND SHAREHOLD-
 ERS' EQUITY
Deposits:
  Transaction accounts......  $ 82,048  $ 74,280  $ 73,547  $ 64,614  $ 56,970
  Savings deposits..........    52,551    43,947    43,817    36,806    34,844
  Time deposits.............   168,162   163,067   160,107   161,519   142,059
Borrowed funds..............    13,098     7,706    10,994    11,862     8,676
Accrued liabilities and oth-
er..........................     2,404     2,458     3,159     2,714     2,889
                              --------  --------  --------  --------  --------
Total liabilities...........   318,263   291,458   291,624   277,515   245,438
Shareholders' equity........    40,411    36,271    30,792    28,759    26,821
                              --------  --------  --------  --------  --------
Total liabilities and share-
 holders' equity............  $358,674  $327,729  $322,416  $306,274  $272,259
                              ========  ========  ========  ========  ========

  See the discussion of "Expansion Activity" below for matters that affect the comparability of the above information.

  The growth in both total assets and equity from 1990 through 1994 reflected in Table I is attributable to a management plan that has expanded the market area in which Matewan operates. Matewan acquired a new office in Danville, West Virginia, pursuant to a purchase and assumption transaction in 1990. In 1994, Matewan formed the Thrift and opened offices in Coal Run and Paintsville, Kentucky. These acquisitions and increased market penetration have accounted for much of this five-year growth.

EXPANSION ACTIVITY

  On January 3, 1994, Matewan contributed capital of $4.0 million to form the Thrift, which commenced operations on that date. The Thrift's operations contributed 57.0% of the asset growth that Matewan experienced in 1994 over 1993 and did not have a material impact on Matewan's results of operations in 1994.

  In April 1990, the Bank acquired $43.0 million in assets (including $2.7 million in intangible assets) and assumed $43.0 million in liabilities, consisting of the principal assets and liabilities of the Danville, West Virginia branch of the Bank of Danville, for a purchase price of $1.4 million. This transaction was accounted for as a purchase and, accordingly, the results of operations of the Danville branch of the Bank of Danville have been included in the consolidated results of operations from the date of consummation.

FINANCIAL CONDITION

  Matewan's primary revenues are generated by its earning assets, while its primary expenses incurred to fund these assets are its various interest bearing liabilities. Average earning assets increased approximately $25.2 million, or 8.4%, in 1994 over 1993. Average net loans outstanding increased $21.3 million, or 11.7%, while average investment securities decreased $1.4 million, or 1.4%, and average interest bearing deposits in banks increased $3.3 million, or 1,614.8%. Average federal funds sold increased $2.0 million, or 16.9%. The majority of the increase in average assets is attributable to the Thrift.

     TABLE II--ANALYSIS OF EARNING ASSETS AND INTEREST BEARING LIABILITIES
                            (DOLLARS IN THOUSANDS)

                                  YEAR ENDED                     YEAR ENDED                     YEAR ENDED
                              DECEMBER 31, 1994              DECEMBER 31, 1993              DECEMBER 31, 1992
                        ------------------------------ ------------------------------ ------------------------------
                          AVERAGE                        AVERAGE                        AVERAGE
                        BALANCE (1) INTEREST YIELD (2) BALANCE (1) INTEREST YIELD (2) BALANCE (1) INTEREST YIELD (2)
                        ----------- -------- --------- ----------- -------- --------- ----------- -------- ---------
ASSETS
Earning assets:
Loans:
 Commercial..........    $ 65,186   $ 6,168     9.46%   $ 67,749   $ 6,452     9.52%   $ 63,296   $ 6,572    10.38%
 Real estate.........      70,119     7,023    10.02      58,025     6,374    10.98      49,361     5,718    11.58
 Installment.........      67,973     8,371    12.32      56,222     7,240    12.88      58,948     7,703    13.07
                         --------   -------             --------   -------             --------   -------
Total loans..........     203,278    21,562    10.61     181,996    20,066    11.03     171,605    19,993    11.65
Securities:
 Taxable.............     103,759     6,205     5.98     105,016     6,923     6.59     101,911     7,646     7.50
 Tax-exempt..........         927        58     6.26       1,106        85     7.69       2,739       214     7.81
                         --------   -------             --------   -------             --------   -------
Total securities.....     104,686     6,263     5.98     106,122     7,008     6.60     104,650     7,860     7.51
Federal funds sold...      13,710       551     4.02      11,723       348     2.97      17,256       585     3.39
Interest bearing
 deposits in banks...       3,584       148     4.13         209         6     2.87         123         6     4.88
                         --------   -------             --------   -------             --------   -------
Total earning
 assets..............     325,258    28,524     8.77     300,050    27,428     9.14     293,634    28,444     9.69
                                    -------    -----               -------    -----               -------    -----
Non-earning assets...      33,416                         27,679                         28,782
                         --------                       --------                       --------
Total assets.........    $358,674                       $327,729                       $322,416
                         ========                       ========                       ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Interest bearing liabilities:
 Transaction accounts..  $ 37,592   $ 1,142     3.04    $ 34,183   $   993     2.90    $ 35,375   $ 1,251     3.54
 Savings deposits....      52,551     1,817     3.46      43,947     1,564     3.56      43,817     1,801     4.11
 Time deposits.......     168,162     7,137     4.24     163,067     6,982     4.28     160,107     8,202     5.12
 Purchased funds.....      13,098       447     3.41       7,706       235     3.05      10,994       377     3.43
                         --------   -------             --------   -------             --------   -------
Total interest
 bearing
 liabilities.........     271,403    10,543     3.88     248,903     9,774     3.93     250,293    11,631     4.65
                                    -------    -----               -------    -----               -------    -----
Non-interest bearing
 liabilities and
 shareholders'
 equity:
 Demand deposits.....      44,456                         40,097                         38,172
 Accrued expenses and
  other..............       2,404                          2,458                          3,159
 Total shareholders'
  equity.............      40,411                         36,271                         30,792
                         --------                       --------                       --------
Total non-interest
 bearing liabilities
 and shareholders'
 equity..............      87,271                         78,826                         72,123
                         --------                       --------                       --------
Total liabilities and
 shareholders'
 equity..............    $358,674                       $327,729                       $322,416
                         ========                       ========                       ========
Net interest income..               $17,981                        $17,654                        $16,813
                                    =======                        =======                        =======
 Spread..............                           4.89%                          5.21%                          5.04%
                                               =====                          =====                          =====
 Net interest
  margin.............                           5.53%                          5.88%                          5.73%
                                               =====                          =====                          =====

--------
(1) Non-accrual loans are included in average balances.
(2) Yields on tax-exempt securities are on a pre-tax basis and do not represent tax equivalent yields.

  Average earning assets increased $6.4 million, or 2.2%, in 1993 over 1992. Average net loans outstanding increased $10.4 million, or 6.1%, while average investment securities volume increased $1.4 million, or 1.4%. This increase is attributable to core growth within Matewan's Market. Average federal funds sold decreased $5.5 million, or 32.0%.

  Average interest bearing liabilities are the primary source of funds that support Matewan's earning assets. In 1994, average interest bearing liabilities increased $22.5 million, or 9.0%. Average transaction accounts increased $3.4 million, or 10.0%, average savings deposits increased $8.6 million, or 19.6%, average time deposits increased $5.1 million, or 3.1%, and average purchased funds, primarily commercial repurchase agreements, increased $5.4 million, or 70.0%, from 1994 to 1993. In 1993, average interest bearing liabilities decreased $1.4 million, or 0.6%. Average time deposits and savings deposits increased $3.1 million, or 1.5%, over 1992. Average transaction accounts and purchased funds, primarily commercial repurchase agreements, declined $4.5 million, or 9.7%, versus 1992.

LOAN PORTFOLIO

  Matewan offers a variety of lending services, including commercial and financial, real estate and consumer loans. Matewan, similar to other financial institutions, also offers off-balance sheet instruments to its customers to aid them in meeting their requirements for liquidity, credit enhancement and interest rate protection.

  Matewan has no foreign loans or loan concentrations to individual or related borrowers which exceed 10% of total loans. Matewan grants loans to customers primarily in southwestern West Virginia and eastern Kentucky. Although Matewan has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is directly and indirectly dependent upon the coal industry. Accordingly, a downturn in the coal industry could impact the value of collateral held as security for the loan portfolio and the ability of the borrowers to repay in accordance with original terms. Historically, management has closely monitored coal-related credits and has been successful in limiting credit exposure during times of downward economic trends in the industry.

LOAN PORTFOLIO ANALYSIS

  The Company's lending philosophy is to maintain a strategic asset mix wherein the loan portfolio comprises approximately 65.0% of the Company's total assets. More specifically, the targeted mix of the loan portfolio is equally distributed among the real estate, commercial, and consumer categories. By policy, the Company strives to achieve and maintain a loan-to-deposit ratio of between 70.0% to 75.0%. The primary geographic focus for all categories of lending is the Market.

  Real estate loans represent the largest component of the Company's loan portfolio at December 31, 1994, and September 30, 1995. The dollar volume of real estate loans outstanding made within this market area is in excess of 91.0% of the total real estate portfolio. One-to-four family residential real estate represents most of the collateral for this category. Matewan's loan policy contains uniform and minimum standards for determining creditworthiness of potential real estate borrowers, requiring conformity to FNMA and FHLMC requirements, including debt-to-worth and loan-to-appraised-value ratios. Maximum standards for loan-to-value ratios for the majority of real estate lending are 80.0% for one-to-four-family residences, 75.0% for land development, and 65.0% for raw, unimproved land. In addition, minimum standards regarding downpayment, loan term, and risk-based loan rates are employed by the Company.

  Individually, commercial loans represent the largest and most concentrated risks in the loan portfolio. In terms of geographic concentration, the dollar volume of outstanding loans in this portfolio made within the Company's Market is in excess of 92.0% of the commercial loans outstanding. The majority of the loans in this category are collateralized with commercial real estate and equipment. Minimum commercial loan underwriting and documentation standards include, among other requirements, current financial information, demonstration of sufficient cash flow to service the loan, adequate and perfected lien position and sufficient collateral coverage. Minimum standards similarly exist for downpayment, term of loan, and risk-based interest rate determination, all dependent on the nature and type of credit involved. The Company's loan policy prescribes, for the most part, variable-rate pricing based on a predetermined and prominently recognized index.

  Consumer loans represent the second-largest component of the loan portfolio in terms of dollar volume. The dollar volume of consumer loans made within the Company's Market represent in excess of 91.0% of the consumer loan portfolio. Automobile loans comprise the largest single type of consumer credit, or approximately one-half of the total consumer portfolio. Matewan's loan policy mandates minimum underwriting standards based upon the nature of credit involved, including the applicant's employment history, disposable income and debt-to-income ratios, credit score, downpayment requirement, loan term, and collateral. While Company policy emphasizes secured lending, unsecured consumer credits within established guidelines are permitted by policy.

  By definition, credit concentrations consist of direct, indirect and contingent liabilities exceeding 25.0% of the Company's capital base. Concentrations are considered to involve a single borrower, affiliated borrowers, or a group of borrowers engaged in, or dependent on, a single industry. Two major types of credit concentrations exist for the Company: those delineated by loan category and those of a single-industry concentration. Loan categories having concentrations in excess of 25.0% of the Company's capital base are: (i) those secured by one-to-four family residences; (ii) those secured by automobiles, (iii) those secured by commercial real estate and equipment; and (iv) those characterized as unsecured consumer loans. The other major type of concentration relates to the general overall reliance on the coal industry. The Company attempts to diversify somewhat by: (i) avoiding concentration of, or reliance on, one company and its employees or suppliers; (ii) avoiding concentration of, or reliance on, one or a few independent coal operators or contractors; and (iii) spreading the commercial portfolio throughout western West Virginia and eastern Kentucky.

  Over 68.0% of those households in the Market own their domiciles, which have a median dwelling value of $40,489. Median annual household income for the Market is $18,888, with approximately 40.0% of the households having annual incomes in excess of $25,000. Mining is the dominant industry in the local economy, followed by, in no particular order, education, government services and health care. Blue-collar occupations dominate employment, representing nearly 56.0% of the work force.

  At December 31, 1994, one-to-four-family residential real estate secured 35.0% of the loan portfolio, commercial equipment and vehicles secured 12.0%, automobiles secured 17.0% and commercial real estate secured 11.0%. Principally all of the commercial real estate securing the loans noted above is within Matewan's Market, where such real estate values have not been significantly affected by the substantial fluctuations that have caused collateral value problems in other regions of the country. No other individual category makes up 10.0% or more of the loan portfolio. The following table shows the components of Matewan's loan portfolio:

      TABLE III--CONSOLIDATED SUMMARY OF LOANS AND NON-PERFORMING ASSETS
                                (IN THOUSANDS)

                                                    DECEMBER 31,
                                    --------------------------------------------
                                      1994     1993     1992     1991     1990
                                    -------- -------- -------- -------- --------
Commercial loans................... $ 64,821 $ 69,372 $ 65,144 $ 65,970 $ 69,577
Real estate loans..................   76,908   66,638   54,225   45,711   42,101
Consumer loans.....................   77,564   65,107   57,963   60,436   62,361
                                    -------- -------- -------- -------- --------
Gross loans........................  219,293  201,117  177,332  172,117  174,039
 Less: Unearned income.............    1,617    2,303    2,098    2,014    1,839
                                    -------- -------- -------- -------- --------
Total loans........................  217,676  198,814  175,234  170,103  172,200
 Less: Allowance for loan losses...    2,932    2,961    2,470    2,006    1,857
                                    -------- -------- -------- -------- --------
Net loans.......................... $214,744 $195,853 $172,764 $168,097 $170,343
                                    ======== ======== ======== ======== ========

  From December 31, 1993, to December 31, 1994, real estate loans increased $10.3 million, or 15.4%, due to increased origination of residential loans. Consumer loans increased $12.4 million, or 19.1%, due largely to increased purchases of dealer paper for automobiles and consumer goods, while commercial loans declined $4.6 million, or 6.6%, reflecting the Company's de-emphasis of lending to customers engaged directly in the coal industry.

  At December 31, 1993, net loans were $195.9 million, as compared to $172.8 million at December 31, 1992. Commercial loans remained generally flat, increasing $4.2 million, or 6.5%. Real estate loans increased $12.4 million, or 22.9%, and consumer loans increased $7.1 million, or 12.3%.

  As Table III illustrates, Matewan has a relatively balanced loan portfolio, with an increasing proportion of the portfolio in consumer and residential real estate loans. The maturity distribution of Matewan's gross loans as of December 31, 1994, is summarized in the following table:

                    TABLE IV--REMAINING MATURITIES OF LOANS
                                (IN THOUSANDS)

                                                   LOANS MATURING OR REPRICING
                                                             WITHIN
                                                  -----------------------------
                                       BALANCE                          AFTER
                                     DECEMBER 31, ONE YEAR ONE TO FIVE   FIVE
                                         1994     OR LESS     YEARS     YEARS
                                     ------------ -------- ----------- --------
Commercial loans....................   $ 64,821   $ 44,124  $ 19,034   $  1,663
Real estate loans...................     76,908     11,589    58,984      6,335
Consumer loans......................     77,564     30,821    39,141      7,602
                                       --------   --------  --------   --------
 Gross loans........................   $219,293   $ 86,534  $117,159   $ 15,600
                                       ========   ========  ========   ========
Loans due after one year:
  With floating rates...............   $  1,092
                                       ========
  With predetermined rates..........   $131,667
                                       ========

ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is based upon senior management's review of the loan portfolio, historical charge-off experience, composition of the loan portfolio, loan volume, current economic conditions and other relevant factors. The provision for loan losses in a period, less net charge-offs in a period, represents the change in the allowance for loan losses in that period. In management's judgment, the allowance for loan losses is maintained at a level adequate to provide for potential losses on existing loans and loan commitments.

  Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection. A non-accrual loan may be restored to an accrual basis when interest and principal payments are brought current and prospects for future payments are no longer in doubt.

  The allowance for loan losses at December 31, 1994, was $2.9 million compared to $3.0 million at December 31, 1993, a decrease of approximately 1.0%. This decrease reflects higher net charge-offs on the loan portfolio in 1994 as management focused on problem credits in the consumer and commercial sector. Net charge-offs increased 110.6% in 1994 from 1993 levels. Based upon economic expectations, reviews of credit relationships by management and the level of non-performing assets, management continued aggressive charge- offs of potentially uncollectible loans. The allowance for loan losses at December 31, 1993, was $3.0 million compared with $2.5 million at December 31, 1992, an increase of 19.9%. Net charge-offs decreased 9.7% in 1993 over 1992. This charge-off posture is reflected in increased recoveries in 1993 and 1994.

  The following tables show the analysis of the allowance for loan losses and the allocation of allowance for loan losses:

                TABLE V--ANALYSIS OF ALLOWANCE FOR LOAN LOSSES
                            (DOLLARS IN THOUSANDS)

                                        YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                                1994      1993      1992      1991      1990
                              --------  --------  --------  --------  --------
Amount of loans outstanding
 at end of period...........  $214,744  $195,853  $172,764  $168,097  $170,343
Average loans outstanding
 during period..............   203,278   181,996   171,605   168,993   158,439
Balance of allowance for
 loan losses at beginning of
 period.....................     2,961     2,470     2,006     1,857     1,132
Net charge-offs:
  Commercial................       854       318       477       653       572
  Real estate...............        69        92       163       197       160
  Consumer..................     1,205       804       634       911       448
                              --------  --------  --------  --------  --------
Total loans charged off.....     2,128     1,214     1,274     1,761     1,180
Recoveries of loans
 previously charged off:
  Commercial................       107       156       192       176       161
  Real estate...............        55        36        26        32        11
  Consumer..................       294       228       177       195       242
                              --------  --------  --------  --------  --------
Total recoveries............       456       420       395       403       414
                              --------  --------  --------  --------  --------
Net charge-offs.............     1,672       794       879     1,358       766
Additions to allowance:
  Provision for loan
   losses...................     1,643     1,285     1,343     1,507     1,203
  Increase incident to
   acquisition..............       --        --        --        --        288
                              --------  --------  --------  --------  --------
Balance at end of period....  $  2,932  $  2,961  $  2,470  $  2,006  $  1,857
                              ========  ========  ========  ========  ========
Ratio of net charge-offs
 during period
 to average loans...........      0.82%     0.44%     0.51%     0.80%     0.48%
                              ========  ========  ========  ========  ========
Ratio of the allowance to
 non-performing loans.......    125.14    230.79     80.35     97.66     71.09
                              ========  ========  ========  ========  ========
Ratio of allowance to
 period-end loans...........      1.35      1.49      1.41      1.18      1.08
                              ========  ========  ========  ========  ========

               TABLE VI--ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                            (DOLLARS IN THOUSANDS)

                     DECEMBER 31, 1994   DECEMBER 31, 1993   DECEMBER 31, 1992   DECEMBER 31, 1991   DECEMBER 31, 1990
                    ------------------- ------------------- ------------------- ------------------- -------------------
                    ALLOCATION CATEGORY ALLOCATION CATEGORY ALLOCATION CATEGORY ALLOCATION CATEGORY ALLOCATION CATEGORY
                        OF     AS OF %      OF     AS OF %      OF     AS OF %      OF     AS OF %      OF     AS OF %
                    ALLOWANCE  OF LOANS ALLOWANCE  OF LOANS ALLOWANCE  OF LOANS ALLOWANCE  OF LOANS ALLOWANCE  OF LOANS
                    ---------- -------- ---------- -------- ---------- -------- ---------- -------- ---------- --------
Commercial.........   $2,106     29.5%    $2,150     34.5%    $1,438     36.7%    $1,000     38.3%    $  735     40.4%
Real estate........      210     35.1        305     33.1        315     30.6        300     26.6        453     24.5
Consumer...........      616     35.4        506     32.4        717     32.7        706     35.1        669     35.1
                      ------    -----     ------    -----     ------    -----     ------    -----     ------    -----
                      $2,932    100.0%    $2,961    100.0%    $2,470    100.0%    $2,006    100.0%    $1,857    100.0%
                      ======    =====     ======    =====     ======    =====     ======    =====     ======    =====

CONSOLIDATED SUMMARY OF NON-PERFORMING ASSETS

  Non-performing assets consist of non-accrual loans, loans more than 90 days past due and other real estate owned. In 1994, Matewan's non-performing loans increased by $1.0 million, or 72.3%, to 1.08% of total loans.

Matewan's collateral position on these credits provides a basis to work through collection efforts of delinquent loans in an orderly fashion. The 1994 increase in non-performing loans is not related to any one significant credit relationship or industry downturn. Management continues to monitor these types of assets to evaluate, control and ensure that their ultimate disposition does not have a material negative impact on Matewan's financial position. The gross interest income that would have been recorded on non-accrual loans during 1994, if the loans had been current in accordance with their original terms and outstanding throughout the period, was $141,000. The amount of interest income on those loans that was included in net income during 1994 was $161,000.

  The following table depicts the relative levels of non-performing assets for the last five years:

           TABLE VII--CONSOLIDATED SUMMARY OF NON-PERFORMING ASSETS
                            (DOLLARS IN THOUSANDS)

                                                  DECEMBER 31,
                                       --------------------------------------
                                        1994    1993    1992    1991    1990
                                       ------  ------  ------  ------  ------
Non-performing assets:
 Non-accrual loans.................... $1,743  $1,037  $2,838  $1,969  $1,676
 Loans past due 90 days...............    600     246     236      85     936
                                       ------  ------  ------  ------  ------
  Total non-performing loans..........  2,343   1,283   3,074   2,054   2,612
 Other real estate owned..............    137     156     352     446     972
                                       ------  ------  ------  ------  ------
  Total non-performing assets......... $2,480  $1,439  $3,426  $2,500  $3,584
                                       ======  ======  ======  ======  ======
Non-performing loans as a percentage
 of total loans.......................   1.08%   0.65%   1.75%   1.21%   1.52%
                                       ======  ======  ======  ======  ======
Non-performing assets as a percentage
 of total assets......................   0.67%   0.42%   1.04%   0.77%   1.19%
                                       ======  ======  ======  ======  ======

  Matewan adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), effective January 1, 1995. SFAS 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price of the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS 114 has not had a material effect on Matewan's financial statements, accounting policies, income recognition or the comparability of its Industry Guide 3 disclosures.

INVESTMENT PORTFOLIO AND OTHER EARNING ASSETS

  The second-largest component of earning assets is investment securities. Matewan's investment portfolio consists primarily of United States government and federal agency obligations. Matewan's portfolio is designed to enhance liquidity while providing acceptable rates of return.

  Management determines the appropriate classification of securities at the time of purchase. If management has the intent and Matewan has the ability at the time of purchase to hold debt securities to maturity, such securities are classified as investments held-to-maturity and carried at amortized cost. Debt securities purchased for an indefinite period of time, including securities that management intends to utilize as part of its asset/liability strategy or which may be sold for various reasons, and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale, net of the related tax effect, are carried as a separate component of shareholders' equity.

  Matewan does not hold investment securities for trading purposes. Matewan adopted the provisions of Financial Accounting Standards Board Statement No. 115 ("SFAS 115"), the new standard for investments held as of or acquired after January 1, 1994. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The balance of the shareholders' equity account at January 1, 1994, was increased approximately $127,000 (net of deferred income taxes) to reflect the unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost. At December 31, 1994, unrealized holding losses on available-for-sale securities, net of deferred income taxes, of $143,000 have been recorded as a separate component of shareholders' equity.

                       TABLE VIII--INVESTMENT SECURITIES
                            (DOLLARS IN THOUSANDS)

                           U.S.    FEDERAL   STATE AND   OTHER              WEIGHTED
                         TREASURY  AGENCIES  MUNICIPAL SECURITIES  TOTAL     YIELD
                         --------  --------  --------- ---------- --------  --------
DECEMBER 31, 1994
Maturity:
  Within 1 year......... $16,469   $17,698    $  102     $  399   $ 34,668    5.56%
  After 1 year through 5
   years................  11,958    57,879     1,196        --      71,033    6.11
  After 5 years through
   10 years.............     --      1,911        10        --       1,921    9.53
  After 10 years........     --        256         4      2,099      2,359    6.03
                         -------   -------    ------     ------   --------
Total carrying value
 (1).................... $28,427   $77,744    $1,312     $2,498   $109,981    5.99
                         =======   =======    ======     ======   ========
Market value............ $28,001   $75,156    $1,299     $2,499   $106,955
Purchase yield..........    5.25%     6.28%     5.23%      5.92%      5.99%
Average maturity (in
 years).................    1.05      2.47      2.96      16.81       2.09
DECEMBER 31, 1993
Amortized cost.......... $23,006   $67,003    $  538     $1,253   $ 98,814    6.16
Market value............  30,493    68,424       566      1,253    100,736
Purchase yield..........    5.36%     6.49%     7.12%      6.00%      6.16%
Average maturity (in
 years).................    1.41      2.21      1.69      20.00       2.36
DECEMBER 31, 1992
Amortized cost.......... $23,006   $81,543    $1,442     $  272   $106,263    6.98
Market value............  23,514    83,330     1,507        272    108,623
Purchase yield..........    6.20%     7.20%     7.05%      6.00%      6.98%
Average maturity (in
 years).................    1.35      3.37      1.82      20.00       3.01

--------
(1) Available-for-sale securities are carried at fair value, and held-to-maturity securities are carried at amortized cost.

  During 1994, Matewan increased its investment holdings by $11.2 million, or 11.3%. Investment in United States Treasury issues declined $1.6 million to 25.8% of the total portfolio (down from 30.0% in 1993). In contrast, given attractive yields, investment in federal agency issues, state and municipal issues and other securities increased in 1994 in terms of both volume and proportion of the investment portfolio. Federal agency investments increased approximately $10.7 million (representing 70.7% of the portfolio, as compared to 68.0% in 1993). Investments in state and municipal issues increased $774,000 and investments in other securities increased $1.2 million in 1994, representing 3.5% of the investment portfolio as compared to 2.0% in 1993.

  During 1993, Matewan decreased its investment holdings by $7.4 million, or 7.0%. Most of this decrease was directed towards funding increased loan commitments. Holdings of United States Treasury issues increased in terms of both dollar volume (by $7.0 million, or 30.5%) and portfolio mix (from 21.0% to 30.4%) at December 31, 1993, as compared to December 31, 1992, levels. Conversely, United States agency and state and municipal issues experienced declines in both volume (a $15.4 million decline) and portfolio mix (to 68.4% from 78.1%).

  Although Matewan's year-end investment in federal funds sold decreased $9.3 million in 1994 from prior year levels, average federal funds sold for the year were $2.0 million higher in 1994 than in 1993. Core deposit growth provided Matewan the majority of the funds available for these investments.

  Matewan's activity in federal funds investments should be assessed in the context of evolving economic market forces and Matewan's overall asset/liability management. Management desires to keep federal funds sold levels high enough to maintain sufficient liquidity, while balancing these liquidity needs with a desire to maintain an adequate return on earning assets. As interest rates declined throughout 1993, the differential between yields on federal funds sold and on investment securities falling within the parameters of Matewan's investment policy narrowed, providing less incentive to commit substantial amounts of funds to either alternative. At the same time, loan demand in most of Matewan's Market picked up appreciably. Despite the fact that market rates for most loan categories were likewise declining, the differential between market yields on loans and yields on either federal funds sold or most investment securities was much wider. Given the combination of strong local loan demand and the yields available on those loans within parameters defined in Matewan's asset/liability policy, management chose to reduce its investment in federal funds sold over the course of 1993. Conversely, the combination of increasing interest rates experienced in 1994 and greater liquidity provided by Matewan's expanding deposit base made purchases of both investment securities and federal funds more attractive.

DEPOSITS

  Matewan primarily uses deposits to fund its lending activities and investment portfolio. Deposit accounts, including checking, savings, certificates of deposit and short-term borrowings, are obtained primarily from Matewan's Market.

  Average deposits and short-term borrowings increased $26.9 million, or 9.3%, in 1994 from 1993 levels. The increasing interest rate environment prevalent during much of 1994 and Matewan's growth efforts in its core markets combined to produce significant increases across every deposit and borrowing category.

  In contrast, in the declining interest rate environment of 1993, average deposits and short-term borrowings increased by $500,000, or an annual growth rate of 0.2%. Average transaction accounts decreased by $1.1 million, or 3.4%, and average borrowed funds decreased by $3.3 million, or 29.9%, from 1992 levels, while average savings deposits increased by $130,000, or 0.3%, and average time deposits increased by $3.0 million, or 1.9%, over 1992 average levels. Matewan also experienced growth of average demand deposit accounts of $1.9 million, or 5.0%, in 1993.

SHORT-TERM BORROWINGS

  Short-term borrowings consist of the Treasury tax and loan account and commercial repurchase agreements. The amount in the Treasury tax and loan account is directly related to the amount of payroll in the Market and the frequency of government withdrawals. Commercial repurchase agreements represent overnight transactions whereby certain commercial customers invest in liquid interest bearing liabilities. Average commercial repurchase agreements increased $5.9 million, or 123.0%, in 1994, after decreasing $2.5 million, or 34.0%, in 1993. As a general rule, an increasing interest rate environment and generally better liquidity characteristics made commercial repurchase agreements a much more attractive investment alternative during 1994.

                        TABLE IX--SHORT-TERM BORROWINGS
                            (DOLLARS IN THOUSANDS)

                                        AT AND FOR THE YEAR ENDED DECEMBER
                                                        31,
                                       ---------------------------------------
                                           1994         1993          1992
                                       ------------  -----------  ------------
                                       AMOUNT  RATE  AMOUNT RATE  AMOUNT  RATE
                                       ------- ----  ------ ----  ------- ----
Treasury tax and loan account:
  As of year-end...................... $ 2,908 3.65% $5,714 2.76% $ 6,836 2.65%
  Average balance.....................   2,346 2.69   2,881 2.97    3,402 2.98
  Maximum month-end...................   5,577  --    6,954  --     6,866  --
Commercial repurchase agreements:
  As of year-end...................... $12,089 3.14% $5,876 2.64% $ 5,096 2.81%
  Average balance.....................  10,752 3.79   4,825 3.14    7,293 3.55
  Maximum month-end...................  14,934  --    5,885  --    14,659  --

ASSET/LIABILITY MATURITY AND INTEREST RATE SENSITIVITY

  Asset/liability management is the planning, implementation and control process for determining asset mix and maturity features relative to liability maturities. A major goal of asset/liability management is to maximize the net interest margin within acceptable levels of risk of changes in interest rates. The principal tool for such a process is management of Matewan's interest-sensitive assets to interest-sensitive liabilities.

  Matewan is liability sensitive in the "one-year-and-under" category. Accordingly, a decrease in interest rates should benefit Matewan while an increase in interest rates should adversely impact the net interest margin. However, it has been management's experience that relatively modest movements in interest rates have not had a material effect on Matewan's net interest margin.

  Matewan's management recognizes the exposure that exists from the concentration of large "jumbo" certificates of deposit, and as part of the asset/liability policy matches both rates and maturities so Matewan will not have a liquidity problem or allow income to be significantly affected by a change in interest rates. Management feels that Matewan's cash position is sufficient to cover any payments necessary on "jumbo" certificates. In addition, a major portion of the transaction accounts have attributes of core deposits and, therefore, are not extremely interest-sensitive.

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest-rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate-sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income, while a positive gap would be expected to result in an increase in net interest income. During a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income while a positive gap would be expected to adversely affect net interest income.

  The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1994, which are estimated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. The amounts of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset.

  The table is intended to provide an approximation of the projected repricing of assets and liabilities at December 31, 1994, on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated early payoffs of adjustable-rate loans and fixed-rate loans and as a result of contractual rate adjustments on adjustable-rate loans. For loans on one-to-four-family residential properties, projected annual repayment rate was projected to be 8.67% annually. Commercial loans have a projected payment rate of 8.85% of the portfolio within one year. Consumer loans have a projected payment rate of 23.9% of the portfolio for one year.

          TABLE X--ASSET AND LIABILITY MATURITY AND RATE SENSITIVITY
                            (DOLLARS IN THOUSANDS)

                            0-90       91-180      181-365      TOTAL       1-5      OVER
                            DAYS        DAYS        DAYS       1 YEAR      YEARS    5 YEARS   TOTAL
                          ---------   ---------   ---------   ---------   --------  -------  --------
EARNING ASSETS:
Loans...................  $  53,340   $  11,788   $  21,406   $  86,534   $117,159  $15,600  $219,293
Investments.............     15,731       7,507      13,699      36,937     72,783      261   109,981
Interest-bearing
 deposits...............      2,876         --          --        2,876        --       --      2,876
Federal funds sold and
 other..................      4,770         --          --        4,770        --       --      4,770
                          ---------   ---------   ---------   ---------   --------  -------  --------
Total earning assets....     76,717      19,295      35,105     131,117    189,942   15,861   336,920
LIABILITIES:
Savings and transaction
 accounts...............    128,638         --          --      128,638        --       --    128,638
CD's $100,000 and over..     17,978      11,718      16,846      46,542     13,591      --     60,133
Other time..............     21,188      15,971      14,100      51,259     26,487      --     77,746
                          ---------   ---------   ---------   ---------   --------  -------  --------
Total deposits..........    167,804      27,689      30,946     226,439     40,078      --    266,517
Other borrowings........     14,597         --          400      14,997        --       --     14,997
                          ---------   ---------   ---------   ---------   --------  -------  --------
Total interest bearing
 liabilities............    182,401      27,689      31,346     241,436     40,078      --    281,514
                          ---------   ---------   ---------   ---------   --------  -------  --------
Interest sensitivity
 gap....................  $(105,684)  $  (8,394)  $   3,759   $(110,319)  $149,864  $15,861  $ 55,406
                          =========   =========   =========   =========   ========  =======  ========
Cumulative gap..........  $(105,684)  $(114,078)  $(110,319)  $(110,319)  $ 39,545  $55,406  $ 55,406
                          =========   =========   =========   =========   ========  =======  ========
Cumulative gap as a
 percentage of earning
 assets.................     (31.37)%    (33.86)%    (32.74)%    (32.74)%    11.74%   16.44%    16.44%
                          =========   =========   =========   =========   ========  =======  ========


  Management believes that the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also addresses the relative interest-rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

  The Company's income simulation model analyzes interest rate sensitivity by projecting net interest income over the next 12 months. Holding prevailing rates constant, the model projects the mix of accounts within the loan portfolio and deposit base. In addition to projecting the mix of accounts within the loan portfolio and deposit base, the Company must also make certain assumptions regarding the movement of the rates on its assets and liabilities, especially in its deposit rates.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments and other needs. Matewan's liquidity is based on a stable deposit base. Matewan holds certain liquid assets such as cash and federal funds sold to help meet certain liquidity needs. In addition, Matewan holds other marketable assets (over $11.0 million of available-for-sale investments at December 31, 1994) which can easily be converted to cash if the need arises. Matewan continues to have the ability to attract short-term sources of funds such as repurchase agreements to help meet its liquidity needs.

  In December 1993, the Bank joined the FHLB of Pittsburgh. In January 1994, the Thrift joined the FHLB of Cincinnati. The FHLBs provided an alternative source of borrowings for the Banking Subsidiaries, thereby providing additional sources of liquidity.

  Matewan's cash and cash equivalents, represented by cash and due from banks and federal funds sold, are a product of its operating, investing and financing activities. Cash and cash equivalents from operating activities $8.2 million, $7.3 million and $7.5 million in 1994, 1993 and 1992. Net cash used in investing activities increased significantly from $7.2 million in 1992 to $18.1 million in 1993 and to $36.3 million in 1994. These increases primarily relate to the net increase in lending activities. Net cash provided by financing activities related primarily to the net increase in deposits for all three years presented, while 1992's increase was offset by a decrease in short-term borrowings. Over the past three years, Matewan has reduced its cash and cash equivalents by 25.0% in an effort to maximize earnings, without sacrificing liquidity.

  A central principle in Matewan's capital planning process is to attain sufficiently high levels of profitability to ensure that capital adequacy is maintained while generating a consistent flow of dividends. Both Matewan and the Banking Subsidiaries are required to meet certain regulatory requirements for capital on a risk-adjusted basis. See "Supervision and Regulation--Capital Adequacy."

RESULTS OF OPERATIONS

 Net Interest Income

  Net interest income, the amount by which the interest income generated from earning assets exceeds the interest expenses associated with funding those assets, is the most significant component of net income. Net interest income in 1994 was $18.0 million, up 2.0% from the 1993 level. Net interest income for 1993 was $17.6 million, a 5.0% increase over 1992. As Table XI below illustrates, the 1994 increase was primarily a function of Matewan's growth in earning assets. Despite a short-term liability-sensitive position, Matewan also managed to decrease its cost of average interest bearing liabilities in 1994 over 1993. In 1994, the yield on average earning assets for Matewan declined 37 basis points from 1993 levels, while the cost of average interest bearing liabilities declined 5 basis points from 1993 levels, resulting in a 32 basis point decrease in the spread during the period.

  The 1993 increase was due to changes in both volume and in rate. Declining interest rates throughout 1993 influenced interest income on earning assets more significantly than interest expense for interest bearing liabilities, despite the fact that Matewan, as a liability-sensitive company, did realize substantial cost savings due to declining costs of funds. Overall market rates began to decline in 1991. Possessing a negative short-term liability gap, Matewan was able to reprice its funds more rapidly than it was required to reprice its assets. In 1993, with rates stabilizing, the ability of Matewan to generate additional cost savings through further deposit rate reductions diminished. The gap between the decline in yield on average earning assets and decline in cost of average interest bearing liabilities began to decrease. In 1993, the yield on average earning assets for Matewan declined 55 basis points from 1992 levels, while the cost of average interest bearing liabilities declined 72 basis points from 1992 levels, resulting in a 17 basis point increase in the spread during the period.

      TABLE XI--VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
                                (IN THOUSANDS)

                         INTEREST INCOME/EXPENSE
                         -----------------------
                                                     1994 VS. 1993            1993 VS. 1992
                           FOR THE YEAR ENDED     INCREASE (DECREASE)      INCREASE (DECREASE)
                              DECEMBER 31,         DUE TO CHANGE IN          DUE TO CHANGE IN
                         ----------------------- -----------------------  ------------------------
                          1994    1993    1992   VOLUME   RATE    TOTAL   VOLUME   RATE     TOTAL
                         ------- ------- ------- ------  -------  ------  ------  -------  -------
Earning assets:
Loans:
 Commercial............. $ 6,168 $ 6,452 $ 6,572 $ (243) $   (41) $ (284) $  445  $  (565) $  (120)
 Real estate............   7,023   6,374   5,718  1,242     (593)    649     964     (308)     656
 Consumer...............   8,371   7,240   7,703  1,458     (327)  1,131    (352)    (111)    (463)
                         ------- ------- ------- ------  -------  ------  ------  -------  -------
Total loans.............  21,562  20,066  19,993  2,457     (961)  1,496   1,057     (984)      73
Securities:
 Taxable................   6,205   6,923   7,646    (82)    (636)   (718)    227     (950)    (723)
 Tax-exempt.............      58      85     214    (13)     (14)    (27)   (126)      (3)    (129)
                         ------- ------- ------- ------  -------  ------  ------  -------  -------
Total securities........   6,263   7,008   7,860    (95)    (650)   (745)    101     (953)    (852)
Federal funds sold......     551     348     585     66      137     203    (170)     (67)    (237)
Interest bearing
 balances with other
 banks..................     148       6       6    137        5     142       2       (2)     --
                         ------- ------- ------- ------  -------  ------  ------  -------  -------
Total earning assets....  28,524  27,428  28,444  2,565   (1,469)  1,096     990   (2,006)  (1,016)
Interest bearing
 liabilities:
 Demand deposits........   1,142     993   1,251    101       48     149     (41)    (217)    (258)
 Savings deposits.......   1,817   1,564   1,801    298      (45)    253       5     (242)    (237)
 Time deposits..........   7,137   6,982   8,202    220      (65)    155     149   (1,369)  (1,220)
 Purchase funds.........     447     235     377    181       31     212    (104)     (38)    (142)
                         ------- ------- ------- ------  -------  ------  ------  -------  -------
Total interest bearing
 liabilities............  10,543   9,774  11,631    800      (31)    769       9   (1,866)  (1,857)
                         ------- ------- ------- ------  -------  ------  ------  -------  -------
Net interest income..... $17,981 $17,654 $16,813 $1,765  $(1,438) $  327  $  981  $  (140) $   841
                         ======= ======= ======= ======  =======  ======  ======  =======  =======

Note: The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

  During 1994, interest income increased 4.0% over prior-year levels. This increase was realized primarily due to 15.6% and 10.2% increases in interest on consumer and real estate loans, respectively. In contrast, commercial loan income was 4.4% lower in 1994. Average investment securities decreased as did the yields realized on the investment portfolio for 1994. Consequently, investment income declined 10.6% from 1993. In contrast, average federal funds sold and interest earned on federal funds sold increased 16.9% and 58.3%, respectively, in 1994. Substantially higher levels for average interest bearing deposits and the interest earned on such deposits contributed approximately $142,000 more to interest income in 1994 than in the prior year.

  During 1993, interest income declined 3.6% from 1992. This decline was realized despite growth of 6.1% in average loans outstanding and of 0.4% in loan income. Average investment securities increased 1.4% and related investment income declined 10.8% over the same period. Management continued to reduce its tax-exempt holdings due to limitations imposed by the Tax Reform Act of 1986. Likewise, average federal funds sold and interest earned on federal funds sold declined 32.1% and 40.5%, respectively, in 1993.

  Interest expense increased 7.9% in 1994 after declining 16.0% in 1993. Average interest bearing liabilities increased approximately 9.0% in 1994 after decreasing 0.6% in 1993. The increase in interest expense is due to the significant growth in interest bearing liability volumes for 1994. Interest expense declined 16.0% in 1993 after declining 23.7% in 1992. Average interest bearing liabilities declined approximately 0.6% in 1993 after increasing 3.0% in 1992. The decline in interest expense was due to the significant decline in interest rates during 1993 and 1992.

  While Matewan experienced an increase in net interest income in 1994, it also realized a decrease in the net yield on earning assets (net interest margin) for the first time since 1988. The net yield on earning assets for 1994 was 5.53% as compared to 5.88% for 1993. A 37 basis point decline in the yield on average earning assets was partially offset by a decline in the cost of average interest bearing liabilities of 5 basis points. In addition, average non-interest bearing deposits grew $4.4 million in 1994, providing an additional source of low-cost funds. The net interest margin in 1993 was 5.88% as compared to 5.73% for 1992. A 55 basis point decline in the yield on average earning assets was exceeded by a 72 basis point decrease in the cost of interest bearing liabilities.

OTHER INCOME

                            TABLE XII--OTHER INCOME

                                                       INCREASE (DECREASE)
                                                  -------------------------------
                          YEAR ENDED DECEMBER 31, 1994 OVER 1993  1993 OVER 1992
                          ----------------------- --------------  ---------------
                           1994    1993    1992   AMOUNT PERCENT  AMOUNT  PERCENT
                          ------- ------- ------- ------ -------  ------  -------
                                         (DOLLARS IN THOUSANDS)
Service fees............  $ 1,624 $ 1,504 $ 1,252  $120    7.98%  $ 252    20.13%
Other income............      371     222     181   149   67.11      41    22.65
Commissions on credit
 life insurance.........      690     637     740    53    8.32    (103)  (13.92)
Gain on sale of assets..      117      32     236    85  265.63    (204)  (86.44)
                          ------- ------- -------  ----  ------   -----   ------
Total other income......  $ 2,802 $ 2,395 $ 2,409  $407   16.99%  $ (14)  (0.58)%
                          ======= ======= =======  ====  ======   =====   ======

  Non-interest income increased approximately 17.0% in 1994 over 1993 levels. For 1994, service fee income increased approximately 8.0% due to increased volumes corresponding to the growth in deposit levels. Other income increased approximately 67.0% in 1994, with most of the gain attributable to sales by Matewan's financial services division. Commission income on credit insurance products increased approximately 8.3% due to normal growth in the consumer loan portfolio. Gain on sale of assets increased more than twofold due to gains realized on the sale of repossessed properties.

  Non-interest income decreased in 1993 after experiencing annual increases in the prior two years. For 1993, service fee income increased due to generally higher operating volumes. Commission income decreased by approximately 13.9%, due primarily to lower commission rates paid on credit insurance products. Other income increased in 1993 due to the incidental nature of the sort of transactions involved and not due to any fundamental economic reason. Gain on sales of assets decreased in 1993 due to the inclusion in prior year totals of several transactions that were realized in 1992 reflecting final sale of certain Matewan properties through eminent domain proceedings. These transactions were of an extraordinary and non-recurring nature and not reflective of typical activity in this income category.

OTHER EXPENSES

                          TABLE XIII--OTHER EXPENSES

                                                        INCREASE (DECREASE)
                                                   ------------------------------
                          YEAR ENDED DECEMBER 31,  1994 OVER 1993 1993 OVER 1992
                         ------------------------- -------------- ---------------
                           1994     1993    1992   AMOUNT PERCENT AMOUNT  PERCENT
                         -------- -------- ------- ------ ------- ------  -------
                                         (DOLLARS IN THOUSANDS)
Salaries and employee
 benefits............... $  4,991 $  4,880 $ 4,275  $111    2.27% $ 605    14.15%
Net occupancy...........      626      481     556   145   30.15    (75)  (13.49)
Advertising.............      543      485     463    58   11.96     22     4.75
Federal deposit insur-
 ance and
 regulatory assess-
 ments..................      757      718     691    39    5.43     27     3.91
Other...................    4,342    3,808   3,912   534   14.02   (104)   (2.66)
                         -------- -------- -------  ----   -----  -----   ------
                         $ 11,259 $ 10,372 $ 9,897  $887    8.55% $ 475     4.80%
                         ======== ======== =======  ====   =====  =====   ======

  Total other expenses increased approximately 8.6% from 1993 to 1994 and 4.8% from 1992 to 1993. The majority of the increase in 1994 was related to start-up costs of $350,000 associated with the organization of the Thrift. The majority of the increase for 1993 was due to start-up expenses related to the formation of Matewan Financial Services, the Bank's insurance and investment division.

  Tightening of net interest spreads requires heavier emphasis on both maintaining control of non-interest expenses and leveraging these expenses over a wider range of business volume, and thereby maximizing the efficiency of such expenses. The "efficiency ratio" is calculated by dividing total non-interest expenses by the sum of net interest income and non-interest income. Matewan realized efficiency ratios of 54.2%, 51.7% and 51.5% for 1994, 1993 and 1992, respectively. The increase in 1994 is largely a function of increased costs related to the Thrift as mentioned previously and narrowing interest margins.

  Salaries and employee benefits increased only 2.3% in 1994, after rising 14.2% in 1993. Staffing expenses related to the Company's financial services division, increasing health-care benefit expenses and normal salary increases were the primary reasons for the increases. The increases were $111,000 and $605,000 from 1993 to 1994 and from 1992 to 1993, respectively. The relatively modest growth rates are a further reflection of management's ongoing commitment to controlling non-interest expenses. Net occupancy expenses, relatively constant in 1993 and 1992, increased approximately 30.2% in 1994. Capital expenditures related to the Thrift, the relocation of the corporate and administrative offices to Williamson and the construction activity of the Money Center office were the primary reasons for the increase.

  Advertising costs fluctuate with management's evaluation of the benefit to be gained from additional media exposure. Management determined that additional advertising would be beneficial, leading to increases of $58,000 for 1994 and $22,000 for 1993.

  Premiums and assessments paid to the FDIC, OCC and OTS increased $39,000, or 5.4%, in 1994, due to higher deposit volumes. The same premiums increased only $27,000 in 1993 due to the risk level assigned to the Bank.

  Consistent with the overall impact of the various projects undertaken by Matewan in 1994, other operating expenses increased $534,000, or 14.0%, in 1994 after posting a decrease of $104,000, or 2.7%, in 1993. Other operating expenses consist of several components, most of which (such as telephone, postage and data processing expense) have shown increases that are attributable to expansion of the Company's activities, market area and customer base.

APPLICABLE INCOME TAXES

  Income tax expense was $2.9 million in 1994, $3.3 million in 1993 and $2.9 million in 1992, for effective tax rates of 36.5% in 1994, 39.0% in 1993 and 36.6% in 1992. Matewan's inability to find immediate and viable tax-free investment alternatives was the major factor behind the increase in the effective tax rate in 1993. Management is actively pursuing tax favored investments which carry attractive yields in an attempt to maximize earnings and reduce Matewan's effective tax rate.

EFFECTS OF CHANGING PRICES

  The consolidated financial statements and related data included herein have been prepared in accordance with generally accepted accounting principles which require the measurement of Matewan's financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Virtually all of Matewan's assets and liabilities are monetary in nature. As a result, levels of and changes in interest rates have a more significant impact on Matewan's performance than the effects of general levels of inflation.

                                   BUSINESS

COMPETITION

  The Market is characterized by intense competition in all aspects and areas of its business from commercial banks, savings and loan associations, mutual savings banks and other financial institutions, many of which have greater financial resources than Matewan and the Banking Subsidiaries. After giving effect to the Acquisition, Matewan will have a 20.5% deposit share of the Market. Matewan's management believes that it is able to compete with other institutions by providing innovative products through convenient delivery systems and a well-trained, sales oriented work force supported by sophisticated technology.

PROPERTIES

  Matewan maintains its executive offices in Williamson, West Virginia. The Bank and the Thrift operate 13 offices throughout Matewan's Market. Seven of these offices are owned and six are leased. Pikeville's principal offices are located in Pikeville, Kentucky, in a six-story, steel frame building with approximately 74,000 square feet of space. Additionally, Pikeville operates seven branch banking facilities, six of which are owned.

LEGAL PROCEEDINGS

  Neither Matewan nor any of its subsidiaries is a party to any litigation other than litigation which is routine in the business of Matewan, and which, if decided adversely to Matewan, would materially adversely affect the financial condition of Matewan.

  Pikeville is a party to ordinary routine litigation incidental to its business. In connection with the Acquisition, Banc One will, pursuant to the terms of the Purchase Agreement, retain certain of this litigation. Additionally, Banc One will also provide limited indemnification of Matewan and Pikeville in connection with certain remaining litigation. Accordingly, if the Acquisition is consummated, an unfavorable decision to Pikeville would not have a material adverse effect on Pikeville (or ultimately, Matewan).

EMPLOYEES

  At September 30, 1995, Matewan and Pikeville had 231 and 110 full-time equivalent employees, respectively.

                                  MANAGEMENT

DIRECTORS

  Matewan's Board of Directors currently consists of seven persons. Each of the directors of Matewan is also a director of each of the Banking Subsidiaries. The following table sets forth the names of the members of the Board of Directors of Matewan, their ages, the year in which each became a director of Matewan (or its predecessor, the Bank) and the amount of Common Stock and the percent thereof beneficially owned by each director on December 31, 1995.

                                                     BENEFICIAL
                                            DIRECTOR OWNERSHIP        PERCENT
    NAME                                AGE  SINCE   OF SHARES        OF CLASS
    ----                                --- -------- ----------       --------
James H. Harless.......................  76   1960     433,670(1)      11.83%
Dan R. Moore...........................  55   1979     735,385(1)(2)   20.05
Frank E. Ellis.........................  68   1988     251,986(3)       6.87
Lafe P. Ward...........................  70   1968     107,900          2.94
George A. Kostas.......................  65   1988     110,210(4)       3.01
Amos J. Hatfield.......................  69   1988      87,787(5)       2.39
Sidney R. Young, Jr....................  71   1978      20,521          0.56
Betty Jo Moore.........................  55   1994     343,145(6)       9.36
All directors and officers as a group
 (12 persons)..........................              1,429,399         38.98

--------
(1) Includes 392,240 shares as to which Mr. Moore has sole voting power pursuant to an agreement dated August 6, 1987, entered into between Mr. Moore and Mr. Harless in connection with the merger of Matewan and Guyan Bancshares, Inc., pursuant to which Mr. Harless granted Mr. Moore an irrevocable proxy to vote shares held of record or beneficially by Mr. Harless at all meetings of shareholders of Matewan for so long as Mr. Moore remains Chairman of Matewan.
(2) Includes 343,145 shares held of record by Mr. Moore and his wife, members of their family and affiliates.
(3) Includes 203,500 shares held of record by the Frank Ellis Trust.
(4) Includes 65,964 shares of record held by Mr. Kostas and his wife.
(5) Includes 70,188 shares of record held by Mr. Hatfield and his wife, and 7,920 shares of record held by his wife and son as to which Mr. Hatfield disclaims beneficial ownership.
(6) Includes 343,145 shares held by Mrs. Moore and her husband, members of their family and affiliates, but excludes shares subject to the voting agreement between Messrs. Moore and Harless.

  The respective addresses of Mr. and Mrs. Moore, Mr. Harless and Mr. Ellis are Box 26, Matewan, West Virginia, 25678, Drawer H, Gilbert, West Virginia, 25621, and 4 Tanglewood, Cincinnati, Ohio, 45221, respectively.

EXECUTIVE OFFICERS

  The following table sets forth certain information about the principal executive officers of Matewan, each of whom is selected by the Board of Directors and each of whom holds office at the discretion of the Board of Directors.

  NAME                   AGE                           POSITION
  ----                   ---                           --------
Dan R. Moore............  55 Chairman of the Board, President and Chief Executive Officer
Pauline Roberson........  72 Vice President and Secretary
Tim Edwards.............  46 Chief Operations Officer
Lee M. Ellis............  40 Vice President and Chief Financial Officer
Anna Ward...............  36 Vice President of Administration

BIOGRAPHICAL INFORMATION

  The following is a brief description of the principal occupation and business experience for the last five years of each director and executive officer of Matewan named above.

  Dan R. Moore is the Chairman of the Board, President and Chief Executive Officer of Matewan and the Bank and is Chairman of the Board of the Thrift and has acted in these capacities for the Bank since 1979, for Matewan since its formation in 1984, and for the Thrift since its formation in 1993.

  James H. Harless is Chairman of the Board of International Industries, Inc., a holding company for various industrial companies, primarily mining and timbering.

  Frank E. Ellis is President of Frank Ellis, M.D. Associates, Inc.

  Lafe P. Ward is an attorney with Ward and Associates, L.L.P., and general counsel for Matewan.

  George A. Kostas is President of Aracoma Drug Company, Inc., a pharmacy.

  Amos J. Hatfield is the owner of Gilbert Furniture Company.

  Sidney R. Young, Jr. retired in 1986 as President and Chief Operating Officer for McNamee Resources, Inc., a position he held for the previous seven years.

  Betty Jo Moore is President of Moore Ford, Lincoln, Mercury, Inc., Moore Chevrolet, Inc., and Moore Chrysler, Inc.

  Pauline Roberson was appointed Vice President and Secretary of Matewan and the Bank in 1984 and the Thrift in 1993.

  Tim Edwards was appointed Chief Operations Officer in 1993, and prior to that was the President of United National Bank, Webster Springs, West Virginia, a position he held for three years.

  Lee M. Ellis became Vice President of the Bank in 1988 and Vice President and Chief Financial Officer of Matewan in 1992 and of the Thrift in 1993.

  Anna Ward was appointed Vice President of Administration for Matewan in 1993 and the Bank in 1992. Prior to that time, she was an auditor for the Bank.

  Dan R. Moore and Betty Jo Moore are married. Anna Ward is Lafe P. Ward's daughter-in-law. Lee M. Ellis is Frank E. Ellis' son. Other than the foregoing, no directors or executive officers are related.

EXECUTIVE OFFICERS' COMPENSATION

  The following table sets forth information about aggregate compensation received from Matewan and its subsidiaries by the chief executive officer of Matewan, who was the only executive officer who received aggregate compensation in excess of $100,000 during the fiscal years ended December 31, 1994, 1993 and 1992. Matewan does not have any stock option or other stock-based compensation plans.

                          SUMMARY COMPENSATION TABLE

                                                                  OTHER ANNUAL
NAME AND PRINCIPAL POSITION    FISCAL YEAR SALARY ($) BONUS ($) COMPENSATION ($)
---------------------------    ----------- ---------- --------- ----------------
 Dan R. Moore                     1994      180,508    27,667         --
 Chairman of the Board, Presi-
  dent                            1993      166,265    33,119         --
 and Chief Executive Officer      1992      152,810    19,628         --

  The following table indicates, for purposes of illustration, the approximate annual retirement benefits (including qualified plan and supplemental plan) upon retirement to participants at December 31, 1994, at selected remuneration and years of service classifications, at age 65:

                              ESTIMATED ANNUAL RETIREMENT BENEFITS
                                  ON CREDITED YEARS OF SERVICE
   MONTHLY COMPENSATION ON   ---------------------------------------
     AN ANNUALIZED BASIS       15      20      25      30      35
   -----------------------   ------- ------- ------- ------- -------
          $160,000           $36,000 $48,000 $60,000 $72,000 $84,000
           140,000            31,500  42,000  52,500  63,000  73,500
           120,000            27,000  36,000  45,000  54,000  63,000
           100,000            22,500  30,000  37,500  45,000  52,500
            80,000            18,000  24,000  30,000  36,000  42,000
            60,000            13,500  18,000  22,500  27,000  31,500
            40,000             9,000  12,000  15,000  18,000  21,000

  At the end of fiscal year 1994, Mr. Moore had 31 years of credited service under the Plan.

  For the 1995 plan year, the normal retirement benefit under the Plan is 0.85% of average monthly compensation up to covered compensation plus 1.5% of average monthly compensation in excess of covered compensation times years of employment up to a maximum of 35 years. Benefits are not subject to deduction for Social Security or other offset amounts.

CERTAIN TRANSACTIONS

  The Bank has made various loans to its directors and officers and to directors and officers of Matewan and the Banking Subsidiaries. Loans to this group and their related entities totalled $4,208,000, $3,633,000 and $2,448,000 at December 31, 1994, 1993 and 1992, respectively. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with persons other than directors or officers, and did not involve more than the normal risk of collectibility or present other unfavorable features.

  During the years ended December 31, 1994, 1993 and 1992, Matewan and its subsidiaries paid legal fees of approximately $36,000, $16,732 and $23,159, respectively, to the law firm of Ward and Associates, L.L.P. Mr. Ward, a director of Matewan, is a principal in the firm and as a result may receive an indirect benefit from the payment of legal fees.

                          SUPERVISION AND REGULATION

  The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and thrifts and their bank holding companies and provides certain specific information related to Matewan. Supervision, regulation, and examination of Matewan, the Bank, the Thrift and Pikeville by the bank regulatory agencies are intended primarily for the protection of depositors rather than holders of Matewan's capital stock. Any change in applicable law or regulation may have a material effect on Matewan's business.

GENERAL

  Matewan is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, Matewan and its non-bank subsidiaries are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, Matewan is also registered with the OTS as a savings and loan holding company and is subject to regulation, supervision, examination and reporting requirements of the OTS.

  The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

  The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below.

  The BHC Act was amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective on September 29, 1995. The Interstate Banking Act repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Matewan and any other bank holding company located in West Virginia or Kentucky may now acquire a bank located in any other state, and any bank holding company located outside West Virginia or Kentucky may lawfully acquire any West Virginia-based bank or Kentucky-based bank, regardless of state law to the contrary in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Prospectus, neither West Virginia nor Kentucky has "opted in" or "opted out." Assuming no state action prior to June 1, 1997, Matewan would be able to consolidate the Banking Subsidiaries and Pikeville into a single bank with interstate branches following that date.

  The BHC Act generally prohibits Matewan from (i) engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and (ii) acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

  Matewan is required to register annually with the Commissioner of Banking of West Virginia (the "Commissioner") and to pay a registration fee to the Commissioner based on the total amount of bank deposits in banks with respect to which Matewan is a bank holding company. Although legislation allows the Commissioner to prescribe the registration fee, it limits the fee to ten dollars per million dollars of deposits rounded off to the nearest million dollars. Matewan is also subject to regulation and supervision by the Commissioner.

  Matewan is required to secure the approval of the West Virginia Board of Banking before acquiring ownership or control of more than 5.0% of the voting shares or substantially all of the assets of any institution, including another bank located in West Virginia. West Virginia and Kentucky banking laws prohibit any bank or bank holding company from acquiring shares of a bank if the acquisition would cause the combined deposits of all banks in West Virginia or Kentucky, with respect to which it is a bank holding company, to exceed 20.0% and 15.0%, respectively, of the total deposits of all depository institutions in that state. As of June 30, 1994, the total deposits of the Banking Subsidiaries in West Virginia were less than 2.0% of the total deposits in West Virginia. As of June 30, 1994, giving effect to the Acquisition, Pikeville and the Thrift would have held less than 1.0% of the total deposits in Kentucky.

  Each of the Banking Subsidiaries and Pikeville is a member of the FDIC, and as such, its deposits are insured by the FDIC to the maximum extent provided by law. Each is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

  Each of the Bank and Pikeville is subject to regulation, supervision and examination by the OCC and the FDIC. The Thrift is subject to regulation, supervision and examination by the OTS and the FDIC. The OCC and the OTS regularly examine the respective operations of the Bank, Pikeville and the Thrift and are given authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. The federal banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

  Matewan is a legal entity separate and distinct from its Banking Subsidiaries and other subsidiaries. The principal sources of cash flow of Matewan, including cash flow to pay dividends to its stockholders, are dividends from the Banking Subsidiaries. There are statutory and regulatory limitations on the payment of dividends by these depository institution subsidiaries to Matewan, as well as by Matewan to its stockholders.

  Both the Bank and Pikeville are required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the bank in any year would exceed the total of (i) the bank's net profits (as defined and interpreted by regulation) for that year, plus (ii) the retained net profits (as defined and interpreted by regulation) for the proceeding two years, less any required transfers to surplus. In addition, national banks may only pay dividends to the extent that their retained net profits (including the portion transferred to surplus) exceed statutory bad debts (as defined by regulation). The Thrift is subject to the OTS' regulations governing dividend payments and other capital distributions. Under those regulations, a savings association that is well capitalized is permitted to declare dividends of up to the greater of (i) the sum of 100.0% of its current net income plus one-half of its capital in excess of the minimum regulatory requirements or (ii) 75.0% of its net income during the most recent four-quarter period.

  If, in the opinion of a federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal banking regulators have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

  At September 30, 1995, under dividend restrictions imposed under federal laws and regulations, the Banking Subsidiaries, without obtaining governmental approvals, could declare aggregate dividends to Matewan of approximately $5.1 million. On December 28, 1995, a dividend of $5.0 million was declared by the Bank. Of this amount, $950,000 will be used to fund a portion of the purchase price of the Acquisition and related expenses.

CAPITAL ADEQUACY

  Matewan, the Banking Subsidiaries and Pikeville are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Matewan, the OCC in the case of the Bank and Pikeville and the OTS in the case of the Thrift. There are three basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve; two of which are risk-based measures and one of which is a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

  The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

  The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) ("Total Capital Ratio") is 8.0%. At least one-half of Total Capital must consist of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1995, Matewan's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 19.29% and 18.17%, respectively.

  In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Tier 1 Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Tier 1 Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Matewan's Leverage Ratio at September 30, 1995, was 11.01%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

  The Bank, the Thrift and Pikeville are subject to risk-based and leverage capital requirements adopted by their respective federal banking regulator, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the Banking Subsidiaries and Pikeville was in compliance with applicable minimum capital requirements as of September 30, 1995. Neither Matewan, any of the Banking Subsidiaries or Pikeville has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

  Failure to meet capital guidelines could subject a depository institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

  The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the OCC and the FDIC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposure. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for the savings associations that it regulates, including the Thrift.

SUPPORT OF SUBSIDIARY BANKS

  Under Federal Reserve policy, Matewan is expected to act as a source of financial strength for, and to commit resources to support, each of the Banking Subsidiaries and Pikeville after the Acquisition. This support may be required at times when, absent such Federal Reserve policy, Matewan may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such institutions. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Banking Subsidiaries are, and Pikeville after the Acquisition will be, subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the subsidiary's depository institution affiliates, and a potential loss of Matewan's investments in such other subsidiaries.

PROMPT CORRECTIVE ACTION

  FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

  Under the final agency rules implementing the prompt corrective action provisions, an institution is deemed to be well capitalized if the institution
(i) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Tier 1 Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the appropriate federal banking agency. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater and a Tier 1 Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0% or a Tier 1 Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0% or a Tier 1 Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

  An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The obligation of a controlling holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions described below, if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

  For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of
Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets;
(vii) alter, reduce or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or (xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

  At September 30, 1995, each of the Banking Subsidiaries and Pikeville had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

  Pursuant to FDICIA, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994 and replaced a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator, information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

  Assessment rates for the first half of 1995 for members of both the BIF and the Savings Association Insurance Fund (the "SAIF"), as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and financially sound) to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

  The FDIA requires that the SAIF and BIF funds each be recapitalized until reserves reach a designated ratio of at least 1.25% of the deposits insured by that fund. The SAIF is not expected to be recapitalized until 2002. SAIF reserves have not grown as quickly as the BIF reserves due to a number of factors, including the fact that a significant portion of SAIF premiums have been and are currently being used to make payments on the FICO bonds issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation.

  The designated reserve ratio for the BIF was reached in May 1995. In August 1995, the FDIC reduced the assessment rates for BIF members. Under the revised assessment schedule, which became effective on June 1, 1995, BIF-insured institutions were to pay assessments ranging from 0.04% of deposits to 0.31% of deposits, with an average assessment rate of 4.5 basis points. Refunds, with interest, were paid to BIF-insured institutions for assessments they had paid for the period beginning on June 1, 1995, and the Bank received $189,601. Subsequently, on November 14, 1995, the FDIC voted to reduce annual assessments to the legal minimum of $2,000 for all BIF-insured institutions except those that are not well capitalized and are assigned to the higher supervisory risk categories.

  At the same time, the FDIC elected to retain the existing assessment range of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund. As a result of the BIF premium reduction, institutions that are required to pay SAIF premiums, such as the Thrift, are likely to be subject to a significant competitive disadvantage relative to BIF-insured institutions, pending any legislative action to remedy the disparity. The FDIC has recognized that the disparity may have adverse consequences for such institutions, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits. Further, it is not currently known whether institutions that are required to pay SAIF premiums will be required to pay higher deposit insurance premiums in the future.

  On July 28, 1995, the FDIC, the Treasury Department and the OTS released statements outlining a proposed plan (the "Proposed Plan") to recapitalize the SAIF, certain features of which were subsequently approved by the House of Representatives and the Senate of the United States in bills that provided for different resolutions of the BIF-SAIF disparity. In negotiations between members of the Banking Committees of the House and Senate to reconcile the differences in the two bills, it was agreed on November 7, 1995, that the current Budget Reconciliation Package will focus on the financial problems of the SAIF. Under the Committee Agreement, all SAIF-member institutions will pay a special assessment to recapitalize the SAIF, and the assessment base for the payments on the FICO bonds would be expanded to include the deposits of both BIF- and SAIF-insured institutions. The amount of the special assessment required to recapitalize the SAIF is currently estimated to be approximately 80 basis points (0.80% of deposits), somewhat less than the 85 basis point assessment that had been previously estimated as necessary. The special assessment would be payable some time in 1996 based on the amount of SAIF-insured deposits held on March 31, 1995. The Committee Agreement will also permit BIF-insured institutions holding deposits subject to SAIF assessments to reduce such SAIF deposits by 20.0% in computing the institutions' special assessment. There is some question as to whether either BIF-insured institutions acquiring SAIF-insured institutions after March 31, 1995, or SAIF-insured institutions that go out of existence prior to the enactment of the Budget Reconciliation legislation will be required to pay any special assessment under the current language of the legislation. If an 80 basis point assessment were assessed against the Thrift's deposits as of March 31, 1995, the thrift would be required to pay a special assessment on its SAIF-insured deposits of $184,520. In accordance with generally accepted accounting principles, the Thrift had not recorded an accrual for the special assessment at December 31, 1995. If this amount had been assessed and paid as of September 30, 1995, the Thrift's Tier 1 Leverage Ratio, Tier 1 Capital Ratio, and Total Capital Ratio on that date would have been 9.4%, 18.1%, and 18.1%, respectively, down from 9.8%, 18.9%, and 18.9%, respectively. The special assessment paid by the Thrift would be at least partially offset by a reduction in insurance premiums paid by the Thrift if, as expected, the FDIC were to reduce SAIF premiums to BIF levels following payment of the special assessment and recapitalization of the SAIF.

  The members of the Banking Committees also agreed that the new legislation will provide that an insurance fund cannot assess regular insurance assessments when it has a reserve ratio of 1.25% or more except on those member institutions that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. Neither of the Banking Subsidiaries nor Pikeville has been so classified by the OCC or the OTS. Accordingly assuming that the legislation is adopted as described above and that the BIF and the SAIF maintain a 1.25% reserve ratio, the Banking Subsidiaries and Pikeville would pay substantially reduced regular deposit insurance assessments as long as they maintained their regulatory status. The Budget Reconciliation Package would also provide for the merger of the BIF and SAIF on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. The committee members also agreed that, as early as possible in 1996, Congress should consider and act upon separate legislation to eliminate the thrift charter and to abolish the OTS and transfer its functions to the OCC, the FDIC, and the Federal Reserve. If adopted, such legislation would require that Matewan, as a federal savings bank, convert to a bank charter.

  The management of Matewan cannot predict whether the above legislation or any other legislative proposal will be enacted as described above or, if enacted, the amount of any special SAIF assessment, whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums or whether, if thrifts are required to convert to a bank charter, there will be any relief from the additional tax liabilities that would be incurred upon the recapture of their bad debt reserves. It also cannot be predicted whether some other legislative action will be taken to address the BIF-SAIF disparity and what consequences such action could have for SAIF members. A significant increase in SAIF insurance premiums, either absolutely or relative to BIF premiums, a significant one-time fee to recapitalize the SAIF or a significant tax liability associated with the recapture of the bad debt reserve could have an adverse effect on the operating expenses and results of operations of Matewan.

  Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

SAFETY AND SOUNDNESS STANDARDS

  The FDIA, as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholders. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt correction action" provisions of FDICIA. See "--Prompt Corrective Action." If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies also proposed guidelines for asset quality and earnings standards.

DEPOSITOR PREFERENCE

  The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Matewan's authorized capital stock consists of 10,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), issuable in one or more series. As of December 31, 1995, there were 3,667,351 shares of Common Stock and no shares of Preferred Stock issued and outstanding. After consummation of the Offering, there will be outstanding 700,000 shares of Convertible Preferred Stock, which is a series of Preferred Stock. The capital stock of Matewan does not represent or constitute a deposit account and is not insured by the FDIC.

COMMON STOCK

  Dividends. Matewan may pay dividends as declared from time to time by the Board of Directors out of funds legally available therefor, subject to certain restrictions. Although quarterly cash dividends have been paid on the Common Stock since 1980, and the Board of Directors of Matewan has indicated its intention to continue to pay cash dividends on the Common Stock, no assurance can be given that any dividends will be declared or, if declared, what the amount of the dividends will be or whether such dividends, once declared, will continue. Payment of dividends on the Common Stock will also be subject to the prior payment in full of the dividends payable on the Convertible Preferred Stock. See "Common Stock Price Range and Dividends" and "--Convertible Preferred Stock--Dividends."

  Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Such stockholders do not have cumulative voting rights in the election of directors.

  Liquidation. In the event of any liquidation, dissolution or winding up of Matewan, the holders of the Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Matewan available for distribution. If Preferred Stock is issued, as contemplated by the Offering, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution. See "--Convertible Preferred Stock--Liquidation."

  Preemptive Rights. Holders of the Common Stock are not entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

  Under the Certificate of Incorporation, the Board of Directors of Matewan or a duly authorized committee thereof has the power, without further action by the stockholders, to provide for the issuance of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, by adopting a resolution or resolutions creating and designating such series. Variations between different series may be created by the Board of Directors with respect to voting rights, if any; the rate of dividends, if any; the priority of payment thereof and the right to cumulation thereof, if any; redemption terms and conditions; and the right of conversion, if any.

CONVERTIBLE PREFERRED STOCK

  The following description of the material terms and provisions of the shares of Convertible Preferred Stock to be issued in the Offering is subject and qualified in its entirety by reference to the certificate to Matewan's Certificate of Incorporation authorizing the Convertible Preferred Stock and the resolutions of Matewan's Board of Directors setting forth the terms and conditions of the Convertible Preferred Stock. Except as described below, the Convertible Preferred Stock will rank on a parity with the Common Stock.

  Dividends. Holders of shares of the Convertible Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of Matewan, out of assets of Matewan legally available for payment, an annual cash dividend of 7.5% of the stated value, or initially $1.875 per share. Dividends on the Convertible Preferred Stock will be cumulative from the date of issue and will be payable quarterly on March 15, June 15, September 15, and December 15 of each year commencing June 15, 1996, at such annual rate. The initial dividend for the period commencing March 4, 1996 to, but not including, June 15, 1996 will be $.526 per share and will be payable on June 15, 1996. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Convertible Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four. Each such dividend will be payable to holders of record as they appear on the stock register of Matewan on such record dates, not more than 60 days nor less than ten days preceding the payment dates, as shall be fixed by the Board of Directors. In the event that full cumulative dividends on the Convertible Preferred Stock have not been paid when due, Matewan may not declare or pay any dividends or make other distributions (other than dividends payable in shares of Common Stock or other capital stock of

Matewan ranking junior to the Convertible Preferred Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up, or options, warrants or rights to subscribe for or purchase such shares) on its Common Stock. Additionally, Matewan may not declare or pay dividends on any other capital stock of Matewan ranking junior to the Convertible Preferred Stock with respect to the payment of dividends, or purchase, redeem or otherwise acquire any shares of Convertible Preferred Stock (other than with funds previously deposited in trust for the redemption of shares of Convertible Preferred Stock pursuant to any sinking fund) or any other shares of capital stock of Matewan ranking on a parity with or junior to the Convertible Preferred Stock (except by conversion into or exchange for capital stock of Matewan ranking junior to the Convertible Preferred Stock as to payment of dividends and upon liquidation, dissolution or winding up).

  Conversion Rights. Each share of Convertible Preferred Stock will be convertible into shares of Common Stock at $22.00, except that, if shares of Convertible Preferred Stock are called for redemption, the conversion right on such shares of Convertible Preferred Stock will terminate at the close of business on the date fixed for redemption unless Matewan shall default in making payment of the amount payable upon such redemption.

  The price per share of Common Stock at which the Convertible Preferred Stock is convertible is subject to adjustment in certain events, including: the issuance of Common Stock as a dividend or distribution on the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the certificate); subdivisions and combinations of the Common Stock; and the distribution to all holders of Common Stock of capital stock (other than additional shares of Common Stock) or evidences of indebtedness of Matewan or assets (excluding cash dividends or distributions from retained earnings) or rights or warrants to subscribe for or purchase any of its securities (excluding those rights or warrants previously referred to in this sentence).

  In the case of any consolidation or merger to which Matewan is a party and as a result of which holders of Common Stock shall be entitled to receive securities, cash or other property with respect to or in exchange for such Common Stock, or in case of any sale or conveyance to another corporation of the property of Matewan as an entirety or substantially as an entirety, or in case of any reclassification or change in outstanding shares of Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination of the Common Stock), there will be no adjustment of the conversion rate but the holder of each share of Convertible Preferred Stock then outstanding will have the right thereafter to convert such share into the kind and amount of securities, cash or other property which such holder would have owned or have been entitled to receive immediately after such consolidation or merger, sale or conveyance or reclassification or change had such share been converted immediately prior to the effective date of such consolidation or sale or conveyance or reclassification or change. The adjustments described in this paragraph shall be subject to further adjustments as appropriate that shall be as nearly equivalent as may be practicable to the relevant adjustment provided for in the preceding paragraph and in this paragraph. If, in the case of any such consolidation, merger, sale or conveyance, the stock or other securities and property receivable thereupon by a holder of shares of Common Stock includes shares of stock, securities or other property or assets (including cash) of any entity other than the successor or acquiring entity, as the case may be, in such consolidation, merger, sale or conveyance, then Matewan shall enter into an agreement with such other entity for the benefit of the holders of Convertible Preferred Stock that shall contain such provisions to protect the interests of such holders as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

  No adjustment in the conversion rate will be required unless such adjustment would require a change of at least $0.01 in the conversion rate then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Matewan reserves the right to make any reduction in the conversion rate in addition to those required in the foregoing provisions as Matewan in its discretion shall determine to be advisable in order that certain stock-related distributions hereafter made by Matewan to its stockholders shall not be taxable. Except as stated above, the conversion rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

  No fractional shares of Common Stock or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional interest in a share of Common Stock resulting from conversion will be paid in cash based on the current market price of Common Stock.

  Upon conversion no adjustments will be made for accrued dividends and, therefore, shares of Convertible Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares called for redemption on a date during such period) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date.

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Matewan, the holders of shares of the Convertible Preferred Stock will be entitled to receive out of the assets of Matewan available for distribution to stockholders, before any distribution is made to holders of Common Stock or any other class of Matewan's capital stock ranking junior to the Convertible Preferred Stock or any other class of Matewan's capital stock ranking junior to the Convertible Preferred Stock as to liquidation payments, liquidating distributions in the amount of $25.00 per share of the Convertible Preferred Stock, plus accrued but unpaid dividends to but excluding the date of final distribution, but the holders of the shares of the Convertible Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation preference of any other shares of Matewan's capital stock ranking senior to the Convertible Preferred Stock with respect to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any voluntary or involuntary liquidation, dissolution or winding up of Matewan, the assets of Matewan shall be insufficient to make such full payments to holders of the Convertible Preferred Stock and any other preferred stock ranking on a parity with the Convertible Preferred Stock with respect to rights upon liquidation, dissolution or winding up, then such assets shall be distributed pro rata among the holders of the Convertible Preferred Stock or any other such preferred stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by Matewan. Neither a consolidation or merger of Matewan with or into another corporation nor a merger of another company with or into Matewan nor a sale, lease or conveyance of all or any part of Matewan's property or business shall be considered a liquidation, dissolution or winding up of Matewan; however, any reorganization of Matewan required by any court or administrative body in order to comply with any provision of law shall be deemed to be a liquidation, dissolution and winding up of Matewan unless the preferences, limitations, rights and restrictions granted to or imposed upon the Convertible Preferred Stock are not adversely affected by such reorganization.

  Because Matewan is a holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of the Convertible Preferred Stock offered hereby, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors except to the extent that Matewan may itself be a creditor with recognized claims against the Subsidiary.

  Optional Redemption. The Convertible Preferred Stock is not subject to any mandatory redemption or sinking fund provision. The Convertible Preferred Stock is redeemable as a whole or in part at the option of Matewan for cash on at least 30 but not more than 60 days' notice at any time or from time to time on or after March 15, 2000. With respect to any such redemption, the Convertible Preferred Stock will be redeemable at the following redemption prices per share, together in each case with accrued but unpaid dividends to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning on:

                                                                REDEMPTION PRICE
                                                                  PER SHARE OF
                                                                  CONVERTIBLE
        YEAR                                                    PREFERRED STOCK
        ----                                                    ----------------
     March 15, 2000............................................     $26.125
     March 15, 2001............................................      25.938
     March 15, 2002............................................      25.750
     March 15, 2003............................................      25.563
     March 15, 2004............................................      25.375
     March 15, 2005............................................      25.188
     March 15, 2006 and thereafter.............................      25.000

  If full cumulative dividends on the Convertible Preferred Stock have not been paid, the Convertible Preferred Stock may not be redeemed in part and Matewan may not purchase or acquire any shares of the Convertible Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of the Convertible Preferred Stock. If fewer than all the outstanding shares of the Convertible Preferred Stock are to be redeemed, Matewan will select those to be redeemed by lot or on a pro rata basis or by any other method deemed by Matewan to be equitable (with adjustments to avoid fractional shares). Any shares of the Convertible Preferred Stock for which a notice of redemption has been given may be converted into shares of Common Stock at any time before the close of business on the date fixed for the redemption. Any such redemption would require the prior approval of the Federal Reserve Board. See "--Convertible Preferred Stock--Other Aspects."

  Voting Rights. Holders of Convertible Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time expressly required by law. So long as any shares of Convertible Preferred Stock remain outstanding, Matewan shall not, without the affirmative vote of the holders of at least a majority of the shares of Convertible Preferred Stock outstanding at the time, given in person or by proxy, at a meeting (voting separately as one class): (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Convertible Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; (ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock (including any class or series of preferred stock) which ranks on a parity with the Convertible Preferred Stock as to dividends upon liquidation, dissolution or winding up ("Parity Stock") unless the Certificate of Incorporation or certificate creating or authorizing such class or series provide that if in any case the stated dividends or amounts payable upon liquidation, dissolution or winding up are not paid in full on the Convertible Preferred Stock and all outstanding shares of Parity Stock, the shares of all Parity Stock shall share ratably in the payment of dividends, including accumulations (if any) in accordance with the sums which would be payable on all Parity Stock if all dividends in respect of all shares of Parity Stock were paid in full, and on any distribution of assets upon liquidation, dissolution or winding up ratably in accordance with the sums which would be payable in respect of all shares of Parity Stock if all sums payable were discharged in full; or (iii) amend, alter or repeal the provisions of the Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such shares of Convertible Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or any outstanding series of preferred stock or any other capital of Matewan, or the creation and issuance of other series of preferred stock or any outstanding series of preferred stock or any other capital of Matewan, or the creation and issuance of other series of preferred stock including Convertible Preferred Stock, or of any other capital stock of Matewan, in each case ranking on a parity with or junior to the Convertible Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Convertible Preferred Stock shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption.

  Other Aspects. It is Matewan's intention that the Convertible Preferred Stock offered hereby will qualify as Tier 1 Capital under the Federal Reserve Board's capital adequacy guidelines for bank holding companies. Under regulations recently adopted by the Federal Reserve Board, in order for perpetual preferred stock so to qualify, any redemption of such stock by Matewan must be subject to prior Federal Reserve Board approval unless the Federal Reserve Board determines that such approval is not required.

  The Convertible Preferred Stock will be listed on the Nasdaq SmallCap Market. Wachovia Bank of North Carolina, N.A., will serve as transfer agent of the Convertible Preferred Stock.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  There are provisions in Delaware law and in Matewan's Certificate of Incorporation and Bylaws which are intended to discourage non-negotiated takeover attempts. These provisions are intended to avoid costly takeover battles and lessen Matewan's vulnerability to a hostile change in control, thereby enhancing the possibility that the Board of Directors can maximize stockholder value in connection with an unsolicited offer to acquire Matewan. However, anti-takeover provisions can also have the effect of depressing Matewan's stock price because they are an impediment to potential investors and their ability to gain control of Matewan, and thus discourage activities such as unsolicited merger proposals, acquisitions or tender offers by which stockholders might otherwise receive enhanced consideration for their shares.

  Authorized Capital Stock. Matewan's Certificate of Incorporation authorizes 10,000,000 shares of Common Stock, of which 3,667,351 shares were outstanding at December 31, 1995. The Certificate of Incorporation also authorizes 1,000,000 shares of Preferred Stock, of which 700,000 shares of Convertible Preferred Stock will be issued and outstanding upon consummation of the Offering. The remaining shares of authorized but unissued Common Stock and Preferred Stock may be issued by the Board without further stockholder approval, except as may be required with respect to a particular transaction by applicable law or by regulatory agencies having jurisdiction over Matewan and could be utilized to deter future attempts to gain control of Matewan.

  Vote Required for Certain Actions. Matewan's Certificate of Incorporation contains a provision which provides that certain business combinations require the affirmative vote of at least 66 2/3% of the Company's outstanding shares of voting stock. These "supermajority" voting requirements could result in the Company's Board and management exercising a stronger influence over any proposed takeover by refusing to approve a business combination and by obtaining sufficient additional votes, including votes obtained through the issuance of additional shares to parties friendly to their interests, to preclude the 66 2/3% stockholder approval requirement. Matewan's Certificate of Incorporation also provides that the provisions designed to protect Matewan from unfriendly takeover attempts can only be amended by an affirmative vote of at least 66 2/3% of Matewan's outstanding shares of voting stock.

  Constituency Provision. Another provision of Matewan's Certificate of Incorporation requires the Company's Board of Directors, when evaluating merger proposals, tender offers or similar proposals to consider factors other than economic benefit to stockholders, examples of which include, without limitation, the following: the social and economic impact the acquisition of Matewan would have on the community it serves and the effect of the acquisition upon employees, depositors, customers and vendors. Additionally, provisions in the Certificate of Incorporation set forth certain actions which Matewan's Board of Directors may take in opposition to an offer to acquire Matewan. These provisions permit Matewan's Board of Directors to recognize its responsibilities to these constituent groups, to Matewan and its subsidiaries and to the communities they serve.

  Section 203. Section 203 of the Delaware General Corporation Law ("Section 203") would prohibit a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities, and similar transactions) by the Company or a subsidiary with an "interested shareholder" (as defined in Section 203, generally the beneficial owner of 15% or more of the Common Stock) within three years after the person or entity becomes an interested shareholder, unless (i) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder shall have been approved by the Company's Board of Directors, (ii) upon consummation of the transaction in which he became an interested shareholder, the interested shareholder holds at least 85% of the Common Stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans) or (iii) the business combination is approved by the Company's Board of Directors and by the holders of at least two-thirds of the outstanding Common Stock, excluding shares owned by the interested shareholder.

  One of the effects of Section 203 may be to prevent highly leveraged takeovers, which depend upon getting access to the acquired corporation's assets to support or repay the debt and to prevent certain coercive acquisition tactics. By requiring approval of the holders of two-thirds of the shares held by disinterested shareholders for business combinations involving an interested shareholder, Section 203 may prevent any interested shareholder from taking advantage of its position as a substantial, if not controlling, shareholder and engaging in transactions with the Company that may not be fair to the Company's other shareholders or that may otherwise not be in the best interests of the Company, its shareholders, and other constituencies.

  For similar reasons, however, these provisions may make more difficult or discourage an acquisition of the Company, or the acquisition of control of the Company by a principal shareholder, and thus the removal of incumbent management, since a business combination within the specified three-year period that is not approved by a majority of the Board of Directors prior to the transaction in which a person becomes an interested shareholder will require the approval of the Board of Directors and the holders of two-thirds of the shares held by disinterested shareholders. In addition, to the extent that Section 203 discourages takeovers that would result in the change of the Company's management, such a change may be less likely to occur.

                        CERTAIN INCOME TAX CONSEQUENCES

GENERAL

  The following summary of certain federal income tax consequences of the purchase, ownership, and disposition of shares of the Convertible Preferred Stock is for general information only, and is not tax advice. Except where noted, the summary deals only with shares of Convertible Preferred Stock held by United States holders and does not deal with special situations, including, without limitation, the ownership of shares of Convertible Preferred Stock by S corporations, exempt organizations, dealers in securities, insurance companies, foreign persons, tax exempt organizations or financial institutions. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CONVERTIBLE PREFERRED STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION AND ANY CHANGES IN APPLICABLE LAWS.

FEDERAL TAXES

  Distributions. Distributions on the shares of Convertible Preferred Stock (other than distributions of Common Stock pursuant to the exercise of conversion rights and distributions in redemption of the shares of Convertible Preferred Stock subject to section 302(b) of the Code) will constitute dividends for federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under federal income tax principles). In general, a corporate holder of preferred stock that owns less than 20.0% of the stock of the issuer (excluding for purposes of determining such percentage stock described in section 1504(a)(4) of the Code) may deduct from its income 70.0% of dividends received on such stock (the "dividends received deduction"). Under pending legislative proposals, the dividends received deduction would be reduced to 50.0% with respect to dividends paid after January 31, 1996. Any corporate holder of shares of Convertible

Preferred Stock that is otherwise eligible for the dividends received deduction will be allowed that deduction with respect to dividends paid on the Convertible Preferred Stock.

  Any distributions on the Convertible Preferred Stock in excess of the Company's current and accumulated earnings and profits will, to that extent, not be eligible for the dividends received deduction. Such excess will generally be treated as a tax-free return of capital to the extent of a holder's basis in its shares of Convertible Preferred Stock. Distributions that are treated as a return of capital will reduce a holder's basis in the shares of Convertible Preferred Stock and may subject the holder to tax, at ordinary or capital gain rates, when distributions are made in excess of the holder's remaining basis in its shares of Convertible Preferred Stock or if there is a subsequent sale or redemption of the holder's shares of Convertible Preferred Stock. Under present law, the net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) of an individual taxpayer is subject to tax at a rate of 28.0% if that rate is lower than the individual's regular tax rate, but the net capital gain of a corporation is taxed at the same rate as ordinary income with graduated rates up to 35.0%. Under pending legislative proposals, the net capital gain of a corporation would be subject to an alternative rate of 28.0% if that rate is less than the corporation's regular tax rate, and an individual taxpayer would be allowed a deduction for 50.0% of net capital gain, so that the effective tax rate on the net capital gain of an individual in the highest marginal rate bracket of 39.6% would be 19.8%.

  The Code contains several limitations on the availability of the dividends received deduction that would apply even if distributions on the Convertible Preferred Stock do not exceed the Company's current or accumulated earnings and profits. Section 246A of the Code reduces the dividends received deduction allowed to a corporate holder that has incurred indebtedness "directly attributable" to its investment in portfolio stock. Section 246(c) of the Code requires that, in order to be eligible for the dividends received deduction, a corporation must generally hold the shares of preferred stock for a 46-day minimum holding period (91 days if the corporation receives dividends on preferred stock which are attributable to a period or periods aggregating in excess of 366 days). That section excludes from such holding period any period during which a holder has certain options or contractual obligations with respect to substantially identical stock and grants the Internal Revenue Service broad authority to promulgate prospective regulations excluding from a holding period any period during which a holder has diminished its risk of loss by holding one or more other positions with respect to substantially identical stock. Furthermore, section 1059 of the Code limits the benefit of the dividends received deduction by requiring a corporate holder that receives certain "extraordinary dividends" to reduce its basis in the shares of preferred stock with respect to which the dividend was received by the untaxed portion of the dividend. Under present law, if the reduction in basis of stock exceeds the basis in the stock with respect to which an extraordinary dividend is received, the excess is taxed as gain when such stock is sold or exchanged. Under pending legislative proposals, such a reduction in basis would result in immediate gain recognition.

  Redemption Premium. Under section 305 of the Code and the Treasury Regulations thereunder, if the redemption price of shares of preferred stock exceeds the issue price by more than a de minimis amount, the excess may be taxable as a constructive distribution of additional stock to the holder taken into account under principles similar to those applicable to original issue discount on debt instruments. If such a constructive distribution were to occur, a holder could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash. An issuer's right to redeem stock results in constructive distribution treatment only if, based on all the facts and circumstances as of the issue date, redemption pursuant to the right is more likely than not to occur. Under a safe harbor in the regulations, an issuer's right to redeem is not treated as more likely than not to occur if (i) the issuer and the holder are not related by more than 20.0% common ownership, (ii) there are no plans, arrangements or agreements that effectively require or are intended to compel the issuer to redeem and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under principles similar to those applicable to original issue discount on debt instruments. However, even if redemption is more likely than not to occur, constructive distribution treatment does not apply if the redemption premium is solely in the nature of a penalty for premature redemption and is paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control. The Company believes that the redemption premium on the Convertible Preferred Stock should not be considered to result in constructive distribution treatment. However, no assurance can be given that such position will not be challenged, or, if challenged, will be upheld. If the redemption premium were considered to result in a constructive distribution, the amount deemed to be received by the holder in any period would be treated as a dividend taxable as ordinary income to the extent of the Company's earnings and profits, subject to the rules relating to the dividends received deduction discussed above (including the rules of section 1059 of the Code relating to extraordinary dividends), and the excess would be treated as a return of capital to the extent of the holder's tax basis in the Convertible Preferred Stock, and as a gain to the extent it exceeds such basis.

  Redemption. A redemption of shares of Convertible Preferred Stock for cash will be a taxable event to a holder thereof. A redemption of shares of Convertible Preferred Stock for cash will be treated as a distribution that is taxable as a dividend to the extent of the Company's current or accumulated earnings and profits under section 302 of the Code, unless, taking into account the attribution of ownership rules of section 318 of the Code, the redemption (i) results in a "complete redemption" of all of the stock of the Company owned by the stockholder under section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the stockholder under section 302(b)(2) of the Code or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder under section 302(b)(1) of the Code. If any of such tests is met, a redemption of the shares of Convertible Preferred Stock will result in a gain or loss equal to the difference between the amount of cash received (less any portion thereof attributable to declared but unpaid dividends, which will generally be taxable as ordinary dividend income) and the holder's tax basis in the shares of Convertible Preferred Stock redeemed. Such gain or loss will be a capital gain or loss if the shares of Convertible Preferred Stock were held as capital assets. If none of such tests is met, the full amount received in the redemption will be treated as a dividend taxable as ordinary income to the extent of the Company's earnings and profits, subject to the rules relating to the dividends received deduction discussed above (including the rules of section 1059 of the Code relating to extraordinary dividends), and the excess will be treated as a return of capital to the extent of the holder's tax basis in the Convertible Preferred Stock, and as a gain to the extent it exceeds such basis.

  Conversion to Common Stock. Except for cash paid in lieu of fractional shares of Common Stock, no gain or loss will be recognized on a conversion of shares of Convertible Preferred Stock into shares of Common Stock. Dividend income may be recognized, however, to the extent cash or Common Stock is received in payment of dividends in arrears. The tax basis for the shares of Common Stock received upon conversion (other than shares, if any, taxed as a dividend upon receipt) will be equal to the tax basis of the shares of Convertible Preferred Stock converted, less the reduction in basis attributable to fractional shares, and, provided that the shares of Convertible Preferred Stock were held as capital assets, the holding period of the shares of Common Stock will include the holding period of the shares of Convertible Preferred Stock converted.

  Adjustment of Conversion Price. Adjustments to the conversion price of the shares of Convertible Preferred Stock to reflect certain distributions with respect to the Common Stock may result in constructive distributions taxable to the holders of the shares of Convertible Preferred Stock as a dividend. If such a constructive distribution were to occur, a holder of Convertible Preferred Stock could be required to recognize ordinary income for tax purposes, without receiving a corresponding distribution of cash.

  Backup Withholding. A holder of shares of Convertible Preferred Stock may be subject to backup withholding at the rate of 31.0% with respect to dividends or the proceeds of a sale, exchange or redemption of shares of Convertible Preferred Stock if such holder fails to provide a taxpayer identification number, fails to certify to exempt status or fails to report in full dividend and interest income. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against such holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

STATE AND LOCAL TAXES

  Persons purchasing Convertible Preferred Stock may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and/or local tax treatment of Persons purchasing Convertible Preferred Stock may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Convertible Preferred Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement between Matewan and Wheat, First Securities, Inc. (the "Underwriter"), the Underwriter has agreed to purchase from Matewan, and Matewan has agreed to sell to the Underwriter, 700,000 shares of Convertible Preferred Stock.

  The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriter's obligations is such that it is committed to purchase and pay for all of the above shares of Convertible Preferred Stock if any are purchased.

  The Underwriter proposes to offer the shares of Convertible Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $.85 per share of Convertible Preferred Stock. The Underwriter may allow, and such selected dealers may re-allow, a concession not in excess of $.10 per share of Convertible Preferred Stock to certain brokers and dealers. After the Offering, the price to public, concessions and reallowances to dealers may be changed by the Underwriter.

  Matewan has granted the Underwriter an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 105,000 additional shares of Convertible Preferred Stock to cover over-allotments, if any, at the same price per share as the initial 700,000 shares to be purchased by the Underwriter from Matewan. To the extent that the Underwriter exercises this option, the Underwriter will be committed, subject to certain conditions, to purchase such additional shares of Convertible Preferred Stock. The Underwriter may purchase such shares only to cover over-allotments made in connection with this Offering.

  In connection with the Offering, the Underwriter may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Of the 700,000 shares of Convertible Preferred Stock to be sold pursuant to the Offering, the Underwriter has accepted the Company's request to sell up to 50,000 shares to persons designated by the Company at the public offering price set forth on the cover page of this Prospectus.

  The Company and the directors and executive officers of the Company have agreed that, following the Offering, they will not dispose of any shares of Common Stock or Convertible Preferred Stock (other than by gift to a person who agrees not to sell or by operation of law) for a period of 180 days after the date hereof without the prior written consent of the Underwriter.

  Matewan has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriter may be required to make in respect thereof.

  The Underwriter provides investment banking and other services to the Company on a regular basis. The Underwriter is acting as financial advisor to the Company in connection with the Acquisition, for which services the Underwriter will receive aggregate fees of $275,000, of which $50,000 has been paid, and the remainder of which will be paid at consummation of the Acquisition. The Company has also agreed to reimburse the Underwriter for its reasonable out-of-pocket expenses in connection with such services, including, without limitation, travel expenses and reasonable fees and disbursements of its legal counsel.

                                 LEGAL MATTERS

  The legality of the shares of the Convertible Preferred Stock offered hereby will be passed upon by Jackson & Kelly, Charleston, West Virginia, counsel to Matewan. Certain legal matters in connection with the Offering will be passed on for the Underwriter by Alston & Bird, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of Matewan and its subsidiaries and of Pikeville at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  Matewan is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and supplements thereto, the "Registration Statement") under the Securities Act, with respect to the Convertible Preferred Stock. This Prospectus omits certain information contained in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Convertible Preferred Stock, reference is made to the Registration Statement, including the exhibits filed as a part thereof, which may be inspected at the principal office of the Commission without charge at 450 Fifth Street, N.W., Washington, D.C. 20549.

  Copies of the Registration Statement may be obtained from the Commission at its principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where the contract or the document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1993.............  F-3
Consolidated Statements of Income for the Years Ended December 31, 1994,
 1993 and 1992...........................................................  F-4
Consolidated Statements of Shareholders' Equity for the Years Ended
 December 31, 1994, 1993 and 1992........................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1994, 1993 and 1992.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

Unaudited Interim Consolidated Financial Statements......................  F-18
Consolidated Balance Sheets as of September 30, 1995 and 1994
 (Unaudited).............................................................  F-19
Consolidated Statements of Income for the Nine Months Ended September 30,
 1995 and 1994 (Unaudited)...............................................  F-20
Consolidated Statements of Shareholders' Equity for the Nine Months Ended
 September 30, 1995 and 1994 (Unaudited).................................  F-21
Consolidated Statements of Cash Flows for the Nine Months Ended September
 30, 1995 and 1994 (Unaudited)...........................................  F-22
Notes to Consolidated Financial Statements (Unaudited)...................  F-23

BANK ONE, PIKEVILLE, N.A.

Independent Auditors' Report.............................................  F-25
Balance Sheets as of December 31, 1994 and 1993..........................  F-26
Statements of Income for the Years Ended December 31, 1994, 1993 and
 1992....................................................................  F-27
Statements of Shareholder's Equity for the Years Ended December 31, 1994,
 1993 and 1992...........................................................  F-28
Statements of Cash Flows for the Years Ended December 31, 1994, 1993 and
 1992....................................................................  F-29

Notes to Financial Statements............................................  F-30
Unaudited Interim Financial Statements...................................  F-39
Balance Sheets as of September 30, 1995 and 1994 (Unaudited).............  F-40
Statements of Income for the Nine Months Ended September 30, 1995 and
 1994 (Unaudited)........................................................  F-41
Statements of Shareholder's Equity for the Nine Months Ended
 September 30, 1995 and 1994 (Unaudited).................................  F-42
Statements of Cash Flows for the Nine Months Ended September 30, 1995 and
 1994 (Unaudited)........................................................  F-43
Notes to Financial Statements (Unaudited)................................  F-44

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Matewan BancShares, Inc. and Subsidiaries

  We have audited the accompanying consolidated balance sheets of Matewan BancShares, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matewan BancShares, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the financial statements, the Company changed its method of accounting for certain investment securities as of January 1, 1994.

                                          Ernst & Young LLP

Charleston, West Virginia
February 1, 1995, except for Note 14,
as to which the date is May 19, 1995

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
ASSETS
Cash and due from banks.................................... $ 20,539  $ 17,584
Federal funds sold.........................................    4,770    14,032
                                                            --------  --------
Cash and cash equivalents..................................   25,309    31,616

Interest bearing deposits in other banks...................    2,876         2
Marketable equity securities (cost of $990)................      --        921
Investment securities:
  Available-for-sale at fair value.........................   11,051       --
  Held-to-maturity (approximate fair value of $95,904 and
   $100,736 at December 31, 1994 and 1993).................   98,930    98,814
Loans, net.................................................  214,744   195,853
Premises and equipment.....................................    9,252     7,634
Accrued interest receivable and other assets...............    9,248     8,109
                                                            --------  --------
    Total assets........................................... $371,410  $342,949
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
  Non-interest bearing..................................... $ 44,130  $ 45,461
  Interest bearing.........................................  266,517   245,692
                                                            --------  --------
    Total deposits.........................................  310,647   291,153

Short-term borrowings:
  Repurchase agreements....................................   12,089     5,876
  Other....................................................    2,908     5,714
Accrued interest payable and other liabilities.............    3,963     2,174
                                                            --------  --------
    Total liabilities......................................  329,607   304,917

SHAREHOLDERS' EQUITY
Preferred stock--$1.00 par value; 1,000,000 shares
 authorized; none issued...................................
Common stock--$1.00 par value; 10,000,000 shares
 authorized; 3,349,344 shares outstanding at December 31,
 1994, including 15,640 treasury shares; 837,336 shares
 outstanding at December 31, 1993, including 3,660 treasury
 shares....................................................    3,349       837
Capital surplus............................................    6,460     8,972
Retained earnings..........................................   32,185    28,322
Treasury stock.............................................      (48)      (30)
Net unrealized loss on available-for-sale securities.......     (143)      (69)
                                                            --------  --------
    Total shareholders' equity.............................   41,803    38,032
                                                            --------  --------
    Total liabilities and shareholders' equity............. $371,410  $342,949
                                                            ========  ========

                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1994    1993    1992
                                                        ------- ------- -------
Interest income:
  Interest and fees on loans........................... $21,562 $20,066 $19,993
Interest and dividends on investment securities:
  Taxable..............................................   6,205   6,923   7,646
  Tax-exempt...........................................      58      85     214
Federal funds sold and other...........................     699     354     591
                                                        ------- ------- -------
Total interest income..................................  28,524  27,428  28,444

Interest expense:
  Deposits.............................................  10,096   9,539  11,254
  Short-term borrowings................................     447     235     377
                                                        ------- ------- -------
Total interest expense.................................  10,543   9,774  11,631
                                                        ------- ------- -------
Net interest income....................................  17,981  17,654  16,813
Provision for loan losses..............................   1,643   1,285   1,343
                                                        ------- ------- -------
Net interest income after provision for loan losses....  16,338  16,369  15,470

Other income:
  Service charges and fees.............................   1,624   1,504   1,252
  Credit life insurance commissions....................     690     637     740
  Gain on sale of assets...............................     --       32     236
  Other................................................     488     222     181
                                                        ------- ------- -------
Total other income.....................................   2,802   2,395   2,409
Other expenses:
  Salaries and employee benefits.......................   4,991   4,880   4,275
  Net occupancy........................................     626     481     556
  Advertising..........................................     543     485     463
  Federal deposit insurance and regulatory
   assessments.........................................     757     718     691
  Other................................................   4,342   3,808   3,912
                                                        ------- ------- -------
Total other expenses...................................  11,259  10,372   9,897
                                                        ------- ------- -------
Income before income taxes.............................   7,881   8,392   7,982
Applicable income taxes................................   2,876   3,269   2,919
                                                        ------- ------- -------
Net income............................................. $ 5,005 $ 5,123 $ 5,063
                                                        ======= ======= =======
Net income per common share............................ $  1.36 $  1.40 $  1.38
                                                        ======= ======= =======
Average common shares outstanding......................   3,668   3,668   3,668
                                                        ======= ======= =======

                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      NET
                                                                   UNREALIZED
                                                                    LOSS ON
                                                                   AVAILABLE-
                          COMMON CAPITAL  RETAINED                  FOR-SALE
                          STOCK  SURPLUS  EARNINGS  TREASURY STOCK SECURITIES  TOTAL
                          ------ -------  --------  -------------- ---------- -------
Balances at January 1,
 1992...................  $  209 $9,600   $20,220        $(30)       $ (39)   $29,960
Net income--1992........     --     --      5,063         --           --       5,063
Dividends on common
 stock ($.28 per
 share).................     --     --     (1,042)        --           --      (1,042)
Change in net unrealized
 loss on marketable
 equity securities......     --     --        --          --           (29)       (29)
                          ------ ------   -------        ----        -----    -------
Balances at December 31,
 1992...................     209  9,600    24,241         (30)         (68)    33,952
Net income--1993........     --     --      5,123         --           --       5,123
Dividends on common
 stock ($.28 per
 share).................     --     --     (1,042)        --           --      (1,042)
Four-for-one stock split
 in the form of a 300%
 stock dividend.........     628   (628)      --          --           --         --
Change in net unrealized
 loss on marketable
 equity securities......     --     --        --          --            (1)        (1)
                          ------ ------   -------        ----        -----    -------
Balances at December 31,
 1993...................     837  8,972    28,322         (30)         (69)    38,032
Adjustment to beginning
 balance for change in
 accounting method, net
 of deferred income
 taxes..................     --     --        --          --           127        127
Net income--1994........     --     --      5,005         --           --       5,005
Dividends on common
 stock ($.31 per
 share).................     --     --     (1,142)        --           --      (1,142)
Four-for-one stock split
 in the form of a 300%
 stock dividend.........   2,512 (2,512)      --          --           --         --
Change in net unrealized
 loss on available-for-
 sale securities, net of
 deferred income taxes..     --     --        --          --          (201)      (201)
Acquisition of treasury
 shares.................     --     --        --          (18)         --         (18)
                          ------ ------   -------        ----        -----    -------
Balances at December 31,
 1994...................  $3,349 $6,460   $32,185        $(48)       $(143)   $41,803
                          ====== ======   =======        ====        =====    =======

                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1994     1993     1992
                                                     -------  -------  -------
OPERATING ACTIVITIES
Net income.........................................  $ 5,005  $ 5,123  $ 5,063
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation.....................................      658      593      599
  Amortization.....................................      547      480      472
  Provision for loan losses........................    1,643    1,285    1,343
  Deferred income taxes (benefit)..................      140     (204)    (145)
  Gain on sale of assets...........................     (117)     (33)    (236)
  Net change in accrued interest receivable and
   other assets....................................   (1,432)      (6)     829
  Net change in accrued interest payable and other
   liabilities.....................................    1,790       19     (381)
                                                     -------  -------  -------
Net cash provided by operating activities..........    8,234    7,257    7,544

INVESTING ACTIVITIES
Proceeds from maturities of available-for-sale
 securities........................................   25,937      --       --
Purchases of available-for-sale securities.........   (5,971)     --       --
Proceeds from maturities of held-to-maturity
 securities........................................   10,000      --       --
Purchases of held-to-maturity securities...........  (40,680)     --       --
Proceeds from maturities of investment securities..      --    52,567   45,928
Purchases of investment securities.................      --   (45,382) (46,886)
Net change in interest bearing deposits in other
 banks.............................................   (2,874)     121      --
Net change in loans................................  (20,535) (24,373)  (6,010)
Purchases of premises and equipment................   (2,346)  (1,028)    (497)
Proceeds from sale of premises and equipment.......      187       20      225
                                                     -------  -------  -------
Net cash used in investing activities..............  (36,282) (18,075)  (7,240)

FINANCING ACTIVITIES
Net change in deposits.............................   19,494   10,036    9,845
Net change in short-term borrowings................    3,407     (342)  (8,131)
Repayment of notes payable.........................      --       --       (42)
Cash dividends paid................................   (1,142)  (1,042)  (1,042)
Purchase of treasury stock.........................      (18)     --       --
                                                     -------  -------  -------
Net cash provided by financing activities..........   21,741    8,652      630
                                                     -------  -------  -------
(Decrease) increase in cash and cash equivalents...   (6,307)  (2,166)     934
Cash and cash equivalents at beginning of year.....   31,616   33,782   32,848
                                                     -------  -------  -------
Cash and cash equivalents at end of year...........  $25,309  $31,616  $33,782
                                                     =======  =======  =======

                 See notes to consolidated financial statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Matewan BancShares, Inc. and its Subsidiaries (the Company) conform to generally accepted accounting principles and to general practices within the banking industry. The following is a summary of the more significant policies.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Matewan BancShares, Inc. and its wholly-owned subsidiaries, Matewan National Bank, Matewan Bank, FSB, and Matewan Venture Fund, Inc. The Company considers all of its principal business activities to be bank related. All significant intercompany balances and transactions have been eliminated in consolidation.

 Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents.

 Investment Securities

  Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

  Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred income taxes, reported in a separate component of shareholders' equity. The Company does not hold investment securities for trading purposes.

  Marketable equity securities consist of an equity interest in mutual funds, the assets of which are principally U. S. Government securities. To reduce the carrying amount of the marketable equity securities to their fair value, a valuation allowance representing the net unrealized loss on such securities has been established as a component of shareholders' equity. During 1994, the marketable equity securities, along with the corresponding unrealized loss, have been reclassified as available-for-sale investment securities.

  The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

 Allowance for Loan Losses

  In evaluating the adequacy of the allowance for loan losses, management considers all significant factors that affect the collectibility of the loan portfolio. The provision for loan losses included in the statements of income is based upon senior management's review of the loan portfolio, historical charge-off experience, composition and recent performance of the loan portfolio, loan volume, current economic conditions, and other relevant factors. These provisions, less net charge-offs, comprise the allowance for loan losses. In management's judgment, the allowance for loan losses is maintained at a level adequate to provide for potential losses on existing loans.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

 Income Taxes

  Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The Company and its subsidiaries file consolidated federal and state income tax returns. Each subsidiary provides for income taxes on a separate return basis and remits amounts determined to be currently payable to the Company.

 Revenue Recognition

  Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection.

  Credit life insurance commissions on loans (principally short-term installment loans) are being recognized as collected. The use of this method of recognition does not produce results which are materially different from that which would have been produced if such commissions were deferred and amortized as an adjustment of loan yield over the life of the related loan.

 Employee Benefit Plan

  The Company has a defined benefit pension plan covering substantially all employees (see Note 11). Pension costs are actuarially determined and charged to expense. The Company provides no post-employment or post-retirement benefits other than pension benefits.

 Net Income Per Common Share

  Net income per common share is computed based on the weighted average number of common shares outstanding during the applicable period.

2. ACQUISITION ACTIVITY

  In 1994, the Company contributed capital of $4,000 to form Matewan Bank, FSB
(FSB), a wholly-owned federal savings bank subsidiary of the Company. FSB began operations on January 3, 1994, and total assets approximated $21,300 at December 31, 1994.

  The Company has acquired banks in prior years in acquisitions accounted for using the purchase method of accounting. The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of consummation.

  Intangible assets representing the present value of future net income to be earned from deposits acquired of approximately $2,730 are being amortized on a straight-line basis over a period approximating the expected run-off of the related deposits. Accumulated amortization approximated $877 and $686 at December 31, 1994 and 1993, respectively.

3. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

  The bank subsidiary of the Company is required to maintain average reserve balances with the Federal Reserve Bank or as cash in its vault. The average amount of those reserve balances for the year ended December 31, 1994, approximated $3,100.

4. INVESTMENT SECURITIES

  The Company adopted the provisions of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The balance of shareholders' equity was increased by approximately $127, net of deferred income taxes to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

  The following is a summary of available-for-sale securities and held-to-maturity securities:

                                           AVAILABLE-FOR-SALE SECURITIES
                                     -----------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
                                       COST      GAINS      LOSSES     VALUE
                                     --------- ---------- ---------- ---------
   DECEMBER 31, 1994
   U.S. Treasury securities and
    obligations of U.S. government
    agencies........................  $ 8,988    $  --     $   (36)  $  8,952
   Other securities.................    2,280       --        (181)     2,099
                                      -------    ------    -------   --------
     Total..........................  $11,268    $  --     $  (217)  $ 11,051
                                      =======    ======    =======   ========

                                            HELD-TO-MATURITY SECURITIES
                                     -----------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
                                       COST      GAINS      LOSSES     VALUE
                                     --------- ---------- ---------- ---------
   DECEMBER 31, 1994
   U.S. Treasury securities and
    obligations of U.S. government
    agencies........................  $88,668    $   12    $(2,849)  $ 85,831
   Mortgage-backed securities.......    8,551        41       (218)     8,374
   Obligations of states and
    political subdivisions..........    1,312        10        (23)     1,299
   Other securities.................      399         1        --         400
                                      -------    ------    -------   --------
     Total..........................  $98,930    $   64    $(3,090)  $ 95,904
                                      =======    ======    =======   ========

                                               INVESTMENT SECURITIES
                                     -----------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
                                       COST      GAINS      LOSSES     VALUE
                                     --------- ---------- ---------- ---------
   DECEMBER 31, 1993
   U.S. Treasury securities and
    obligations of U.S. government
    agencies........................  $86,741    $1,660    $   (65)  $ 88,336
   Mortgage-backed securities.......   10,282       299        --      10,581
   Obligations of states and
    political subdivisions..........      538        28        --         566
   Other securities.................    1,253       --         --       1,253
                                      -------    ------    -------   --------
     Total..........................  $98,814    $1,987    $   (65)  $100,736
                                      =======    ======    =======   ========

  The amortized cost and estimated fair values of investment securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

                                                                       ESTIMATED
                                                             AMORTIZED   FAIR
                                                               COST      VALUE
                                                             --------- ---------
   AVAILABLE-FOR-SALE
   Due in one year or less..................................  $ 7,969   $ 7,934
   Due after one year through five years....................    1,019     1,018
   Due after five years through ten years...................      --        --
   Due after ten years......................................      --        --
   Equity securities........................................    2,280     2,099
                                                              -------   -------
                                                              $11,268   $11,051
                                                              =======   =======
   HELD-TO-MATURITY
   Due in one year or less..................................  $26,734   $26,533
   Due after one year through five years....................   70,015    67,171
   Due after five years through ten years...................    1,921     1,946
   Due after ten years......................................      260       254
                                                              -------   -------
                                                              $98,930   $95,904
                                                              =======   =======

  The Company sold no investment securities during the three years in the period ended December 31, 1994.

  At December 31, 1994 and 1993, investment securities with carrying amounts of $35,570 and $19,905, respectively, were pledged to secure public deposits and for other purposes.

5. LOANS

  Major classifications of loans are as follows:

                                                                DECEMBER 31,
                                                             ------------------
                                                               1994      1993
                                                             --------  --------
   Commercial and financial loans........................... $ 64,821  $ 69,372
   Real estate loans........................................   76,908    66,638
   Consumer loans...........................................   77,564    65,107
                                                             --------  --------
                                                              219,293   201,117
   Less unearned income.....................................   (1,617)   (2,303)
                                                             --------  --------
                                                              217,676   198,814
   Less allowance for loan losses...........................   (2,932)   (2,961)
                                                             --------  --------
   Loans--net............................................... $214,744  $195,853
                                                             ========  ========

  The Company grants commercial and financial, real estate, and consumer loans primarily to customers in southern West Virginia and eastern Kentucky. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is either directly or indirectly dependent upon the coal industry. Substantially all loans outstanding are collateralized by real estate, equipment, and personal consumer goods.

  The Company's subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

  The following presents the activity with respect to related party loans:

   Balance at January 1, 1994.......................................... $ 3,633
   Loans made..........................................................   2,713
   Principal collected.................................................  (2,138)
                                                                        -------
   Balance at December 31, 1994........................................ $ 4,208
                                                                        =======

6. ALLOWANCE FOR LOAN LOSSES

  A summary of changes in the allowance for loan losses follows:

                                                       1994     1993     1992
                                                      -------  -------  -------
   Balance at beginning of year...................... $ 2,961  $ 2,470  $ 2,006
   Loans charged off.................................  (2,128)  (1,214)  (1,274)
   Loan recoveries...................................     456      420      395
                                                      -------  -------  -------
   Net charge-offs...................................  (1,672)    (794)    (879)
   Provision charged to expense......................   1,643    1,285    1,343
                                                      -------  -------  -------
   Balance at end of year............................ $ 2,932  $ 2,961  $ 2,470
                                                      =======  =======  =======

  The Company will adopt Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. As a result of applying the new rules, certain impaired loans will be reported at the present value of expected future cash flows discounted at the loan's original effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of this standard will not have a material impact on the Company's financial statements.

7. PREMISES AND EQUIPMENT

  The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
   Land....................................................... $ 1,992  $ 1,992
   Buildings and improvements.................................   8,910    6,708
   Furniture and equipment....................................   3,680    2,921
   Construction in progress...................................     --       711
                                                               -------  -------
                                                                14,582   12,332
   Less accumulated depreciation..............................  (5,330)  (4,698)
                                                               -------  -------
                                                               $ 9,252  $ 7,634
                                                               =======  =======

  The Company has entered into noncancelable lease agreements (operating leases) with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1995--$280; 1996--$280; 1997--$265; 1998--$130; 1999--$120; with $2,715 of commitments extending beyond 1999.

  Total rent expense, including cancelable and noncancelable leases, approximated $380, $280, and $210 in 1994, 1993, and 1992.

8. SHORT-TERM BORROWINGS

  The Company's banking subsidiaries are members of the Federal Home Loan Bank
(FHLB) (Pittsburgh and Cincinnati). One benefit of the banking subsidiaries' membership in the FHLB is the availability of short-term and long-term funding, in the form of collateralized advances. The available line of credit at prevailing market interest rates, at December 31, 1994, approximates $80,000.

  Short-term borrowings consist primarily of commercial repurchase agreements and other short-term deposits. The weighted average interest rate on short-term borrowings approximated 3.24% and 2.70% at December 31, 1994 and 1993. Interest paid on deposits and short-term borrowings approximated $10,365, $9,895, and $12,125 in 1994, 1993 and 1992.

9. RESTRICTIONS ON SUBSIDIARY DIVIDENDS

  The primary source of funds for dividends paid by the Company to its shareholders is dividends received from its bank subsidiary, Matewan National Bank. Dividends paid by the Bank are subject to restriction by banking regulations. The restrictive provision requires approval by the Comptroller of the Currency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the two preceding years. During 1995, the Bank's net retained profits available for distribution to the Company as dividends, without regulatory approval, approximate $3,050 plus net income for the interim period through the date of declaration.

10. INCOME TAXES

  The income tax provision included in the consolidated statements of income is summarized as follows:

                                                           1994   1993    1992
                                                          ------ ------  ------
   Current:
     Federal............................................. $2,335 $2,994  $2,682
     State...............................................    401    479     382
                                                          ------ ------  ------
   Total current.........................................  2,736  3,473   3,064
   Deferred:
     Federal.............................................    118   (173)   (115)
     State...............................................     22    (31)    (30)
                                                          ------ ------  ------
   Total deferred........................................    140   (204)   (145)
                                                          ------ ------  ------
   Total................................................. $2,876 $3,269  $2,919
                                                          ====== ======  ======

  The Company incurred no taxes related to securities transactions during the three year period ended December 31, 1994.

  A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                    1994            1993            1992
                               --------------- --------------- ---------------
                               AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT
                               ------  ------- ------  ------- ------  -------
   Computed tax at statutory
    federal rate.............. $2,679   34.0%  $2,853   34.0%  $2,714   34.0%
   Plus: State income tax net
    of federal tax benefits...    280    3.6      317    3.8      232    2.9
                               ------   ----   ------   ----   ------   ----
                                2,959   37.6    3,170   37.8    2,946   36.9
   Increase (decrease) in
    taxes resulting from:
     Tax-exempt interest......    (34)   (.5)     (46)   (.5)     (89)  (1.1)
     Other....................    (49)   (.6)     145    1.7       62     .8
                               ------   ----   ------   ----   ------   ----
   Actual tax expense......... $2,876   36.5%  $3,269   39.0%  $2,919   36.6%
                               ======   ====   ======   ====   ======   ====

  Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                   DECEMBER 31,
                                                                  -------------
                                                                   1994   1993
                                                                  ------ ------
   Deferred tax assets:
     Allowance for loan losses................................... $  732 $  788
     Accrued employee benefits...................................    138    177
     Available-for-sale investments..............................     74    --
     Other.......................................................      7    --
                                                                  ------ ------
   Total deferred tax assets.....................................    951    965

   Deferred tax liabilities:
     Intangible assets...........................................    347    324
     Premises and equipment......................................    119     90
     Other.......................................................     91     91
                                                                  ------ ------
   Total deferred tax liabilities................................    557    505
                                                                  ------ ------
   Net deferred tax assets....................................... $  394 $  460
                                                                  ====== ======

  Income taxes paid approximated $1,825, $3,300, and $2,675 in 1994, 1993, and 1992.

11. EMPLOYEE BENEFIT PLAN

  The Company has a contributory defined benefit pension plan (the Plan) covering substantially all of its employees. The benefits are based on years of service and the employee's compensation at the date of retirement. Employees contribute 3% of their wages to the Plan. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

  The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

                                                                 1994    1993
                                                                ------  ------
   Projected benefit obligation:
     Vested benefit obligation................................  $1,624  $1,590
     Nonvested benefit obligation.............................      29      37
                                                                ------  ------
   Accumulated benefit obligation.............................   1,653   1,627
     Effect of estimated future pay increases.................     295     289
                                                                ------  ------
   Projected benefit obligation...............................   1,948   1,916
   Plan assets at fair value..................................   2,045   2,265
                                                                ------  ------
   Projected benefit obligation less than plan assets.........      97     349

   Unrecognized prior service benefit.........................    (275)   (289)
   Unrecognized net asset at transition, net of amortization..    (290)   (310)
   Unrecognized net loss from past experience different from
    that assumed..............................................     370     136
                                                                ------  ------
   Accrued pension cost included in other liabilities.........  $  (98) $ (114)
                                                                ======  ======

  Following is a summary of the components of net periodic pension cost:

                                                           1994   1993   1992
                                                           -----  -----  -----
   Service cost--benefits earned during the period........ $  48  $  44  $  22
   Interest cost on projected benefit obligation..........   132    120    108
   Actual loss (return) on plan assets....................    93   (177)  (163)
   Net amortization and deferral..........................  (285)     2      9
                                                           -----  -----  -----
   Net periodic pension benefit........................... $ (12) $ (11) $ (24)
                                                           =====  =====  =====

  At December 31, 1994 and 1993, a 7% weighted average discount rate and a 3% rate of increase in future compensation levels was used to determine the actuarial present value of the projected benefit obligation. The expected long-term rate of return on plan assets for the three years ended December 31, 1994, was 7%. Plan assets consist principally of United States Treasury and Agency securities, equity securities, mutual funds, and short-term investment funds.

  In 1994, the Company amended the benefit formula of the defined benefit pension plan effective January 1, 1995, in conjunction with the formation of a defined contribution plan. The Company expects to have the defined contribution plan operational in early 1995.

12. COMMITMENTS AND CONTINGENT LIABILITIES

  In the normal course of business, the Company offers certain financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Generally accepted accounting principles require that these products be accounted for as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. Following is a discussion of these products.

  Standby Letters of Credit: These agreements are used by the Company's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Company guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. The Company has issued standby letters of credit of approximately $8,640 as of December 31, 1994.

  Loan Commitments: At December 31, 1994, the Company had commitments outstanding to extend credit of approximately $11,495. These commitments generally require the customers to maintain certain credit standards.

  The Company evaluates each customer's credit worthiness on a case-by-case basis. Management generally requires collateral to secure these commitments. The amount of collateral obtained by the Company is based upon management's credit evaluation of the counterparty. Collateral held varies, but may include deposits in financial institutions, accounts receivable, inventory, equipment, and real estate.

  Management conducts regular reviews of these commitments and the results are considered in assessing the adequacy of the Company's allowance for loan losses. Management does not anticipate any material losses as a result of these standby letters of credit and loan commitments.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair value.

    Interest-Bearing Deposits in Other Banks: The carrying amounts reported in the balance sheets for interest-bearing deposits in other banks approximate those assets' fair value.

    Investment Securities: Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

    Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

    Deposits: The estimated fair values of demand deposits (i.e. interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to their carrying amounts. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates, currently being offered on certificates, to a schedule of aggregated expected monthly maturities on time deposits.

    Short-Term Borrowings: The carrying amounts in the balance sheets for repurchase agreements and other short-term borrowings approximate those liabilities' fair values.

  The estimated fair values of the Bank's financial instruments are as follows:

                                                 1994              1993
                                           ----------------- -----------------
                                           CARRYING   FAIR   CARRYING   FAIR
                                           AMOUNTS   VALUE   AMOUNTS   VALUE
                                           -------- -------- -------- --------
   Financial assets:
     Cash and cash equivalents............ $ 25,309 $ 25,309 $ 31,616 $ 31,616
     Interest-bearing deposits in other
      banks...............................    2,876    2,876        2        2
     Marketable equity securities.........      --       --       921      921
     Investment securities................  109,981  106,955   98,814  100,736
     Loans................................  214,744  214,696  195,853  203,960
   Financial liabilities:
     Deposits.............................  310,647  310,540  291,153  291,160
     Short-term borrowings................   14,997   14,997   11,590   11,590

14. STOCK SPLITS

  On May 19, 1995, the Company's Board of Directors authorized a 10% common stock dividend payable to shareholders of record on June 1, 1995. On April 12, 1994, the Company's Board of Directors authorized a four-for-one stock split of common shares effected in the form of a 300% stock dividend to shareholders of record on May 1, 1994. On April 13, 1993, the Company's Board of Directors authorized a four-for-one stock split of common shares effected in the form of a 300% stock dividend to shareholders of record on May 28, 1993. Average shares outstanding and per share amounts included in the consolidated financial statements and notes have been adjusted for the stock splits.

15. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                                ---------------
                                                                 1994    1993
                                                                ------- -------
   ASSETS
   Cash........................................................ $    87 $   147
   Investment securities--held to maturity.....................   1,380     --
   Investment in banking subsidiaries..........................  38,328  35,202
   Investment in non-bank subsidiary...........................   1,658   1,664
   Premises and equipment......................................      58     709
   Other assets................................................     917     890
                                                                ------- -------
   Total assets................................................ $42,428 $38,612
                                                                ======= =======
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Liabilities:
     Notes payable............................................. $   137 $   137
     Note payable to non-bank subsidiary.......................     400     400
     Other liabilities.........................................      88      43
                                                                ------- -------
   Total liabilities...........................................     625     580
   Shareholders' equity........................................  41,803  38,032
                                                                ------- -------
   Total liabilities and shareholders' equity.................. $42,428 $38,612
                                                                ======= =======

CONDENSED STATEMENTS OF INCOME

                                                       YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1994     1993    1992
                                                      -------  ------- -------
   Income:
     Dividends from bank subsidiary.................. $ 5,808  $ 1,242 $ 1,042
     Dividends from non-bank subsidiary..............      64      255      25
   Operating expenses, net...........................      59        1      57
                                                      -------  ------- -------
   Income before (excess dividends) equity in
    undistributed earnings of subsidiaries...........   5,813    1,496   1,010
   (Excess dividends) equity in undistributed
    earnings of subsidiaries.........................    (808)   3,627   4,053
                                                      -------  ------- -------
   Net income........................................ $ 5,005  $ 5,123 $ 5,063
                                                      =======  ======= =======

CONDENSED STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1994     1993     1992
                                                    -------  -------  -------
   OPERATING ACTIVITIES
   Net income...................................... $ 5,005  $ 5,123  $ 5,063
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Excess dividends (equity in undistributed
      earnings) of subsidiaries....................     808   (3,627)  (4,053)
     Change in other assets........................     (27)     (76)      27
     Change in other liabilities...................      45       22        2
                                                    -------  -------  -------
   Net cash provided by operating activities.......   5,831    1,442    1,039

   INVESTING ACTIVITIES
   Maturity of interest-bearing deposit............     --       122      --
   Investment in subsidiary........................  (3,351)     --       --
   Return of investment from subsidiary............     --       400      --
   Purchases of premises and equipment.............     --      (709)     --
   Purchase of investment securities...............  (1,380)     --       --
                                                    -------  -------  -------
   Net cash used in investing activities...........  (4,731)    (187)     --

   FINANCING ACTIVITIES
   Cash dividends paid.............................  (1,142)  (1,042)  (1,042)
   Purchase of treasury stock......................     (18)     --       --
   Payment of note payable.........................     --      (100)     --
                                                    -------  -------  -------
   Net cash used in financing activities...........  (1,160)  (1,142)  (1,042)
                                                    -------  -------  -------
   (Decrease) increase in cash.....................     (60)     113       (3)
   Cash at beginning of year.......................     147       34       37
                                                    -------  -------  -------
   Cash at end of year............................. $    87  $   147  $    34
                                                    =======  =======  =======

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Quarterly financial data for 1994 and 1993 is summarized below:

                                                         1994
                                       -----------------------------------------
                                                     QUARTER ENDED
                                       -----------------------------------------
                                       MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31
                                       -------- ------- ------------ -----------
   Interest income....................  $6,771  $6,917     $7,169      $7,667
   Interest expense...................   2,464   2,552      2,698       2,829
   Net interest income................   4,307   4,365      4,471       4,838
   Provision for loan losses..........     451     482        360         350
   Net income.........................   1,079   1,229      1,236       1,461
   Earnings per share.................    0.29    0.34       0.34        0.40

                                                         1993
                                       -----------------------------------------
                                                     QUARTER ENDED
                                       -----------------------------------------
                                       MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31
                                       -------- ------- ------------ -----------
   Interest income....................  $6,796  $6,774     $7,002      $6,856
   Interest expense...................   2,484   2,489      2,368       2,433
   Net interest income................   4,312   4,285      4,634       4,423
   Provision for loan losses..........     325     329        303         328
   Net income.........................   1,224   1,270      1,460       1,169
   Earnings per share.................    0.34    0.35       0.40        0.32

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

              UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995

                                                                           PAGE
                                                                           ----
Consolidated Balance Sheets (Unaudited)................................... F-19

Consolidated Statements of Income (Unaudited)............................. F-20

Consolidated Statements of Changes in Shareholders' Equity (Unaudited).... F-21

Consolidated Statements of Cash Flows (Unaudited)......................... F-22

Notes to Consolidated Financial Statements (Unaudited).................... F-23

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
ASSETS
Cash and due from banks.................................... $ 15,335  $ 13,521
Federal funds sold.........................................   20,503    14,519
                                                            --------  --------
Cash and cash equivalents..................................   35,838    28,040
Interest bearing deposits in other banks...................      675     3,304
Investment securities:
  Available-for-sale at fair value.........................    9,032     9,782
  Held-to-maturity at cost (approximate fair value $97,208
   at September 30, 1995; $95,904 at December 31, 1994; and
   $95,422 at September 30, 1994)..........................   96,565    97,082
Loans--net.................................................  228,274   210,539
Premises and equipment.....................................    9,742     8,763
Accrued interest receivable and other assets...............    9,387     8,780
                                                            --------  --------
    Total assets........................................... $389,513  $366,290
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing..................................... $ 42,722  $ 41,855
  Interest bearing.........................................  281,317   264,508
                                                            --------  --------
    Total deposits.........................................  324,039   306,363
Short-term borrowings:
  Repurchase agreements....................................   13,968    13,071
  Other....................................................    3,755     2,520
                                                            --------  --------
    Total short-term borrowings............................   17,723    15,591
Accrued interest payable and other liabilities.............    3,286     3,406
                                                            --------  --------
    Total liabilities......................................  345,048   325,360
SHAREHOLDERS' EQUITY
Preferred Stock--$1.00 par value; 1,000,000 shares
 authorized; none issued...................................
Common Stock--$1.00 par value; 10,000,000 shares
 authorized; 3,684,104 shares outstanding at September 30,
 1995, and 3,349,344 shares outstanding December 31, 1994
 and September 30, 1994, including 16,253, 16,104 and
 14,640 treasury shares ...................................    3,684     3,349
Surplus....................................................   12,182     6,460
Retained earnings..........................................   28,727    31,190
Treasury stock.............................................      (68)      (30)
Net unrealized loss on available-for-sale securities, net
 of income taxes...........................................      (60)      (39)
                                                            --------  --------
    Total shareholders' equity.............................   44,465    40,930
                                                            --------  --------
    Total liabilities and shareholders' equity............. $389,513  $366,290
                                                            ========  ========

                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                 1995     1994
                                                               -------- --------
Interest income:
  Interest and fees on loans.................................. $ 18,719 $ 15,698
Interest and dividends on investment securities:
  Taxable.....................................................    4,651    4,660
  Tax-exempt..................................................       96       41
Other interest income.........................................      432      458
                                                               -------- --------
Total interest income.........................................   23,898   20,857
Interest expense:
  Deposits....................................................    8,885    7,430
  Short-term borrowings.......................................      444      283
                                                               -------- --------
Total interest expense........................................    9,329    7,713
                                                               -------- --------
Net interest income...........................................   14,569   13,144
Provision for loan losses.....................................    1,261    1,293
                                                               -------- --------
Net interest income after provision for loan losses...........   13,308   11,851
Other income:
  Service fees................................................    1,273    1,221
  Other.......................................................      574      325
  Credit life insurance commissions...........................      420      553
                                                               -------- --------
Total other income............................................    2,267    2,099
Other expenses:
  Salaries and employee benefits..............................    4,581    3,754
  Net occupancy...............................................      747      623
  Advertising.................................................      556      359
  Federal deposit insurance and regulatory assessments........      378      568
  Other.......................................................    3,699    3,102
                                                               -------- --------
Total other expense...........................................    9,961    8,406
                                                               -------- --------
Income before income taxes....................................    5,614    5,544
Applicable income taxes.......................................    2,009    2,000
                                                               -------- --------
Net income.................................................... $  3,605 $  3,544
                                                               ======== ========
Net income per share.......................................... $   0.98 $   0.97
                                                               ======== ========
Average common shares outstanding.............................    3,668    3,668
                                                               ======== ========

                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) (DOLLARS
                      IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 NET
                                                              UNREALIZED
                                                               LOSS ON
                                                              AVAILABLE-
                           COMMON CAPITAL  RETAINED  TREASURY  FOR-SALE
                           STOCK  SURPLUS  EARNINGS   STOCK   SECURITIES  TOTAL
                           ------ -------  --------  -------- ---------- -------
Balance January 1, 1994..  $  837 $ 8,972  $28,322     $(30)    $ (69)   $38,032
Adjustment to beginning
 balance for change in
 accounting method, net
 of income tax effect....     --      --       --       --        127        127
Dividends on Common Stock
 ($0.17 per share).......     --      --      (676)     --        --        (676)
Change in net unrealized
 loss on available-for-
 sale securities, net of
 deferred income tax
 effect..................     --      --       --       --        (97)       (97)
Net income...............     --      --     3,544      --        --       3,544
Four-for-one stock split
 in the form of a 300%
 stock dividend..........   2,512  (2,512)     --       --        --         --
                           ------ -------  -------     ----     -----    -------
Balance September 30,
 1994....................  $3,349 $ 6,460  $31,190     $(30)    $ (39)   $40,930
                           ====== =======  =======     ====     =====    =======
Balance January 1, 1995..  $3,349 $ 6,460  $32,185     $(48)    $(143)   $41,803
Treasury Stock Pur-
 chases..................     --      --       --       (46)      --         (46)
Treasury Stock Sales.....     --       31      --        26       --          57
Change in net unrealized
 loss on available-for-
 sale securities, net of
 deferred income taxes...     --      --       --       --         83         83
Dividends on Common Stock
 ($0.28 per share).......     --      --    (1,034)     --        --      (1,034)
Net income...............     --      --     3,605      --        --       3,605
Common Stock Dividend
 (10%)...................     335   5,691   (6,026)     --        --         --
Cash paid on fractional
 shares..................     --      --        (3)     --        --          (3)
                           ------ -------  -------     ----     -----    -------
Balance September 30,
 1995....................  $3,684 $12,182  $28,727     $(68)    $ (60)   $44,465
                           ====== =======  =======     ====     =====    =======


                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                    FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                    --------------------------
                                                        1995          1994
                                                    ------------  ------------
OPERATING ACTIVITIES
Net income........................................  $      3,605  $      3,544
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation....................................           521           485
  Amortization....................................           470           429
  Provision for loan losses.......................         1,261         1,293
  Provision for deferred taxes....................             4            32
  Net change in accrued interest receivable and
   other assets...................................          (349)         (736)
  Net change in accrued interest payable and other
   liabilities....................................          (681)        1,199
                                                    ------------  ------------
Net cash provided by operating activities.........         4,831         6,246
INVESTING ACTIVITIES
Proceeds from sales of available-for-sale securi-
 ties.............................................           --            --
Proceeds from maturities of available-for-sale
 securities.......................................         8,261         7,000
Proceeds from maturities of held-to-maturity
 securities.......................................        34,742        18,138
Purchases of available-for-sale securities........        (6,089)       (4,951)
Purchases of held-to-maturity securities..........       (32,696)      (27,650)
Net change in interest bearing deposits in other
 banks............................................         2,201        (3,302)
Net change in loans...............................       (14,791)      (15,979)
Purchases of premises and equipment...............        (1,181)       (1,636)
Proceeds from sale of premises and equipment......           170            22
                                                    ------------  ------------
Net cash used in investing activities.............        (9,383)      (28,358)
FINANCING ACTIVITIES
Net change in deposits............................        13,392        15,211
Net change in short-term borrowings...............         2,726         4,001
Cash dividends paid...............................        (1,037)         (676)
                                                    ------------  ------------
Net cash provided by financing activities.........        15,081        18,536
                                                    ------------  ------------
Increase (decrease) in cash and cash equivalents..        10,529        (3,576)
Cash and equivalents at beginning of year.........        25,309        31,616
                                                    ------------  ------------
Cash and equivalents at end of period.............  $     35,838  $     28,040
                                                    ============  ============

                 See notes to consolidated financial statements

                   MATEWAN BANCSHARES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                              SEPTEMBER 30, 1995
                            (DOLLARS IN THOUSANDS)

  1. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. For further information, refer to Matewan's consolidated financial statements and footnotes thereto for the year ended December 31, 1994 included elsewhere in this Prospectus.

  2. The financial statements presented herein reflect Matewan BancShares, Inc. and its consolidated subsidiaries, The Matewan National Bank, Matewan Bank FSB, and Matewan Venture Fund, Inc.

  3. The Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Statement No. 114 requires that impaired loans be measured based upon present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or fair value of collateral if the loan is collateral dependent. The adoption and implementation of this standard has not had a material effect on the Company's financial statements.

  At September 30, 1995, the recorded investment in impaired loans under Statement No. 114 was $3,426 (of which $246 were on a nonaccrual basis). Included in this amount is $1,096 of impaired loans for which the related allowance for credit losses is $290 and $2,330 of impaired loans that do not have a specific allowance for credit losses. The average recorded investment in impaired loans during the nine month period ended September 30, 1995 approximated $3,368.

  The Company recognizes interest income on impaired loans using the cash basis method. For the nine month period ended September 30, 1995, the Company recognized interest income on impaired loans of $174.

  4. On May 19, 1995, the Board of Directors of Matewan BancShares, Inc. authorized a ten percent (10%) common stock dividend to shareholders of record as of June 1, 1995. Average shares outstanding and per share amounts included in the consolidated financial statements and footnotes thereto have been adjusted to reflect this stock dividend.

  5. On September 28, 1995, the Company entered into a definitive agreement with Banc One Corporation and Bank One Kentucky Corporation under which Matewan BancShares, Inc. will acquire via cash purchase all of the outstanding common stock of Bank One, Pikeville N.A. Bank One, Pikeville N.A. operates eight offices and has total assets of approximately $221,019 and total deposits of approximately $181,509. Consummation of the transaction is expected in the first quarter of 1996.

                           BANK ONE, PIKEVILLE, N.A.

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-25
Balance Sheets as of December 31, 1994 and 1993..........................  F-26
Statements of Income for the Years Ended December 31, 1994, 1993 and
 1992....................................................................  F-27
Statements of Shareholder's Equity for the Years Ended December 31, 1994,
 1993 and 1992...........................................................  F-28
Statements of Cash Flows for the Years Ended December 31, 1994, 1993 and
 1992....................................................................  F-29
Notes to Financial Statements............................................  F-30
Unaudited Interim Financial Statements...................................  F-39
Balance Sheets as of September 30, 1995 and 1994 (Unaudited).............  F-40
Statements of Income for the Nine Months Ended September 30, 1995 and
 1994 (Unaudited)........................................................  F-41
Statements of Shareholder's Equity for the Nine Months Ended
 September 30, 1995 and 1994 (Unaudited).................................  F-42
Statements of Cash Flows for the Nine Months Ended September 30, 1995 and
 1994 (Unaudited)........................................................  F-43
Notes to Financial Statements (Unaudited)................................  F-44

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholder Bank One, Pikeville, N.A.

  We have audited the accompanying balance sheets of Bank One, Pikeville, N.A. (a wholly-owned second tier subsidiary of BANC ONE CORPORATION) as of December 31, 1994 and 1993, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank One, Pikeville, N.A. at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the financial statements, the Bank changed its method of accounting for certain investment securities as of January 1, 1994.

  As discussed in Note 10 to the financial statements, the Bank changed its method of accounting for income taxes as of January 1, 1993.

                                                              Ernst & Young LLP

Charleston, West Virginia
December 29, 1995

                           BANK ONE, PIKEVILLE, N.A.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                             ------------------
                                                               1994      1993
                                                             --------  --------
ASSETS
Cash and due from banks..................................... $  6,735  $  8,879
Securities purchased under agreements to resell.............    1,123       --
                                                             --------  --------
Cash and cash equivalents...................................    7,858     8,879
Investment securities:
  Available-for-sale at fair value..........................   30,749       --
  Held-to-maturity (approximate fair value of $10,646 and
   $80,883 at
   December 31, 1994 and 1993)..............................   10,666    78,282
Loans, net..................................................  165,154   142,383
Premises and equipment......................................    9,291     9,466
Accrued interest receivable and other assets................    2,153     3,140
                                                             --------  --------
    Total assets............................................ $225,871  $242,150
                                                             ========  ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Deposits:
  Non-interest bearing...................................... $ 27,497  $ 34,897
  Interest bearing..........................................  155,573   159,473
                                                             --------  --------
    Total deposits..........................................  183,070   194,370
 Short-term borrowings:
  Federal funds purchased and repurchase agreements.........   19,396    22,678
  Other.....................................................    1,461     2,911
Accrued interest payable and other liabilities..............    2,601     1,868
                                                             --------  --------
    Total liabilities.......................................  206,528   221,827

Shareholder's equity:
 Common stock--$10.00 par value; 500,000 shares authorized;
  225,000
  shares outstanding at December 31, 1994 and 1993..........    2,250     2,250
 Surplus....................................................    4,436     4,436
 Retained earnings..........................................   12,760    13,637
 Net unrealized loss on available-for-sale securities.......     (103)      --
                                                             --------  --------
    Total shareholder's equity..............................   19,343    20,323
                                                             --------  --------
    Total liabilities and shareholder's equity.............. $225,871  $242,150
                                                             ========  ========

                       See notes to financial statements

                           BANK ONE, PIKEVILLE, N.A.

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1994     1993     1992
                                                     -------  -------  -------
Interest income:
  Interest and fees on loans........................ $13,863  $11,925  $12,011

Interest and dividends on investment securities:
  Taxable...........................................   3,096    4,755    5,139
  Tax-exempt........................................     346      500      482
Federal funds sold and securities purchased under
 agreements to resell...............................     275      184      365
                                                     -------  -------  -------
Total interest income...............................  17,580   17,364   17,997
Interest expense:
  Deposits..........................................   5,352    5,690    7,491
  Short-term borrowings.............................     885      175      178
                                                     -------  -------  -------
Total interest expense..............................   6,237    5,865    7,669
                                                     -------  -------  -------
Net interest income.................................  11,343   11,499   10,328
Provision for loan losses...........................   2,064    1,312    1,200
                                                     -------  -------  -------
Net interest income after provision for loan
 losses.............................................   9,279   10,187    9,128

Non-interest income:
  Service charges and fees..........................     826      809      812
  Investment securities (losses) gains..............     (30)      (1)     131
  Other.............................................     333      418      344
                                                     -------  -------  -------
Total non-interest income...........................   1,129    1,226    1,287
Non-interest expense:
  Salaries and employee benefits....................   3,708    3,969    4,266
  Net occupancy.....................................     491      583      521
  Equipment expense.................................     239      171      151
  Supplies expense..................................     173      173      147
  Other taxes.......................................     226      228      205
  Federal deposit insurance.........................     430      492      452
  Outside services and processing...................   1,769    1,310      877
  Communication and transportation..................     282      286      312
  Other.............................................     326      381      736
                                                     -------  -------  -------
Total non-interest expense..........................   7,644    7,593    7,667
                                                     -------  -------  -------
Income before income taxes..........................   2,764    3,820    2,748
Applicable income taxes.............................     840    1,200      800
                                                     -------  -------  -------
Income before cumulative effect of a change in
 accounting principle...............................   1,924    2,620    1,948
Cumulative effect on prior years (to December 31,
 1992) of change in method of accounting for income
 taxes..............................................     --       272      --
                                                     -------  -------  -------
Net income.......................................... $ 1,924  $ 2,348  $ 1,948
                                                     =======  =======  =======

                       See notes to financial statements

                           BANK ONE, PIKEVILLE, N.A.

                       STATEMENTS OF SHAREHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                 NET
                                                             UNREALIZED
                                                               HOLDING
                                                                GAINS
                                                             (LOSSES) ON
                                                             AVAILABLE-
                                    COMMON         RETAINED   FOR-SALE
                                    STOCK  SURPLUS EARNINGS  SECURITIES   TOTAL
                                    ------ ------- --------  ----------- -------
Balances at January 1, 1992.......  $2,250 $4,436  $13,164     $   --    $19,850
Dividends on common stock.........     --     --    (1,952)        --     (1,952)
Net income--1992..................     --     --     1,948         --      1,948
                                    ------ ------  -------     -------   -------
Balances at December 31, 1992.....   2,250  4,436   13,160         --     19,846
Dividends on common stock.........     --     --    (1,871)        --     (1,871)
Net income--1993..................     --     --     2,348         --      2,348
                                    ------ ------  -------     -------   -------
Balances at December 31, 1993.....   2,250  4,436   13,637         --     20,323
Accounting change adjustment for
 unrealized gains on securities
 available for sale, net of taxes
 at January 1, 1994...............     --     --       --        1,236     1,236
Dividends on common stock.........     --     --    (2,801)        --     (2,801)
Net income--1994..................     --     --     1,924         --      1,924
Change in unrealized holding
 (losses) on securities, available
 for sale, net of taxes...........     --     --       --       (1,339)   (1,339)
                                    ------ ------  -------     -------   -------
Balances at December 31, 1994.....  $2,250 $4,436  $12,760     $  (103)  $19,343
                                    ====== ======  =======     =======   =======


                       See notes to financial statements

                           BANK ONE, PIKEVILLE, N.A.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
OPERATING ACTIVITIES
Net income......................................  $  1,924  $  2,348  $  1,948
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Cumulative effect of change in accounting for
   income taxes.................................       --        272       --
  Provision for loan losses.....................     2,064     1,312     1,200
  Depreciation and amortization.................       537       527       605
  Deferred income tax expense (benefit).........        89       (87)     (157)
  Loss (gain) on sales of investment
   securities...................................        30         1      (131)
  Gain on sales of premises and equipment.......       --        --        (16)
  Decrease in accrued interest receivable and
   other assets.................................       901       510     1,760
  Increase (decrease) in accrued interest
   payable and other liabilities................       701       121      (951)
                                                  --------  --------  --------
Net cash provided by operating activities.......     6,246     5,004     4,258
INVESTING ACTIVITIES
Purchases of available-for-sale investment
 securities.....................................   (21,649)      --        --
Proceeds from sales of available-for-sale
 investment securities..........................    41,519       --        --
Proceeds from maturities of available-for-sale
 investment securities..........................    12,334       --        --
Proceeds from maturities of held-to-maturity
 investment securities..........................     4,408       --        --
Purchases of investment securities..............       --    (23,465)  (22,710)
Proceeds from sales of investment securities....       --        --      9,839
Proceeds from maturities of investment
 securities.....................................       --     19,744     7,478
Net (increase) decrease in loans made to
 customers......................................   (24,689)  (17,484)      471
Purchases of premises and equipment.............      (357)     (819)     (257)
Proceeds from sales of premises and equipment...       --        --         24
                                                  --------  --------  --------
Net cash provided by (used in) investing
 activities.....................................    11,566   (22,024)   (5,155)
FINANCING ACTIVITIES
Net (decrease) increase in deposits.............   (11,300)  (12,507)    9,852
Net (decrease) increase in short-term
 borrowings.....................................    (4,732)   19,377    (1,409)
Cash dividends paid.............................    (2,801)   (1,871)   (1,952)
                                                  --------  --------  --------
Net cash (used in) provided by financing
 activities.....................................   (18,833)    4,999     6,491
                                                  --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents....................................    (1,021)  (12,021)    5,594
Cash and cash equivalents at beginning of year..     8,879    20,900    15,306
                                                  --------  --------  --------
Cash and cash equivalents at end of year........  $  7,858  $  8,879  $ 20,900
                                                  ========  ========  ========
Supplemental information:
  Interest paid.................................  $  6,119  $  5,998  $  8,193
  Income taxes paid.............................       741     1,153       929

                       See notes to financial statements

                           BANK ONE, PIKEVILLE, N.A.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

                                (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Bank One, Pikeville, N.A. is a wholly-owned second tier subsidiary of BANC ONE CORPORATION.

  In 1989, the First National Bank of Pikeville was acquired by Key Centurion Bancshares, Inc. (Key) in a purchase transaction. In May 1993, Key merged with BANC ONE CORPORATION (the Parent) in a pooling of interests transaction. When Key was merged into the Parent, the First National Bank of Pikeville was renamed Bank One, Pikeville, N.A. (the Bank) and became a wholly-owned second tier subsidiary of the Parent.

  The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The Bank considers all of its principal business activities to be bank related. The following is a summary of the more significant policies.

 Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Bank considers cash and due from banks and securities purchased under agreement to resell as cash and cash equivalents.

 Investment Securities

  Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

  Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred income taxes, reported in a separate component of shareholder's equity. The Bank does not hold investment securities for trading purposes.

  The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the security with the highest cost basis unless the specific securities are identified.

 Allowance for Loan Losses

  In evaluating the adequacy of the allowance for loan losses, management considers all significant factors that affect the collectibility of the loan portfolio. The provision for loan losses included in the statements of income is based upon senior management's review of the loan portfolio, historical charge-off experience, composition and recent performance of the loan portfolio, loan volume, current economic conditions, and other relevant factors. These provisions, less net charge-offs, comprise the allowance for loan losses. In management's judgment, the allowance for loan losses is maintained at a level adequate to provide for potential losses on existing loans.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

 Income Taxes

  Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The Parent and its subsidiaries file a consolidated federal income tax return which includes the Bank. Each subsidiary provides for income taxes on a separate return basis and remits amounts determined to be currently payable to the Parent.

 Revenue Recognition

  Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Commercial loans are placed on nonaccrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Commercial loans are typically charged-off at the time the loan becomes 180 days delinquent. Residential real estate loans are typically placed on nonaccrual at the time the loan is 120 days delinquent. Consumer loans are typically charged-off at 120 days delinquent. In all cases, loans must be placed or nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

 Interest Rate Swaps

  Interest rate swap transactions are utilized as part of the Bank's interest rate risk management strategy by hedging or synthetically altering on-balance sheet instruments. The interest differential applicable to the interest rate swaps which hedge or alter specific assets and liabilities is accrued over the lives of the agreements and reported as an adjustment to the yield and rate of the underlying assets and liabilities. Fees on interest rate swaps are deferred and amortized over the lives of the agreements. If the instrument being hedged or altered by a swap is disposed of, the swap agreement is marked to market with any resulting gain or loss included in the determination of the gain or loss from disposition. If the interest rate swap is terminated, the gain or loss is deferred and amortized over the remaining life of the terminated swap.

2. PENDING ACQUISITION

  During the third quarter 1995, BANC ONE CORPORATION entered into a definitive agreement to sell all of the outstanding stock of the Bank to Matewan BancShares, Inc. for $28,600 in cash. It is anticipated that this transaction will be completed during the first quarter of 1996.

3. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

  The Bank is required to maintain average reserve balances with the Federal Reserve Bank or as cash in its vault. The average amount of those reserve balances for the year ended December 31, 1994, approximated $2,937.

4. INVESTMENT SECURITIES

  The Bank adopted the provisions of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The balance of shareholder's equity was increased by approximately $1,236, net of deferred income taxes to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

  The following is a summary of available-for-sale securities and held-to-maturity securities:

                                            AVAILABLE-FOR-SALE SECURITIES
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
   DECEMBER 31, 1994
   U.S. Treasury and federal
    agencies........................   $25,661    $   15     $ (14)    $25,662
   Mortgage backed securities.......     5,108       --       (161)      4,947
   Other............................       140       --        --          140
                                       -------    ------     -----     -------
     Total..........................   $30,909    $   15     $(175)    $30,749
                                       =======    ======     =====     =======

                                             HELD-TO-MATURITY SECURITIES
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
   DECEMBER 31, 1994
   U.S. Treasury and federal
    agencies........................   $ 1,003    $  --      $  (3)    $ 1,000
   Obligations of states and
    political subdivisions..........     4,315        97       (13)      4,399
   Mortgage backed securities.......     5,348        45      (146)      5,247
                                       -------    ------     -----     -------
     Total..........................   $10,666    $  142     $(162)    $10,646
                                       =======    ======     =====     =======

                                                INVESTMENT SECURITIES
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
   DECEMBER 31, 1993
   U.S. Treasury and federal
    agencies........................   $52,750    $2,002     $ --      $54,752
   Obligations of states and
    political subdivisions..........     5,319       381       (31)      5,669
   Mortgage backed securities.......    20,073       272       (23)     20,322
   Other............................       140       --        --          140
                                       -------    ------     -----     -------
     Total..........................   $78,282    $2,655     $ (54)    $80,883
                                       =======    ======     =====     =======

  The amortized cost and estimated fair values of investment securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

                                                                       ESTIMATED
                                                             AMORTIZED   FAIR
                                                               COST      VALUE
                                                             --------- ---------
   AVAILABLE-FOR-SALE
   Due in one year or less..................................  $25,661   $25,662
   Due after one year through five years....................    5,108     4,947
   Due after five years through ten years...................      --        --
   Due after ten years......................................      140       140
                                                              -------   -------
                                                              $30,909   $30,749
                                                              =======   =======
   HELD-TO-MATURITY
   Due in one year or less..................................  $ 1,011   $ 1,032
   Due after one year through five years....................    6,866     6,768
   Due after five years through ten years...................    2,169     2,185
   Due after ten years......................................      620       661
                                                              -------   -------
                                                              $10,666   $10,646
                                                              =======   =======

  Gross gains of $387, $2, and $131 and gross losses of $417, $3, and $-0- for 1994, 1993, and 1992, respectively, were realized on sales of investment securities.

  At December 31, 1994 and 1993, investment securities with carrying amounts of $27,685 and $29,566, respectively, were pledged to secure public deposits and for other purposes.

5. LOANS

  Major classifications of loans are as follows:

                                                                DECEMBER 31,
                                                             ------------------
                                                               1994      1993
                                                             --------  --------
   Commercial loans......................................... $ 60,057  $ 61,073
   Real estate loans........................................   51,775    54,005
   Consumer loans...........................................   60,815    32,981
                                                             --------  --------
                                                              172,647   148,059
   Less unearned income.....................................   (2,472)   (2,061)
                                                             --------  --------
                                                              170,175   145,998
   Less allowance for loan losses...........................   (5,021)   (3,615)
                                                             --------  --------
   Loans--net............................................... $165,154  $142,383
                                                             ========  ========

  The Bank grants commercial, real estate, and consumer loans to customers in eastern Kentucky. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is either directly or indirectly dependent upon the coal industry. Substantially all loans outstanding are collateralized by real estate, equipment, and personal consumer goods.

  The Bank has granted loans to officers and directors of the Bank and to their associates. Related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

  The following presents the activity with respect to related party loans:

      Balance at January 1, 1994....................................... $ 2,452
      Loans made.......................................................     319
      Principal collected..............................................    (554)
                                                                        -------
      Balance at December 31, 1994..................................... $ 2,217
                                                                        =======

6. ALLOWANCE FOR LOAN LOSSES

  A summary of changes in the allowance for loan losses follows:

                                                       1994     1993     1992
                                                      -------  -------  -------
   Balance at beginning of year...................... $ 3,615  $ 2,622  $ 2,360
   Loans charged off.................................  (1,018)    (682)  (1,341)
   Loan recoveries...................................     360      363      403
                                                      -------  -------  -------
   Net charge-offs...................................    (658)    (319)    (938)
   Provision charged to expense......................   2,064    1,312    1,200
                                                      -------  -------  -------
   Balance at end of year............................ $ 5,021  $ 3,615  $ 2,622
                                                      =======  =======  =======

  The Bank adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. As a result of applying the new rules, certain impaired loans will be reported at the present value of expected future cash flows discounted at the loan's original effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of this standard did not have a material impact on the Bank's financial statements, nonperforming assets, or income recognition.

7. PREMISES AND EQUIPMENT

  The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1994     1993
                                                               -------  -------
   Land....................................................... $ 1,919  $ 1,919
   Buildings and improvements.................................   9,815    9,769
   Furniture and equipment....................................   3,690    3,429
                                                               -------  -------
                                                                15,424   15,117
   Less accumulated depreciation..............................  (6,133)  (5,651)
                                                               -------  -------
                                                               $ 9,291  $ 9,466
                                                               =======  =======

  The Bank has entered into a noncancelable lease agreement (operating lease) with respect to certain premises and equipment. The minimum annual rental commitment under this operating lease is $35 for 1995 and $6 for 1996.

  Total rent expense, including cancelable and noncancelable leases, was $39, $52, and $33 for 1994, 1993, and 1992, respectively.

8. SHORT-TERM BORROWINGS

  Short-term borrowings consist primarily of federal funds purchased. The weighted average interest rate on federal funds purchased approximated 6.52% and 3.13% at December 31, 1994 and 1993.

9. DIVIDEND RESTRICTIONS

  Dividends paid by the Bank are subject to restriction by banking regulations. The restrictive provision requires approval by the Comptroller of the Currency if dividends declared in any year exceed the current year's retained net income, plus the retained net income of the two preceding years. After December 29, 1995, Pikeville has no dividend paying capacity without regulatory approval.

10. INCOME TAXES

  Effective January 1, 1993, the Bank adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

  As permitted by Statement 109, the Bank elected not to restate the financial statements of any prior periods. The cumulative effect as of January 1, 1993 of adopting Statement 109 decreased net income by $272.

  Income tax expense (benefit) included in the statements of income is summarized as follows:

                                                             1994   1993   1992
                                                             ---- -------  ----
   Current.................................................. $751 $ 1,287  $957
   Deferred.................................................   89     (87) (157)
                                                             ---- -------  ----
   Total.................................................... $840 $ 1,200  $800
                                                             ==== =======  ====

  Income tax expense (benefit) attributable to investment securities (losses) gains was $(11), $(0), and $45 for 1994, 1993, and 1992, respectively.

  A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes is as follows:

                                                                   DEFERRED
                                       LIABILITY METHOD             METHOD
                                ------------------------------ ---------------
                                     1994           1993            1992
                                -------------- --------------- ---------------
                                AMOUNT PERCENT AMOUNT  PERCENT AMOUNT  PERCENT
                                ------ ------- ------  ------- ------  -------
   Computed tax at statutory
    federal rate...............  $967   35.0%  $1,337   35.0%  $ 934    34.0%
   Changes from statutory rate
    resulting from:
     Tax-exempt interest in-
      come.....................  (173)  (6.3)    (183)  (4.8)   (166)   (6.0)
     Other.....................    46    1.7       46    1.2      32     1.1
                                 ----   ----   ------   ----   -----    ----
   Actual tax expense..........  $840   30.4%  $1,200   31.4%  $ 800    29.1%
                                 ====   ====   ======   ====   =====    ====

  Significant components of the Bank's deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                                ---------------
                                                                 1994    1993
                                                                ------- -------
   Deferred tax assets:
     Allowance for loan losses................................. $ 1,757 $ 1,265
     Accrued liabilities.......................................      51      42
     Capitalized costs.........................................     142     165
     Available-for-sale securities.............................      36     --
     Other.....................................................     --      276
                                                                ------- -------
   Total deferred tax assets...................................   1,986   1,748
   Deferred tax liabilities:
     Premises and equipment....................................   2,477   2,191
     Other.....................................................      90      85
                                                                ------- -------
   Total deferred tax liabilities..............................   2,567   2,276
                                                                ------- -------
   Net deferred tax liabilities................................ $   581 $   528
                                                                ======= =======

11. EMPLOYEE BENEFIT PLANS

  The Bank's Parent has a noncontributory pension plan covering substantially all employees of the Bank and other affiliates of the Parent. The retirement benefits are based on length of service and the employee's highest five years of compensation during the last ten years of service. The Parent's funding policy is to contribute amounts necessary to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974.

  Employees of the Bank are eligible to participate in the Parent's pension plan. The Bank's pension liability is limited to making annual payments to the plan as calculated by its actuaries. Pension expense was $108, $53, and $35 for the years ended December 31, 1994, 1993, and 1992.

  The Parent and the Bank sponsor a 401(k) plan which includes substantially all of the Bank's employees. The Bank is required to make contributions to the plan in varying amounts. For 1994, 1993, and 1992, expense related to this plan was $73, $69, and $63, respectively.

  In 1992, the Bank participated in Key's employee stock ownership plan which covered substantially all employees. Contributions were based on salaries and also included a discretionary component. Employee stock ownership expense allocated to the Bank during 1992 approximated $475. After 1992, the employee stock ownership plan was frozen and eventually merged into the Parent's 401(k) plan.

POSTRETIREMENT BENEFITS OTHER THAN PENSION

  The Parent currently sponsors a defined benefit postretirement plan that covers salaried employees. The plan provides medical, dental, and life insurance benefits. Benefits are available to retired employees with more than ten years of service who retire under the normal or early retirement provisions of the Parent's Retirement Plan. The medical and dental benefits are contributory, while the life insurance is noncontributory.

  Employees of the Bank were eligible to participate in the Parent's defined postretirement benefit plan effective January 1, 1994. The Bank pre-funds retiree medical benefits to the extent such benefits are deductible for federal income tax purposes; however, these funds are not restricted as to use for such benefits and, therefore, do not meet the definition of plan assets. For 1994, the expense related to this plan was $37.

12. COMMITMENTS AND CONTINGENT LIABILITIES

  During 1994, the Bank became a defendant in a lender liability lawsuit with the plaintiff seeking unspecified actual, consequential, and punitive damages. During 1993, the Bank became a defendant in a malicious prosecution lawsuit with the plaintiff seeking damages for attorney fees, diminished earning capacity, impairment to business and personal reputation, and mental anguish. The plaintiff is seeking unspecified monetary damages and punitive damages. The Bank vigorously disputes all charges in both of these lawsuits and preliminary hearings and discovery proceedings are in progress. The ultimate outcome of these lawsuits cannot presently be determined. Accordingly, no provision for any liability that may result from these lawsuits has been made in these financial statements.

  In the normal course of business, the Bank offers certain financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Generally accepted accounting principles require that these products be accounted for as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. Following is a discussion of these products.

  Standby Letters of Credit: These agreements are used by the Bank's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Bank guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. The Bank has issued standby letters of credit of approximately $1,460 and $1,390 as of December 31, 1994 and 1993.

  Loan Commitments: At December 31, 1994 and 1993, the Bank had commitments outstanding to extend credit of approximately $18,080 and $11,910. These commitments generally require the customers to maintain certain credit standards.

  The Bank evaluates each customer's credit worthiness on a case-by-case basis. Management generally requires collateral to secure these commitments. The amount of collateral obtained by the Bank is based upon management's credit evaluation of the counterparty. Collateral held varies, but may include deposits in financial institutions, accounts receivable, inventory, equipment, and real estate.

  Management conducts regular reviews of these commitments and the results are considered in assessing the adequacy of the Bank's allowance for loan losses. Management does not anticipate any material losses as a result of these standby letters of credit and loan commitments.

  Interest Rate Swaps: Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The Bank uses interest rate swap transactions as part of its interest rate risk management strategy. The underlying principal amounts in interest rate swap transactions, or notional amounts, express the volume of the transactions, but not the amounts subject to credit risk. At December 31, 1994, the notional amount of interest rate swap transactions was $48,000. The amount at risk, calculated by estimating the cost of replacing at current market rates all the outstanding agreements for which the Bank would incur a loss, was approximately $2,400 at December 31, 1994.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

  The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

  Cash and Cash Equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair value.

  Investment Securities: Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

  Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

  Deposits: The estimated fair values of demand deposits (i.e. interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to their carrying amounts. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates, currently being offered on certificates, to a schedule of aggregated expected monthly maturities on time deposits.

  Short-term Borrowings: The carrying amounts in the balance sheets for repurchase agreements and other short-term borrowings approximate those liabilities' fair values.

  Interest Rate Swap Agreements: The fair values of interest rate swap agreements are estimated using dealer quotes. These values represent the costs to replace all outstanding interest rate swap agreements at current market rates, taking into consideration the current creditworthiness of the counterparties.

  The estimated fair values of the Bank's financial instruments are as follows:

                                                1994               1993
                                          -----------------  -----------------
                                          CARRYING   FAIR    CARRYING   FAIR
                                          AMOUNTS   VALUE    AMOUNTS   VALUE
                                          -------- --------  -------- --------
   Financial assets:
     Cash and short-term investments..... $  7,858 $  7,858  $  8,879 $  8,879
     Investment securities...............   41,402   41,382    78,339   80,940
     Loans ..............................  165,154  165,880   142,433  144,959
   Financial liabilities:
     Deposits............................  183,070  181,484   194,370  192,656
     Short-term borrowings...............   20,857   20,857    25,589   25,589
     Interest rate swap agreements.......      --    (2,427)      --      (238)

                   BANK ONE, PIKEVILLE, N.A. AND SUBSIDIARIES

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1995

                                                                           PAGE
                                                                           ----
Balance Sheets as of September 30, 1995 and 1994 (Unaudited).............  F-40

Statements of Income for the Nine Months Ended September 30, 1995 and
 1994 (Unaudited)........................................................  F-41

Statements of Shareholder's Equity for the Nine Months Ended
 September 30, 1995 and 1994 (Unaudited).................................  F-42

Statements of Cash Flows for the Nine Months Ended September 30, 1995 and
 1994 (Unaudited)........................................................  F-43

Notes to Interim Financial Statements (Unaudited)........................  F-44

                           BANK ONE, PIKEVILLE, N.A.

                           BALANCE SHEETS (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SEPTEMBER 30,
                                                            -----------------
                                                              1995     1994
                                                            -------- --------
ASSETS
Cash and due from banks.................................... $  6,334 $  6,797
Securities purchased under agreements to resell............   25,674   12,047
Cash and cash equivalents..................................
Investment securities:
  Available-for-sale at fair value.........................    3,567   21,674
  Held-to-maturity.........................................    9,299   11,479
Loans, net.................................................  164,191  163,607
Premises and equipment.....................................    8,948    9,254
Accrued interest receivable and other assets...............    3,006    2,400
                                                            -------- --------
    Total assets........................................... $221,019 $227,258
                                                            ======== ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Deposits:
  Non-interest bearing..................................... $ 24,540 $ 30,022
  Interest bearing.........................................  156,969  155,738
                                                            -------- --------
    Total deposits.........................................  181,509  185,760
Short-term borrowings:
  Federal funds purchased and repurchase agreements........   14,815   17,997
  Other....................................................    2,076    1,433
Accrued interest payable and other liabilities.............    3,250    2,205
                                                            -------- --------
    Total liabilities......................................  201,650  207,395
SHAREHOLDER'S EQUITY:
Common stock--$10.00 par value; 500,000 shares authorized;
 225,000 shares outstanding at September 30, 1995 and
 1994......................................................    2,250    2,250
Surplus....................................................    4,436    4,436
Retained earnings..........................................   12,662   13,420
Net unrealized gain (loss) on available-for-sale
 securities................................................       21     (243)
                                                            -------- --------
    Total shareholder's equity.............................   19,369   19,863
                                                            -------- --------
    Total liabilities and shareholder's equity............. $221,019 $227,258
                                                            ======== ========


                  See notes to unaudited financial statements.

                           BANK ONE, PIKEVILLE, N.A.

                        STATEMENTS OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
Interest income:
  Interest and fees on loans...............................  $11,751   $10,148

Interest and dividends on investment securities:
  Taxable..................................................    1,184     2,687
  Tax-exempt...............................................      205       270
Federal funds sold and securities purchased under
 agreements to resell......................................      461       120
                                                            --------  --------
    Total interest income..................................   13,601    13,225
Interest expense:
  Deposits.................................................    4,978     3,918
  Short-term borrowings....................................      880       624
                                                            --------  --------
    Total interest expense.................................    5,858     4,542
                                                            --------  --------
Net interest income........................................    7,743     8,683
Provision for loan losses..................................      675     1,524
                                                            --------  --------
Net interest income after provision for loan losses........    7,068     7,159

Non-interest income:
  Service charges and fees.................................      647       613
  Investment securities (losses) gains.....................      (32)      274
  Other....................................................      358       297
                                                            --------  --------
    Total non-interest income..............................      973     1,184

Non-interest expense:
  Salaries and employee benefits...........................    3,334     2,790
  Net occupancy............................................      981       697
  Other....................................................    2,449     2,184
                                                            --------  --------
    Total non-interest expense.............................    6,764     5,671
                                                            --------  --------
Income before income taxes.................................    1,277     2,672
Applicable income taxes....................................      400       869
                                                            --------  --------
Net income................................................. $    877  $  1,803
                                                            ========  ========

                  See notes to unaudited financial statements.

                           BANK ONE, PIKEVILLE, N.A.

                 STATEMENTS OF SHAREHOLDER'S EQUITY (UNAUDITED)
                                 (IN THOUSANDS)

                                                              NET
                                                           UNREALIZED
                                                            HOLDING
                                                         GAINS (LOSSES)
                                                         ON AVAILABLE-
                                COMMON         RETAINED     FOR-SALE
                                STOCK  SURPLUS EARNINGS    SECURITIES    TOTAL
                                ------ ------- --------  -------------- -------
Balances at January 1, 1994.... $2,250 $4,436  $13,637       $  --      $20,323
Accounting change adjustment
 for unrealized gains
 on securities available for
 sale, net of taxes at
 January 1, 1994...............                               1,236       1,236
Dividends on common stock......    --     --    (2,020)         --       (2,020)
Net income for nine months
 ended September 30, 1994......    --     --     1,803          --        1,803
Changes in unrealized holding
 gains (losses) on securities
 available for sale, net of
 taxes.........................                              (1,479)     (1,479)
                                ------ ------  -------       ------     -------
Balances at September 30,
 1994..........................  2,250  4,436   13,420         (243)     19,863
                                ====== ======  =======       ======     =======
Balances at January 1, 1995.... $2,250 $4,436  $12,760         (103)     19,343
Dividends on common stock......    --     --      (975)         --         (975)
Net income for nine months
 ended September 30, 1995......    --     --       877          --          877
Change in unrealized holding
 gains (losses) on  securities
 available for sale, net of
 taxes.........................    --     --       --           124         124
                                ------ ------  -------       ------     -------
Balances at September 30,
 1995.......................... $2,250 $4,436  $12,622       $   21     $19,369
                                ====== ======  =======       ======     =======


                       See notes to financial statements

                           BANK ONE, PIKEVILLE, N.A.

                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                NINE MONTH
                                                               PERIOD ENDED
                                                              SEPTEMBER 30,
                                                             -----------------
                                                              1995      1994
                                                             -------  --------
OPERATING ACTIVITIES
Net income.................................................  $   877  $  1,803
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Provision for loan losses................................      675     1,524
  Depreciation and amortization............................      911       417
  Deferred income tax expense..............................       68        67
  Loss (gain) on sales of investment securities............       31      (275)
  (Increase) decrease in accrued interest receivable and
   other assets............................................     (939)      654
  Increase in accrued interest payable and other
   liabilities.............................................      513       401
                                                             -------  --------
Net cash provided by operating activities..................    2,136     4,591
INVESTING ACTIVITIES
Purchases of available-for-sale investment securities......  (23,011)   (8,584)
Proceeds from sales of available-for-sale investment secu-
 rities....................................................    8,247    36,553
Proceeds from maturities of available-for-sale investment
 securities................................................   42,039    12,535
Proceeds from maturities of held-to-maturity investment se-
 curities..................................................    1,370     4,461
Net change in loans........................................      288   (22,602)
Purchases of premises and equipment........................     (417)     (200)
                                                             -------  --------
Net cash provided by investing activities..................   28,516    22,163
FINANCING ACTIVITIES
Net decrease in deposits...................................   (1,561)   (8,610)
Net decrease in short-term borrowings......................   (3,966)   (6,159)
Cash dividends paid........................................     (975)   (2,020)
                                                             -------  --------
Net cash used in financing activities......................   (6,502)  (16,789)
                                                             -------  --------
Net increase in cash and cash equivalents..................   24,150     9,965
Cash and cash equivalents at beginning of year.............    7,858     8,879
                                                             -------  --------
Cash and cash equivalents at end of year...................  $32,008  $ 18,844
                                                             =======  ========

                       See notes to financial statements

                           BANK ONE, PIKEVILLE, N.A.

               NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                              SEPTEMBER 30, 1995
                                (IN THOUSANDS)

NOTE 1. BASIS OF PRESENTATION

  The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. For further information, refer to the financial statements and footnotes of Bank One, Pikeville, N.A. included elsewhere herein.

NOTE 2. CURRENT DEVELOPMENTS

  During the third quarter of 1995, BANC ONE CORPORATION entered into a definitive agreement to sell all of the outstanding stock of Bank One, Pikeville, N.A. to Matewan BancShares, Inc. for $28,600 in cash. It is anticipated that this transaction will be completed during the first quarter of 1996. Prior to signing the definitive agreement, the Bank incurred approximately $500 in retention and severance costs associated with a restructuring plan. This plan was terminated once the definitive agreement was signed.

  During the nine month period ended September 30, 1995, the Bank revised the useful lives of certain depreciable assets this change in estimate increased depreciation expense by approximately $300.

NOTE 3. PENDING LITIGATION

  During 1994, the Bank became a defendant in a lender liability lawsuit with the plaintiff seeking unspecified actual, consequential, and punitive damages. During 1993, the Bank became a defendant in a malicious prosecution lawsuit with the plaintiff seeking damages for attorney fees, diminished earning capacity, impairment to business and personal reputation, and mental anguish. The plaintiff is seeking unspecified monetary damages and punitive damages. The Bank vigorously disputes all charges in both of these lawsuits and preliminary hearings and discovery proceedings are in progress. The ultimate outcome of these lawsuits cannot presently be determined. Accordingly, no provision for any liability that may result from these lawsuits has been made in these financial statements.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                                ---------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Company..............................................................  12
The Acquisition..........................................................  13
Use of Proceeds..........................................................  15
Capitalization...........................................................  16
Common Stock Price Range and Dividends...................................  17
Pro Forma Financial Information..........................................  19
Management's Discussion and Analysis of Financial Conditions and Results
 of Operations...........................................................  23
Business.................................................................  44
Management...............................................................  45
Supervision and Regulation...............................................  48
Description of Capital Stock.............................................  55
Certain Income Tax Consequences..........................................  61
Underwriting.............................................................  64
Legal Matters............................................................  65
Experts..................................................................  65
Available Information....................................................  65
Index to Consolidated Financial Statements............................... F-1



                                700,000 SHARES

                      [LOGO OF MATEWAN BANCSHARES, INC.]


                               7 1/2% CUMULATIVE
                         CONVERTIBLE PREFERRED STOCK,
                                   SERIES A

                                ---------------

                                  PROSPECTUS

                                ---------------


                          WHEAT FIRST BUTCHER SINGER

                               February 27, 1996